                                               Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-12707

PROSPECTUS

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING

              10 1/2% SENIOR SUBORDINATED NOTES DUE 2006, SERIES A
[MARINER          ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
ENERGY,                               FOR
INC. LOGO]    10 1/2% SENIOR SUBORDINATED NOTES DUE 2006, SERIES B
                        ($100,000,000 PRINCIPAL AMOUNT)
                                       OF

                              MARINER ENERGY, INC.

                            ------------------------

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 24,
                             1997, UNLESS EXTENDED.
                            ------------------------

     Mariner Energy, Inc., a Delaware corporation (the "Company"), hereby makes an offer (the "Exchange Offer"), on the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $100,000,000 of its 10 1/2% Senior Subordinated Notes Due 2006, Series B (the "Exchange Notes"), for an equal principal amount of its outstanding 10 1/2% Senior Subordinated Notes Due 2006, Series A (the "Outstanding Notes", sometimes referred to collectively with the Exchange Notes as the "Notes"), in integral multiples of $1,000. The Exchange Notes will be subordinated to all Senior Indebtedness (as defined herein) of the Company and will be substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions. As of the date of this Prospectus, the Company has no Senior Indebtedness outstanding. However, the Company expects to incur substantial indebtedness under the Revolving Credit Facility (as defined herein) in the future, and such indebtedness will constitute Senior Indebtedness. The Outstanding Notes have been, and the Exchange Notes will be, issued under an Indenture dated as of August 1, 1996 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee (the "Trustee"). See "Description of the Exchange Notes". Under the terms of the Registration Agreement (as defined herein), upon the consummation of the Exchange Offer, certain registration rights relating to the Outstanding Notes and certain interest provisions relating to such rights will terminate. There will be no proceeds to the Company from this offering; however, pursuant to a Registration Agreement dated as of August 9, 1996 (the "Registration Agreement"), among the Company and the Placement Agents (as defined herein), the Company will bear certain offering expenses.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer (a "Participating Broker-Dealer") must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933 (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

     The Company will accept for exchange any and all validly tendered Outstanding Notes before 5:00 p.m., New York City time, on January 24, 1997, unless that date is extended (the "Expiration Date"). Tenders of Outstanding Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date; otherwise tenders are irrevocable. United States Trust Company of New York is acting as Exchange Agent in connection with the Exchange Offer. The Exchange Offer is not conditioned on any minimum principal amount of Outstanding Notes being tendered for exchange, but is otherwise subject to certain customary conditions.
                                                           (continued on page 3)
                            ------------------------

     SEE "RISK FACTORS", BEGINNING ON PAGE 17, FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY HOLDERS WHO TENDER OUTSTANDING NOTES IN THE EXCHANGE OFFER.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                THE DATE OF THIS PROSPECTUS IS DECEMBER 19, 1996

                                (COLOR MAP HERE)

     UNTIL MARCH 23, 1997 (90 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Summary...................................    5
Risk Factors..............................   17
The Exchange Offer........................   25
Use of Proceeds...........................   35
Capitalization............................   36
Pro Forma Financial Data..................   37
Unaudited Pro Forma Statements of
  Operations..............................   38
Selected Historical Data..................   39
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   41
Business..................................   50
The Transactions..........................   67
Management................................   70

                                            PAGE
                                            ----
Ownership of Securities...................   81
Certain Transactions......................   82
Description of Revolving Credit
  Facility................................   86
Description of the Exchange Notes.........   87
Certain U.S. Federal Tax Considerations...  116
Plan of Distribution......................  119
Legal Matters.............................  119
Independent Auditors......................  120
Independent Petroleum Engineers...........  120
Available Information.....................  120
Incorporation of Certain Documents........  121
Glossary..................................  122
Index to Financial Statements.............  F-1

                             ---------------------

(continued from cover page)

     The Exchange Notes will bear interest from the date of issuance of the Exchange Notes at a rate equal to 10 1/2% per annum and on the same terms as the Outstanding Notes. Interest on the Exchange Notes will be payable in arrears semiannually on February 1 and August 1 of each year, commencing on the first such date following the date of issuance of the Exchange Notes. Outstanding Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the Exchange Notes begins to accrue. Accrued and unpaid interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes will be payable on or before the first February 1 or August 1 following the date of issuance of the Exchange Notes.

     The Outstanding Notes were sold by the Company on August 14, 1996, to Morgan Stanley & Co. Incorporated, ECT Securities Corp. and NationsBanc Capital Markets, Inc. (the "Placement Agents") in transactions not registered under the Securities Act in reliance on the exemption provided in Section 4(2) of the Securities Act. The Placement Agents subsequently placed the Outstanding Notes with qualified institutional buyers in reliance on Rule 144A under the Securities Act, in offshore transactions in reliance on Regulation S under the Securities Act and with two institutional "accredited investors" (as defined in Rule 501(a)(1),(2),(3) or (7) under the Securities Act ("Institutional Accredited Investors")). Accordingly, the Outstanding Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the registration requirements of the Securities Act or unless an exemption from such registration requirements is available. The Exchange Notes are being offered hereunder to satisfy the obligations of the Company under the Registration Agreement. See "The Exchange Offer".

     Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to this Exchange Offer may be offered for resale, resold and otherwise transferred by a holder who is not a Participating Broker-Dealer or an affiliate of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, if the holder acquires the Exchange Notes in its ordinary course of business and is not participating in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Persons wishing to exchange Outstanding Notes in the Exchange Offer must represent to the Company that such conditions have been met.

     The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Although certain of the Placement Agents have advised the Company that, following consummation of the Exchange Offer, they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

     Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Outstanding Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Outstanding Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions on transfer thereof.

     The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Exchange Note (as defined under the caption "Description of the Exchange Notes"), which will be deposited with, or on behalf of, The Depository Trust Company (the "DTC") and registered in its name or in the name of Cede & Co., the DTC's nominee. Beneficial interests in the Global Exchange Note representing the Exchange Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by the DTC and its participants. After the initial issuance of the Global Exchange Note, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Note on the terms set forth in the Indenture. See "Description of the Exchange Notes -- Book-Entry; Delivery and Form".
                            ------------------------

     No dealer, salesperson or other person has been authorized to give information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Exchange Notes offered hereby, nor does it constitute an offer to sell or the solicitation of an offer to buy any of the Exchange Notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.
                            ------------------------

     This Prospectus includes "forward-looking statements". All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive advantages, goals, expansion and growth of the Company's business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other oil and gas companies; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and notes thereto and other data included elsewhere in this Prospectus. As used herein, references to the "Company" or "Mariner" mean Mariner Energy, Inc., a Delaware corporation. Certain oil and gas terms used in this Prospectus are defined in the "Glossary" included herein. Unless otherwise noted herein, all information contained in this Prospectus gives effect to (i) the recent purchase of all the outstanding common stock of the Company by Mariner Holdings, Inc., a Delaware corporation ("Mariner Holdings"), (ii) the incurrence of $50.0 million of indebtedness under the Revolving Credit Facility (as defined herein), (iii) the payment of an aggregate of $92.0 million in dividends to Mariner Holdings and (iv) the issuance of the Outstanding Notes and the application of the proceeds therefrom, including repayment of amounts outstanding under the Revolving Credit Facility. Joint Energy Development Investments Limited Partnership ("JEDI"), a limited partnership between the California Public Employees' Retirement System ("CalPERS") and an affiliate of Enron Capital & Trade Resources Corp. ("ECT"), owns approximately 96% of the stock of Mariner Holdings with the remaining approximate 4% thereof being owned by key personnel of the Company. ECT is a subsidiary of Enron Corp. ("Enron"), and an affiliate of ECT is the general partner of JEDI.

                                  THE COMPANY

     Mariner is an independent energy company engaged in oil and gas exploration, exploitation, development and production in three geographic areas: the shallow water or "shelf" (less than 600 feet deep) of the U.S. Gulf of Mexico (the "Gulf") and onshore areas near the Gulf; Gulf deepwater (greater than 600 feet deep); and the Permian Basin of West Texas. At March 31, 1996, approximately 85% in value (based on the present value of estimated future net revenues) of the Company's oil and gas reserves and most of its current efforts were located in or near the Gulf, which historically has been a prolific hydrocarbon producing area. The Company utilizes advanced evaluation and, particularly in the Gulf, advanced completion technologies to explore for and produce oil and natural gas.

     On March 31, 1996, the Company had proved reserves of 6.8 Mmbbls of oil and
96.3 Bcf of natural gas, aggregating 137.3 Bcfe, with approximately 70% of the Company's proved reserves attributable to natural gas. At such date, the present value of estimated future net revenues attributable to the Company's proved reserves was approximately $161.0 million, of which approximately $150.0 million was attributable to proved developed reserves. In addition to its properties holding proved reserves, the Company had an inventory of 30 specific prospects as of November 30, 1996, which it expects will account for most of its exploratory and exploitation drilling activities over the next two years. In the aggregate, the Company has a total undeveloped leasehold inventory of approximately 150,600 net acres, including 73 undeveloped Gulf blocks, and holds under license or other arrangement approximately 5,800 square miles of 3-D seismic data and approximately 178,000 linear miles of 2-D seismic data.

     From June 1, 1989 (when under new ownership the Company began to focus its efforts on the Gulf), through September 30, 1996, the Company drilled 228 gross (73.0 net) wells, including 76 gross (25.1 net) exploratory and deepwater exploitation wells. Of such wells, 23 were completed (21 in Gulf shallow water or onshore and two in Gulf deepwater), representing a 31% success rate on its exploration and deepwater exploitation activities. During the same period, the Company completed approximately 92% of its development wells. At September 30, 1996, the Company was in the process of drilling one gross (0.2 net) exploratory well.

     As a result of its successful exploration and exploitation efforts, from January 1, 1990, through March 31, 1996, the Company had increases in proved reserves of 48% to approximately 137 Bcfe and increases in production of 182% to approximately 70 Mmcfe per day. The Company achieved a 161% average annual reserve replacement ratio for the six years ended December 31, 1995, at an average finding and development cost of $0.97 per Mcfe of proved reserves. Between November 1, 1995 and September 30, 1996, average daily production increased 57% due to six new wells being brought online; 66% of this production increase was attributable to the Company's three deepwater Gulf wells and 34% to activities in Gulf shallow water and near onshore areas. Consistent with this recent increase in production, for the six months ended September 30, 1996, compared to the six months ended September 30, 1995, the Company's total revenues increased 120% to $32.8 million from $14.9 million, and the Company's EBITDA increased 152% to $26.0 million from $10.3 million.

                                    STRATEGY

     Mariner's strategy is to increase reserves, production and cash flows in a cost effective manner primarily "through the drillbit" -- by exploring, exploiting and developing prospects, as contrasted with increasing reserves by purchasing proved and producing properties. Mariner emphasizes internal growth through exploration, exploitation and development of internally generated prospects and prefers to operate the wells in which it participates and to hold substantial working interests therein.

     The Company applies a "portfolio management" approach to its drilling activities that is directed at balancing (i) its views as to the moderate risks of its exploration program in the Gulf and near onshore areas, the relatively lower risk of exploitation in Gulf deepwater and the still lower risk of development of the Company's interests in the Permian Basin of West Texas with
(ii) its views as to the potential for adding significant value from such activities, particularly in the shallow water and deepwater of the Gulf.

     In Gulf shallow water and near onshore fields, the Company focuses on prospects with attractive value-adding potential and attractive rates of return resulting from expected short production lead times, quick payout periods, low lease operating expenses and favorable leasehold costs. At March 31, 1996, approximately 68% in value of the Company's reserves, and as of September 30, 1996, approximately 70% of the Company's average daily production, were located in Gulf shallow water and near onshore fields.

     Mariner's Gulf deepwater operations have been focused on the exploitation of previously discovered reservoirs which the Company believes are too small to be of interest to large oil companies. The Company believes that its deepwater expertise and low operating costs enable it to develop small and midsize fields in deeper water of the Gulf profitably. At March 31, 1996, approximately 17% in value of the Company's reserves, and, as of September 30, 1996, approximately 24% of the Company's average daily production, were located in Gulf deepwater. The Company recently decided to expand its efforts in Gulf deepwater to include moderate risk exploration for undrilled reservoirs because of (i) the large reserve potential (relative to the Company's size) that it believes can be found in deepwater areas targeted by it, (ii) the relative immaturity of these exploration activities compared to other Gulf activities and (iii) the limited competition for the Company's targeted reservoir sizes.

     The Company's operations in the Spraberry Trend of the Permian Basin of West Texas, which, at March 31, 1996, accounted for approximately 15% in value of the Company's reserves, and, as of September 30, 1996, approximately 6% of the Company's average daily production, have been important to the Company's internal growth strategy by providing a consistent source of cash flow for use in the Company's other activities.

     The Company currently plans to focus the majority of its prospect acquisition, exploration, exploitation and development efforts in the shallow water and deepwater of the Gulf. In furtherance of its leasehold acquisition program in such areas, Mariner acquired 19 offshore blocks in 1995 through lease sales and farm-ins and was the successful bidder on eight additional blocks in the Gulf in April 1996. Additionally, in September 1996, the Company was the high bidder on 16 blocks in the Gulf (13 in deepwater). The Minerals Management Service, an agency of the U.S. Department of the Interior (the "MMS"), has awarded leases to the Company on 14 of these blocks and continues to evaluate the remaining 2 high bids. Although the Company expects that most, if not all, of its remaining high bids will result in lease awards, there can be no assurance of that result.

                             COMPETITIVE ADVANTAGES

     Mariner believes that the following competitive advantages, which it endeavors to emphasize in the implementation of its strategy, distinguish it from other independent oil and gas companies and are responsible to a significant extent for the success of the Company's exploration and exploitation efforts in recent years.

     Geographic Focus. A substantial portion of the Company's activities is concentrated in the Gulf where the Company has been successful in developing valuable reserves. The Company believes that exploration and development in shallow water of the Gulf offer attractive returns because of short production lead times, high production rates and relatively low capital and operating costs. The Company believes that its activities in Gulf deepwater offer attractive returns because of (i) large reserve potential, (ii) technological developments, (iii) the early stages of development in the area and (iv) a favorable competitive niche directed at exploiting small to moderate potential fields previously discovered by large oil companies but bypassed for exploitation by them as they search for larger fields -- a niche which few other independent oil companies of the Company's size are pursuing because of the significant technological and capital expenditure requirements. With a significant portion of its reserves in the Gulf, the Company benefits from the lower lease operating expenses associated with offshore wells which are generally more productive than typical onshore wells and allow for concentration of labor and equipment. In addition, production from such wells is not burdened by severance or ad valorem taxes, and royalties paid on Gulf oil and gas production to the federal government are generally lower than royalties paid in respect of onshore production to private landowners. Moreover, gas produced in the Gulf and near onshore areas usually receives top current prices because of its quality and proximity to competitive pipeline transportation, and oil produced in the areas of the Company's geographic focus is usually of good quality (as opposed to heavy crude or high sulfur content crude oil which require special processing) and typically carries prices which reflect such quality.

     Concentration of Reserves and Efficient Operations. The Company actively manages its portfolio of producing reserves to optimize concentration within its geographic areas of focus. At March 31, 1996, approximately 85% by value of the Company's reserves were located in six fields. This concentration enables the Company to achieve efficiencies in its operations and to control its general and administrative expenses relative to competitors that have more widespread operations. For the twelve months ended December 31, 1995, the Company's direct operating costs (consisting of lease operating expenses and general and administrative expenses) were $0.57 per Mcfe produced. Consistent with its emphasis on reserve concentration and low cost of operations, the Company regularly reviews its properties and, when appropriate, sells properties that are marginally profitable or outside of its areas of concentration.

     Application of Technology. The Company applies state-of-the-art technology to minimize exploration risk and maximize returns. Although the Company's database includes extensive 2-D and 3-D seismic data, virtually all of the Company's exploration and exploitation prospects are generated using 3-D seismic data. While 2-D seismic data, which historically has been used by oil and gas exploration companies, is still an important exploration tool, the use of 3-D data lowers the risk of dry holes and optimizes exploitation and development spending. The Company also utilizes state-of-the-art subsea production technology to lower the level of capital expenditures that might otherwise be associated with deepwater developments (for example, the construction of additional production platforms). The ability to utilize these and other technologies often allows the Company economically to pursue attractive projects below the size thresholds of large oil companies.

     Disciplined Approach to Exploration. The Company employs careful risk analysis to determine its drilling priorities, balancing the required capital outlay against the expected value of the well. Having confidence in its staff of explorationists, the Company typically has generated its own prospects and conducted its own risk analysis. The exploration, exploitation and development of internally generated prospects accounted for 80% by value of the Company's reserves at March 31, 1996. The Company attempts to focus its exploration and exploitation efforts on prospects with high value-adding potential while at the same time managing its risks by drilling approximately 10 to 12 exploitation and exploratory wells per year. Furthermore, the Company generally keeps its working interests at or below 50% by seeking industry participants in its exploitation and exploration activities in order to reduce its exposure on any single undertaking.

     Experienced Management with Significant Equity Incentives. The Company has a management team that has considerable expertise in the oil and gas industry and significant experience working with the Company. All present key employees of, and consultants to, the Company are eligible to participate in a management incentive program which provides overriding royalty interests in successful projects. The Company believes that its overriding royalty program provides a strong alignment of management's and investors' interests. In addition, the Company believes that this program is a significant reason why the Company has been able to retain the services of the members of its senior management team, most of whom have been working together at the Company for over 10 years. In connection with the Acquisition (as defined below), certain members of management and other key personnel of the Company (the "Management Stockholders") also purchased approximately 4% of the common stock of Mariner Holdings (the "Management Investment") and acquired options to purchase an additional 11% of the common stock of Mariner Holdings.

                                THE TRANSACTIONS

     Pursuant to a Stock Purchase Agreement dated as of April 1, 1996 (the "Purchase Agreement"), by and among Hardy Oil & Gas plc ("Hardy plc") and its wholly owned subsidiary Hardy Holdings Inc., on the one hand, and ECT and Mariner Holdings, on the other hand, Mariner Holdings acquired, effective as of such date, all the capital stock of the Company from Hardy Holdings Inc. (the "Acquisition") for an aggregate purchase price of approximately $185.5 million, including $14.5 million for net working capital of the Company. In connection with the Acquisition, substantial intercompany indebtedness and receivables and other third party indebtedness of the Company were eliminated. The Acquisition was financed by a $92.0 million bridge loan from JEDI (the "JEDI Bridge Loan") and $95.0 million in equity from JEDI (the "JEDI Equity"). In connection with the Acquisition, ECT, Mariner Holdings and certain persons entered into a Stockholders' Agreement dated April 2, 1996 (as amended, the "Stockholders' Agreement"), pursuant to which the Management Stockholders made the Management Investment.

     In connection with the Acquisition, which was accounted for as a purchase transaction, the Company incurred a "ceiling test" writedown under full cost accounting requirements of approximately $22.5 million. The "ceiling test" is applied, in general, to reduce the carrying value of oil and gas properties to an amount not greater than the present value of estimated future net revenues determined in accordance with the requirements of the Commission -- based in this instance on prices in effect as to the Company's oil and gas production on the closing date of the Acquisition. The writedown is an accounting charge and as such did not affect the Company's cash flow from operating activities.

     On June 28, 1996, the Company entered into a Credit Agreement (the "Revolving Credit Facility") with NationsBank of Texas, N.A., as agent for a group of banks (the "Lenders"), and borrowed $50.0 million thereunder to pay a dividend to Mariner Holdings (the "Mariner Dividend"), which was used by Mariner Holdings to partially repay the JEDI Bridge Loan (the "JEDI Bridge Repayment").

     On August 14, 1996, the Company issued the Outstanding Notes to the Placement Agents (the "Note Offering") pursuant to a Placement Agreement dated August 9, 1996 (the "Placement Agreement"). Of the net proceeds of the Note Offering, $42.0 million was used to pay a dividend to Mariner Holdings, which in turn used the dividend to repay the remaining balance of the JEDI Bridge Loan, and $50.0 million was used to repay all indebtedness outstanding under the Revolving Credit Facility.

     The Acquisition, the JEDI Equity, the JEDI Bridge Loan, the Management Investment, the Mariner Dividend, the JEDI Bridge Repayment and the Note Offering and the application of the proceeds therefrom are collectively referred to as the "Transactions". See "Use of Proceeds" and "The Transactions".
                             ---------------------

     The Company was incorporated in Delaware in 1983. The Company's executive offices are located at 580 WestLake Park Blvd., Suite 1300, Houston, Texas 77079, and its telephone number is (713) 584-5500.

                               THE NOTE OFFERING

THE OUTSTANDING NOTES......  The Outstanding Notes were sold by the Company on
                             August 14, 1996, to the Placement Agents pursuant to the Placement Agreement. The Placement Agents subsequently resold the Outstanding Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act, in offshore transactions in reliance on Regulation S under the Securities Act and to Institutional Accredited Investors.

REGISTRATION AGREEMENT.....  The Company and the Placement Agents have entered into the Registration Agreement, which grants the holders of the Outstanding Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights, which terminate on the consummation of the Exchange Offer. If applicable law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or in certain other circumstances, the Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") covering resales of Transfer Restricted Notes (as defined in the Registration Agreement). See "The Exchange Offer -- Shelf Registration Statement".

                               THE EXCHANGE OFFER

SECURITIES OFFERED.........  $100,000,000 aggregate principal amount of 10 1/2%
                             Senior Subordinated Notes Due 2006, Series B.

THE EXCHANGE OFFER.........  $1,000 principal amount of the Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes. As of the date hereof, $100,000,000 aggregate principal amount of Outstanding Notes are outstanding. The Company will issue the Exchange Notes as soon as practicable after the Expiration Date.

                             Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or a Participating Broker-Dealer) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                             Each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. A broker-dealer that delivers a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Agreement (including certain indemnification rights and obligations). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

                             Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991) or similar no-action letters and, in the absence of an exemption from applicable legislative requirements, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale transaction. Failure to comply with such requirements in those instances may result in the holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

EXPIRATION DATE............  5:00 p.m., New York City time, on January 24, 1997, unless that date is extended.

INTEREST ON THE NOTES......  The Exchange Notes will bear interest from the date of issuance of the Exchange Notes. Outstanding Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the Exchange Notes begins to accrue. Accrued and unpaid interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes will be payable on or before the first February 1 or August 1 following the date of issuance of the Exchange Notes.

PROCEDURES FOR TENDERING
  OUTSTANDING NOTES........  Each holder of Outstanding Notes wishing to accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Outstanding Notes and any other required documentation, to the Exchange Agent at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the holder or the person receiving Exchange Notes, whether or not such person is the holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In lieu of physical delivery of the certificates representing Outstanding Notes, tendering holders may transfer notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange
                             Offer -- Procedures for Tendering".

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS..........  Any beneficial owner whose Outstanding Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the beneficial owner's own behalf, it must, before completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appro-priate arrangements to register ownership of the Outstanding Notes in its name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Outstanding Notes who wish to tender their Outstanding Notes and whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) on or before the Expiration Date must tender their Outstanding Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures".

WITHDRAWAL RIGHTS..........  Tenders may be withdrawn at any time before 5:00
                             p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawal of Tenders".

ACCEPTANCE OF OUTSTANDING
  NOTES AND DELIVERY OF
  EXCHANGE NOTES...........  Subject to certain conditions, the Company will accept for exchange any and all Outstanding Notes that are properly tendered in the Exchange Offer before 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the date of issuance of the Exchange Notes. See "The Exchange Offer -- Terms of the Exchange Offer".

FEDERAL INCOME TAX
  CONSIDERATIONS...........  The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See "Certain U.S. Federal Tax Considerations".

EFFECT ON HOLDERS OF
  OUTSTANDING NOTES........  As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Agreement, and, with certain exceptions noted below, holders of Outstanding Notes who do not tender their Outstanding Notes will not have any further registration rights under the Registration Agreement or otherwise. They will continue to hold the untendered Outstanding Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effect as a result of the Exchange Offer. All untendered Outstanding Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market of the untendered Outstanding Notes could be adversely affected.

SHELF REGISTRATION
  STATEMENT................  If (i) the Company determines that the Exchange
                             Offer may not be consummated as soon as practicable after the Expiration Date because it would violate applicable law or the applicable interpretations of the staff of the Commission, (ii) the Exchange Offer is not consummated within 180 days of the date of the Registration Agreement, (iii) the Placement Agents so request with respect to the Outstanding Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer and held by them following consummation of the Exchange Offer or (iv) any holder of an Outstanding Note (other than an Exchanging Dealer (as defined in the Registration Agreement)) is not eligible to participate in the Exchange Offer or, in the case of any holder of Outstanding Notes (other than an Exchanging Dealer) that participates in the Exchange Offer, the holder does not receive freely tradable Exchange Notes on the date of the exchange for validly tendered (and not withdrawn) Outstanding Notes, the Company has agreed to file and maintain a shelf registration statement that would allow resales of transfer restricted Outstanding Notes or Exchange Notes owned by such holders.

EXCHANGE AGENT.............  United States Trust Company of New York.

CORRECTIVE AMENDMENT TO THE
  INDENTURE................  Promptly after completion of the Exchange Offer, the Company intends to effect an amendment (the "Amendment") to the Indenture that will cure an unintended and inadvertent omission, defect and inconsistency in the Indenture. The tender of an Outstanding Note together with a Letter of Transmittal pursuant to the Exchange Offer shall constitute the agreement of the Holder of that Outstanding Note that the Company may cure this unintended and inadvertent omission, defect and inconsistency in the Indenture without further action or approval by holders of the Notes. The Amendment is described in greater detail under the heading "The Exchange Offer -- Corrective Amendment to the Indenture".

                     SUMMARY OF TERMS OF THE EXCHANGE NOTES

ISSUER.....................  Mariner Energy, Inc.

SECURITIES OFFERED.........  $100,000,000 aggregate principal amount of 10 1/2%
                             Senior Subordinated Notes Due 2006, Series B.

MATURITY...................  August 1, 2006.

INTEREST...................  Payable semiannually in cash, on February 1 and
                             August 1, commencing on the first such date following the date of issuance of the Exchange Notes.

OPTIONAL REDEMPTION BY
  COMPANY..................  The Exchange Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2001, initially at 105.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after August 1, 2003.

                             In addition, at the option of the Company, at any time prior to August 1, 1999, the Exchange Notes will be redeemable from the net proceeds of one or more Public Equity Offerings (as defined under the caption "Description of the Exchange Notes"), at 110.5% of their principal amount, plus accrued interest; provided, however, that at least $65.0 million in aggregate principal amount of Exchange Notes, together with the Outstanding Notes, must remain outstanding immediately after the occurrence of any such redemption. See "Description of the Exchange Notes -- Optional Redemption".

CHANGE OF CONTROL..........  Upon a Change of Control (as defined under the caption "Description of the Exchange Notes"), each holder of Exchange Notes (a "Holder") will have the right to require the Company to repurchase all or any portion of such Holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. See "Description of the Exchange
                             Notes -- Certain Covenants -- Change of Control".

RANKING....................  The Exchange Notes will be unsecured, general obligations of the Company, subordinated in right of payment to all Senior Indebtedness (as defined under the caption "Description of the Exchange Notes") of the Company, including indebtedness under the Revolving Credit Facility. The Exchange Notes will rank pari passu in right of payment with any future senior subordinated indebtedness of the Company and will be senior in right of payment to all other future subordinated indebtedness of the Company. In addition, the Exchange Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. As of the date of this Prospectus, the Company's only outstanding indebtedness for money borrowed is the Outstanding Notes. However, the Company expects to incur substantial indebtedness under the Revolving Credit Facility in the future, and such indebtedness will constitute Senior Indebtedness. See "Risk Factors -- Subordination of the Exchange Notes" and "Description of the Exchange Notes -- Ranking".

CERTAIN COVENANTS..........  The indenture pursuant to which the Exchange Notes will be issued contains certain covenants for the benefit of the Holders, including, among others, covenants limiting the incurrence of additional indebtedness, the payment of dividends, the redemption of capital stock, the making of certain investments, the issuance of capital stock of subsidiaries, the creation of dividend and other restrictions affecting subsidiaries, transactions with affiliates, asset sales and certain mergers and consolidations. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the Exchange Notes -- Certain Covenants".

BOOK-ENTRY; DELIVERY AND
  FORM.....................  The Exchange Notes will be represented by one permanent Global Exchange Note in definitive, fully registered form deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC. See "Description of the Exchange Notes -- Book-Entry; Delivery and Form".

                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN MATTERS RELATING TO AN INVESTMENT IN THE EXCHANGE NOTES. SEE "RISK FACTORS".

                              SUMMARY INFORMATION

     The following table sets forth for the periods indicated certain summary historical financial, operating and reserve data of the Company and certain pro forma financial data. See "Pro Forma Financial Data", "Selected Historical Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The historical data should be read in conjunction with the Financial Statements of the Company included elsewhere in this Prospectus. As a part of the Transactions, Mariner Holdings consummated the Acquisition on May 16, 1996; however, for accounting purposes, the Acquisition is treated as if it had occurred on April 1, 1996. The Acquisition has been accounted for using the purchase method of accounting, and Mariner Holdings' cost of acquiring the Company has been allocated to the assets and liabilities of the Company based on estimated fair values. As a result, the Company's financial position and operating results subsequent to the Acquisition reflect a new basis of accounting and are not comparable to prior periods. The pro forma information, which reflects the Transactions, should be read in conjunction with "Pro Forma Financial Data". Neither the historical results nor the pro forma results are necessarily indicative of the Company's future operations or financial results.

     The Company has not paid a dividend out of earnings in any of the periods presented. On June 28, 1996, the Company paid a special dividend of $50.0 million to Mariner Holdings, its sole stockholder, from the proceeds of a borrowing under the Revolving Credit Facility, which was used to repay a portion of the JEDI Bridge Loan. On August 14, 1996, the Company paid a special dividend of $42.0 million to Mariner Holdings from the proceeds of the Note Offering, which was used to repay the remainder of the JEDI Bridge Loan. See "Use of Proceeds" and "The Transactions -- Financing". These dividends were not paid out of earnings but were a means of refinancing the JEDI Bridge Loan, under which Mariner Holdings was the primary obligor, with debt of the Company. The Revolving Credit Facility and the Indenture restrict the Company's ability to pay dividends. See "Description of Revolving Credit Facility" and "Description of the Exchange Notes -- Certain Covenants -- Limitation on Restricted Payments".

                                                 PREDECESSOR COMPANY(1)
                   ----------------------------------------------------------------------------------
                                                                                            HISTORICAL
                                                                               ------------------------------------
                                    YEAR ENDED DECEMBER 31,                                                SIX
                   ----------------------------------------------------------                 THREE       MONTHS      PRO FORMA
                                                                               NINE MONTHS    MONTHS      ENDED      NINE MONTHS
                                      HISTORICAL                        PRO       ENDED       ENDED     SEPTEMBER       ENDED
                   -------------------------------------------------   FORMA    SEPTEMBER     MARCH        30,        SEPTEMBER
                     1991      1992      1993      1994       1995    1995(2)    30, 1995    31, 1996      1996      30, 1996(2)
                   --------   -------   -------   -------   --------  -------  ------------  --------  ------------  ------------
                                                    (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF
 OPERATIONS DATA:
 Total revenues... $ 21,587   $20,972   $34,295   $35,856   $ 33,309  $33,309    $ 22,545    $13,778     $ 32,751      $ 46,529
 Lease operating
   expenses.......    6,310     6,312     7,746     7,118      7,331    7,331       5,279      2,872        5,211         8,083
 Depreciation,
   depletion and
   amortization...    9,236     8,572    15,607    16,221     15,635   17,065      11,915      6,309       17,674        24,889
 Impairment of oil
   and gas
   properties.....   16,325               6,296     6,257                                                  22,500
 General and
   administrative
   expenses.......    1,661     1,948     2,242     1,830      2,028    2,028       1,535        712        1,537         2,249
                   --------   -------   -------   -------   --------  -------     -------    -------     --------       -------
   Operating
     income
     (loss).......  (11,945)    4,140     2,404     4,430      8,315    6,885       3,816      3,885      (14,171)       11,308
 Interest
   income.........      172     1,021     1,513     1,084      9,255      783       6,948      2,167          310           370
 Interest
   expense........   (4,113)   (4,940)   (7,358)   (8,125)   (12,772)  (9,286)     (9,550)    (3,391)      (5,102)       (7,830)
 Write-off bridge
   loan fees......                                                                                         (2,392)
                   --------   -------   -------   -------   --------  -------     -------    -------     --------       -------
   Income (loss)
     before income
     taxes........  (15,886)      221    (3,441)   (2,611)     4,798   (1,618)      1,214      2,661      (21,355)        3,848
 Provision for
   income taxes...                                               338      338         362
                   --------   -------   -------   -------   --------  -------     -------    -------     --------       -------
 Income (loss)
   after income
   taxes.......... $(15,886)  $   221   $(3,441)  $(2,611)  $  4,460  $(1,956)   $    852    $ 2,661     $(21,355)     $  3,848
                   ========   =======   =======   =======   ========  =======     =======    =======     ========       =======
OTHER DATA:
 EBITDA(3)........ $ 13,616   $12,712   $24,307   $26,908   $ 23,950  $23,950    $ 15,732    $10,194     $ 26,003      $ 36,197
 Ratio of EBITDA
   to net interest
   expense(4).....      2.7x      2.5x      3.6x      3.5x       4.3x     2.2x        3.7x       7.4 x        3.4x          4.4x
 Ratio of net debt
   to EBITDA(5)...      5.8x      7.1x      3.7x      3.9x       2.5x     4.2x
 Ratio of earnings
   to fixed
   charges(6).....                                               1.3x                 1.0x       1.7 x                      1.4x

                                                              PREDECESSOR COMPANY(1)
                                  -------------------------------------------------------------------------------
                                                                                                       HISTORICAL
                                                YEAR ENDED DECEMBER 31,                 -----------------------------------------
                                  ---------------------------------------------------                     THREE          SIX
                                                                                         NINE MONTHS     MONTHS        MONTHS
                                                      HISTORICAL                            ENDED         ENDED         ENDED
                                  ---------------------------------------------------   SEPTEMBER 30,   MARCH 31,   SEPTEMBER 30,
                                   1991       1992       1993       1994       1995         1995          1996          1996
                                  -------   --------   --------   --------   --------   -------------   ---------   -------------
                                                                   (IN THOUSANDS, EXCEPT RATIOS)
CAPITAL EXPENDITURES:
 Leasehold acquisition..........  $ 5,246   $  1,694   $    590   $  2,521   $  4,594     $   4,288     $    949      $  13,366
 Oil and gas exploration........   10,240     11,437     11,695     16,495     12,866         8,465        3,903         11,775
 Oil and gas development and
   other........................   12,777     14,639     15,681     17,907     24,312        19,346        2,643          2,814
                                  --------   -------    -------    -------   --------       -------      -------       --------
                                  $28,263   $ 27,770   $ 27,966   $ 36,923   $ 41,772     $  32,099     $  7,495      $  27,955
                                  ========   =======    =======    =======   ========       =======      =======       ========

                                                                      PREDECESSOR COMPANY(1)
                                                  ---------------------------------------------------------------
                                                                    AT DECEMBER 31,                        AT
                                                  ---------------------------------------------------   MARCH 31,   AT SEPTEMBER
                                                   1991       1992       1993       1994       1995       1996        30, 1996
                                                  -------   --------   --------   --------   --------   ---------   -------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets...................................  $93,162   $125,532   $138,435   $138,202   $250,726   $254,301      $ 192,394
 Long-term receivable from affiliates...........              15,000     18,000      4,000    106,000    104,000
 10 1/2% Senior Subordinated Notes Due 2006.....                                                                         99,512
 Other long-term debt, less current
   maturities...................................   79,000    105,000    109,000    105,500    162,500    162,500
 Stockholder's equity...........................    6,128      8,350     20,909     18,789     69,258     71,919         74,390

                       SUMMARY OPERATING AND RESERVE DATA

                                                                                                            NINE MONTHS
                                                                  YEAR ENDED DECEMBER 31,                      ENDED
                                                    ---------------------------------------------------    SEPTEMBER 30,
                                                     1991       1992       1993       1994       1995          1996
                                                    -------    -------    -------    -------    -------    -------------
PRODUCTION DATA:
  Oil (Mbbls)......................................     586        525        470        459        424           570
  Natural gas (Mmcf)...............................   5,437      5,896     12,507     14,362     13,770        15,655
  Natural gas equivalent (Mmcfe)...................   8,953      9,046     15,327     17,116     16,314        19,075
AVERAGE SALES PRICE PER UNIT:
  Oil (per Bbl, including effects of hedging)...... $ 20.58    $ 19.51    $ 17.07    $ 15.86    $ 17.19       $ 18.39
  Oil (per Bbl, excluding effects of hedging)......   20.58      19.51      17.07      15.86      17.19         19.81
  Natural gas (per Mcf, including effects of
    hedging).......................................    1.75       1.82       2.10       1.99       1.76(7)       2.30
  Natural gas (per Mcf, excluding effects of
    hedging).......................................    1.75       1.94       2.16       1.94       1.70(7)       2.44
  Natural gas equivalent (per Mcfe, including
    effects of hedging)............................    2.41       2.32       2.24       2.09       2.04          2.44
COSTS PER MCFE:
  Lease operating expense..........................    0.70       0.70       0.51       0.42       0.45          0.42(13)
  Depreciation, depletion and amortization.........    1.03       0.95       1.02       0.95       0.96          1.30(13)
  General and administrative expense...............    0.19       0.22       0.15       0.11       0.12          0.12(13)
  Average finding and development cost(8)..........    1.03       0.98       1.12       1.07       0.97          1.12(13)

                                                                        AT DECEMBER 31,                             AT
                                                   ---------------------------------------------------------     MARCH 31,
                                                    1991         1992        1993        1994         1995         1996
                                                   -------     --------     -------     -------     --------     ---------
ESTIMATED PROVED RESERVES:
  Total proved reserves (Mmcfe)................... 118,264      117,977     127,828     142,045      138,344      137,333
  Annual reserve replacement ratio(9).............     3.9x         1.9x        1.7x        2.0x         1.2x
  Estimated reserve life (in years)(10)...........    11.7          8.7         7.8         7.4          6.3          5.2
  Present value of estimated future net revenues
    (in thousands)(11)............................ $77,140     $100,064     $94,243     $95,318     $173,421     $161,048
  Standardized measure of discounted net
    cash flows(12)................................  69,716       92,223      90,657      89,604      160,515      152,229

---------------

 (1) For purposes of this Prospectus, the term "Predecessor Company" refers to Mariner Energy, Inc. (formerly named "Hardy Oil & Gas USA Inc.") prior to the effective date of the Acquisition.

 (2) The pro forma Statement of Operations Data reflects the effect of the Transactions. See "Pro Forma Financial Data" for a discussion of the preparation of the pro forma information. See also "Use of Proceeds", "Pro Forma Capitalization" and "The Transactions".

 (3) EBITDA is calculated as operating income before interest, income taxes, depletion, depreciation, amortization and impairment of oil and gas property. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining a company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the Company's operating performance or liquidity. EBITDA is not necessarily comparable to a similarly titled measure of another company. The Revolving Credit Facility requires the Company to maintain certain financial ratios related to EBITDA, and the Indenture limits the Company's ability to incur certain indebtedness, pay dividends and engage in certain other transactions if certain financial ratios related to EBITDA are not met. See "Description of Revolving Credit Facility", "Description of the Exchange Notes -- Certain
     Definitions -- EBITDA" and "Description of the Exchange Notes -- Certain Covenants".

 (4) For purposes of computing the ratio of EBITDA to net interest expense, net interest expense consists of interest expense plus capitalized interest and reduced by interest income relating to long-term receivables from affiliates attributable to the fact that the Company was used to provide financing for its affiliates. In the absence of advances to affiliates (reflected in long-term receivables from affiliates), total long-term debt, and the interest expense thereon, would have been reduced.

 (5) Net debt has been calculated by reducing total long-term debt by the long-term receivables from affiliates. In the absence of advances to affiliates (reflected in long-term receivables from affiliates), total long-term debt would have been reduced.

 (6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the amortization of debt expense. For the years ended December 31, 1991, 1992, 1993 and 1994, earnings were insufficient to cover fixed charges by $16.8 million, $0.8 million, $4.4 million, and $3.2 million, respectively. For the six months ended September 30, 1996, earnings were insufficient to cover fixed charges by $21.6 million. For the pro forma year ended December 31, 1995, earnings would have been insufficient to cover fixed charges by $3.7 million.

 (7) Excludes the settlement of a bankruptcy claim against Columbia Gas Transmission Company, which is classified as natural gas sales elsewhere herein.

 (8) Average finding and development cost per Mcfe is a rolling average calculated by dividing capital expenditures (including future capital expenditures) relating to properties which have been evaluated for the rolling period by the ultimate reserve additions for the same period. For the nine-month period ended September 30, 1996, and the years ended December 31, 1995 and 1994, the rolling period is six years, which management believes is an appropriate period for meaningful presentation. As a result of the demerger of the Company in 1989, for the periods ended December 31, 1993, 1992 and 1991, a five year, a four year and three year rolling period, respectively, have been used because less than six years of data were available.

 (9) The annual reserve replacement ratio is calculated by dividing total reserve additions, including revisions, on an Mcfe basis for the year by actual production on an Mcfe basis for such year.

(10) The estimated reserve life is calculated by dividing the proved reserves on an Mcfe basis by the forecasted production on an Mcfe basis for the 12 months following the date indicated (both as estimated by the Company's independent reserve engineers as of December 31 of each year).

(11) Discounted at an annual rate of 10%. See "Glossary" included elsewhere in this Prospectus for the definition of "present value of estimated future net revenues".

(12) Represents after-tax present value of estimated future net revenues. Because the Company had significant net operating loss carry-forwards for federal income tax purposes, the information presented may not be representative.

(13) For purposes of computing the Costs per Mcfe, costs for the nine months ended September 30, 1996, are based on the pro forma results of operations for the period.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, as well as the other information contained in this Prospectus, in evaluating an investment in the Exchange Notes. This Prospectus contains forward-looking statements of the Company. The Company cautions prospective investors that the following important factors could affect the Company's actual results in the future.

SUBSTANTIAL LEVERAGE

     As of September 30, 1996, after the Note Offering and the application of the proceeds therefrom, the Company had total indebtedness for money borrowed of approximately $99.5 million and stockholders' equity of approximately $74.4 million. The Company intends to incur additional indebtedness for money borrowed in the future as it executes its strategy for prospect acquisition, exploration, exploitation and development. The Company's leverage could have important consequences to the holders of the Exchange Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations will be required for the payment of principal and interest on its indebtedness for money borrowed, thereby reducing the funds available to the Company for its operations and other purposes; (iii) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business. In addition, certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates. See
"-- Substantial Capital Requirements", "Capitalization", "Pro Forma Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Description of Revolving Credit Facility" and "Description of the Exchange Notes".

     The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness for money borrowed (including the Exchange Notes) depends on its future performance and successful strategy implementation, which is subject not only to its own actions but also to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, as well as to the prevailing market prices for oil, natural gas and natural gas liquids. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future credit will be available in an amount sufficient to enable the Company to service its indebtedness for money borrowed, including the Exchange Notes, or make necessary capital expenditures. In addition, depending on the levels of its cash flow and capital expenditures (the latter of which are, to a large extent, discretionary), the Company may need to refinance a portion of the principal amount of the Exchange Notes at or prior to their maturity. However, there can be no assurance that the Company would be able to obtain financing to complete a refinancing of the Exchange Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

DEPLETION OF RESERVES; NECESSITY OF SUCCESSFUL EXPLORATION AND DEVELOPMENT

     Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The Company's future oil and natural gas reserves and production, and, therefore, cash flow and income, are highly dependent upon the Company's success in efficiently developing and exploiting its current reserves and economically finding additional reserves that are economically recoverable. At March 31, 1996, approximately 85% by value of the Company's reserves were located in six fields. Without reserve additions in excess of production through successful exploration and development activities, the Company's reserves and production will decline. There can be no assurance that the Company will be able to find and develop or acquire additional reserves to replace its current and future production.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company is dependent upon its ability to obtain financing for prospecting, acquiring, exploring, exploiting and developing oil and natural gas properties beyond its internally generated cash flow. Historically, the Company has financed these activities primarily with internally generated funds and capital from its former parent, Hardy plc. The Company currently has plans for substantial capital expenditures to continue its exploration and development programs. The Company expects to utilize the Revolving Credit Facility to borrow funds required from time to time to supplement its own available cash. The Revolving Credit Facility limits the amounts the Company may borrow thereunder to amounts determined by the Lenders in their sole discretion, based upon the Lenders' projected net revenues from the Company's oil and natural gas properties and other considerations, and restricts the amounts the Company may borrow under other credit facilities. The Lenders may adjust the borrowings permitted to be outstanding under the Revolving Credit Facility semiannually and on one other occasion during each year. The Lenders may require that outstanding borrowings in excess of the borrowing limit be repaid in two equal payments -- one three months and one six months following a determination of such an excess -- and all amounts owed under the Revolving Credit Facility are due and payable on June 28, 1999. If revenues or the Company's borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future activities. No assurances can be given that the Company will have adequate funds available to it under the Revolving Credit Facility to carry out its strategy or that the Company will be able to make any mandatory principal payments required by the Lenders. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources". For a description of the Revolving Credit Facility and its principal terms and conditions, see "Description of Revolving Credit Facility".

VOLATILITY OF OIL, NATURAL GAS AND NATURAL GAS LIQUIDS PRICES

     The Company's financial results are significantly affected by the price received for the Company's oil, natural gas and natural gas liquids production. Historically, the markets for oil, natural gas and natural gas liquids have been volatile and are likely to continue to be volatile in the future. The prices received by the Company for its oil, natural gas and natural gas liquids production and the levels of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including market uncertainty, changes in global supply of and demand for oil, natural gas and natural gas liquids, weather conditions, the condition of the United States economy (particularly the manufacturing sector), the price and quantity of foreign imports, the price and availability of alternative fuels, political conditions (including embargoes) in or affecting other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. The Company's future financial condition and results of operations will be dependent, in part, upon the prices received for the Company's oil and natural gas production, as well as the costs of finding, developing and producing reserves. If oil and natural gas prices fall materially below their current levels, the availability of funds and the Company's ability to repay outstanding amounts under the Revolving Credit Facility and the Exchange Notes could be materially adversely affected. See "-- Substantial Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RESTRICTIVE DEBT COVENANTS

     The Revolving Credit Facility and the Indenture each contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that will otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Revolving Credit Facility requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Revolving Credit Facility. In the event of any such default, the Lenders could elect to declare all borrowings outstanding under the Revolving Credit Facility, together with accrued interest and other fees, to be due and payable, to require the Company to apply all of its available cash to repay such borrowings or to prevent the Company from making debt service payments on the Exchange Notes. If the indebtedness under the Revolving Credit Facility or the Exchange Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of Revolving Credit Facility" and "Description of the Exchange Notes".

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET REVENUES

     There are numerous uncertainties not only in generating valuable oil and gas prospects and successfully exploring and developing them but also in estimating quantities of proved reserves believed to have been discovered and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are only estimates. Reserve estimates are inherently imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by independent petroleum engineers that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results will differ, and are likely to differ materially, from the results estimated. Prospective investors in Exchange Notes are cautioned not to place undue reliance on the reserve data included in this Prospectus.

BUSINESS RISKS; OPERATING HAZARDS AND UNINSURED RISKS

     Oil and gas drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas production will be obtained, and many of such risks are beyond the Company's control. The decision to purchase, explore, develop or otherwise exploit a prospect or property will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. See "Business -- Oil and Natural Gas Reserves". The cost of drilling, completing and operating wells, including especially offshore wells, is often uncertain, and overruns in budgeted expenditures are common risks which can make a particular project uneconomical. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices and limitations in the market for products. At present, the level of drilling activity in the Gulf has resulted in significant increased demand for, and therefore increased costs associated with, drilling equipment and the services and products of other vendors to the industry. This circumstance presents the risk to the Company of the unavailability of necessary equipment and services at economical prices. The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities and, offshore, the proximity and ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with such owners or operators. Natural gas wells may be shut in for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity.

     The Company's oil and natural gas business is also subject to all of the operating risks associated with the drilling for and production of oil and natural gas, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids into the environment (including groundwater and shoreline contamination), blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to the Company. Although the Company maintains insurance at levels which it believes are consistent with industry practices, it is not fully insured against all risks. Losses and liabilities arising from uninsured and underinsured events could have a material adverse effect on the financial condition and operations of the Company.

WRITEDOWNS OF CARRYING VALUES

     The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a writedown for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time and even if prices increase in subsequent periods. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed or decline substantially. Any time a writedown is required, it will result in a charge to earnings but will not affect cash flow from operating activities.

GOVERNMENT LAWS AND REGULATIONS

     The Company's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted or the effect such changes may have on its business or financial condition. See "Business -- Regulation".

     The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The discharge of oil, natural gas, oil and gas exploration and production wastes or other pollutants into the air, soil or water may give rise to liabilities on the part of the Company to the government and third parties and may require the Company to incur costs of remediation. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect the Company's operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired or sold by the Company. See "Business -- Regulation".

RISKS OF HEDGING TRANSACTIONS

     The Company regularly enters into hedging transactions for its oil and natural gas production, and in the future likely will continue to do so. Such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedges and may expose the

Company to the risk of financial loss in certain circumstances, including possibly instances where the Company's production is less than expected or there is an unexpected event materially affecting prices. The Revolving Credit Facility imposes certain limitations on the Company's ability to enter into hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations", "Description of Revolving Credit Facility" and Note 6 to the Financial Statements of the Company included elsewhere in this Prospectus.

CONFLICTS OF INTEREST

     Enron is the parent of ECT, and an affiliate of Enron and ECT is the general partner of JEDI. Accordingly, Enron may be deemed to control JEDI, Mariner Holdings and the Company. In addition, five of the Company's directors are officers of Enron or affiliates of Enron. Enron and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and are, therefore, competitors of the Company. In addition, ECT and JEDI have provided, and may in the future provide, and ECT Securities Corp., another affiliate of Enron, has assisted, and may in the future assist, in arranging, financing to non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company. Because of these various possible conflicting interests, ECT, the Company, JEDI and the Management Stockholders have entered into an agreement that is intended to make clear that Enron and its affiliates have no duty to make business opportunities available to the Company. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise between the Company and Enron and its affiliates. There can be no assurance than any conflicts of interest will be resolved in favor of the Company.

     The Company expects that from time to time it will engage in various commercial transactions and have various commercial relationships with Enron and certain affiliates of Enron, such as holding and exploring, exploiting or developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. There can be no assurance that the terms of any future arrangements between the Company and Enron and affiliates of Enron will be on terms as favorable to the Company as would exist in an agreement with a third party. See "Certain Transactions -- Enron".

COMPETITION

     The Company operates in a highly competitive environment with respect to acquiring prospects, marketing oil and natural gas and securing trained personnel. Many of the Company's larger competitors possess and employ financial and personnel resources substantially greater than those available to the Company. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or personnel resources permit. The Company's ability to acquire additional prospects and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. There can be no assurance that the Company will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel, and raising additional capital.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its operations are dependent to a significant extent upon the efforts of three members of its senior management and one of its consultants, most of whom have been with the Company for more than 10 years. The loss of the services of any of these key individuals could have a material adverse effect upon the Company. The Company currently does not maintain any insurance against the loss of any of these individuals.

SUBORDINATION OF THE EXCHANGE NOTES

     The Exchange Notes will be subordinated in right of payment to all Senior Indebtedness of the Company, which includes all indebtedness under the Revolving Credit Facility. As of September 30, 1996, after the Note Offering and the application of the proceeds therefrom, the Company had no Senior Indebtedness and would have had up to $50.0 million available under the Revolving Credit Facility which, if borrowed, would be Senior Indebtedness. Although the Company currently does not conduct any business through subsidiaries, future operations of the Company could be conducted through subsidiaries. Claims of creditors of subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Exchange Notes, even if such obligations do not constitute Senior Indebtedness of such subsidiaries. However, in certain circumstances, the Exchange Notes may be guaranteed by certain subsidiaries of the Company. See "Description of the Exchange Notes -- Certain Covenants -- Future Guarantors". Any such guarantees, however, will be subordinate in right of payment to any Senior Indebtedness of such subsidiaries. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "Description of the Exchange Notes -- Certain
Covenants -- Limitation on Indebtedness".

     If the Exchange Notes are guaranteed by a subsidiary guarantor, the obligations of such subsidiary under its guaranty will be senior subordinated obligations. As such, the rights of Noteholders to receive payment by a subsidiary guarantor will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such subsidiary. The terms of the subordination with respect to the Company's obligations under the Exchange Notes will apply equally to a subsidiary guarantor and the obligations of such subsidiary under its guaranty.

     In the event of liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Exchange Notes only after the Senior Indebtedness of the Company has been paid in full. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Exchange Notes. In addition, the subordination provisions of the Indenture provide that no cash payment may be made with respect to the Exchange Notes during the continuance of a payment default under any Senior Indebtedness of the Company. Furthermore, if certain non-payment defaults exist with respect to certain Senior Indebtedness of the Company, the holders of such Senior Indebtedness will be able to prevent payments on the Exchange Notes for certain periods of time. See "Description of the Exchange Notes -- Ranking".

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Exchange Notes may require the Company to repurchase all or a portion of such holder's Exchange Notes at 101% of the principal amount of the Exchange Notes, together with accrued and unpaid interest to the date of repurchase. The Indenture requires that, prior to such a repurchase, the Company must either repay all outstanding Senior Indebtedness or obtain any required consents to such repurchase. Further, under the Revolving Credit Facility, an event of default is deemed to occur if JEDI, Enron, CalPERS, ECT and affiliates of such entities (or a combination of such entities) cease to own, directly or indirectly, outstanding capital stock of the Company (on either an undiluted or fully diluted basis) that in the aggregate permits such entities to elect a majority of the Board of Directors of the Company. In such circumstances, the Lenders could require the repayment of all outstanding borrowings under the Revolving Credit Facility. If a Change of Control were to occur, the Company may not have the financial resources to repay all of the Senior Indebtedness, the Exchange Notes and any other indebtedness that would become payable upon the occurrence of such Change of Control. See "-- Subordination of the Exchange Notes" and "Description of the Exchange Notes -- Certain Covenants -- Change of Control".

FRAUDULENT CONVEYANCE LAWS

     A portion of the proceeds of the Note Offering was used to repay outstanding indebtedness incurred to pay a cash dividend to Mariner Holdings, and a portion of the proceeds of the Note Offering was used to pay an additional cash dividend to Mariner Holdings. Mariner Holdings has used those dividends to repay the JEDI Bridge Loan. Under federal or state fraudulent transfer laws, if a court of competent jurisdiction were to find, in a lawsuit by an unpaid creditor or a representative of creditors, such as a trustee in bankruptcy or a debtor-in-possession, that the Company paid such dividend or incurred such indebtedness with the intent to hinder, delay or defraud present or future creditors, or received less than a reasonably equivalent value or fair consideration for any such indebtedness or payment, and at the time of such incurrence or payment (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence or payment, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay as such debts matured, such court could avoid the Company's obligations to the holders of the Exchange Notes, subordinate the Company's obligations to the holders of the Exchange Notes to all other indebtedness of the Company or take other action detrimental to the holders of the Exchange Notes. In that event, there can be no assurance that any repayment on the Exchange Notes could ever be recovered by the holders of the Exchange Notes. Any guarantee of the Exchange Notes by a subsidiary of the Company required pursuant to the terms of the Indenture may also be subject to challenge under fraudulent transfer laws and, in any case, will be limited to amounts that any such subsidiary can guarantee without violating such laws. See "Description of the Exchange Notes -- Certain Definitions -- Subsidiary Guaranty".

LACK OF PUBLIC MARKET FOR THE EXCHANGE NOTES

     The Outstanding Notes currently are owned by a relatively small number of beneficial owners. The Outstanding Notes have not been registered under the Securities Act and will be subject to significant restrictions on resale. The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Outstanding Notes or the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Although certain Placement Agents have advised the Company that, following consummation of the Exchange Offer, they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any market making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market making activity will be subject to the limits imposed in the Exchange Act, and may be limited during the Exchange Offer or the pendency of the Shelf Registration Statement. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for Outstanding Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of the Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender their Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions on transfer thereof. On consummation of the Exchange Offer, the registration rights under the Registration Agreement will terminate except that if (i) the Company determines that the Exchange Offer may not be consummated as soon as practicable after the Expiration Date because it would violate applicable law or the applicable interpretations of the staff of the Commission,
(ii) the Exchange Offer is not consummated within 180 days of the date of the Registration Agreement, (iii) the Placement Agents so request with respect to the Outstanding Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer and held by them following consummation of the Exchange Offer or
(iv) any holder of an

Outstanding Note (other than an Exchanging Dealer) is not eligible to participate in the Exchange Offer or, in the case of any holder of Outstanding Notes (other than an Exchanging Dealer) that participates in the Exchange Offer, such holder does not receive freely tradeable Exchange Notes on the date of the exchange for validly tendered (and not withdrawn) Outstanding Notes, the Company has agreed to file and maintain the Shelf Registration Statement that would allow resales or transfer of restricted Outstanding Notes or Exchange Notes owned by such holders. In addition, any holder of Outstanding Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution". To the extent that Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Outstanding Notes could be adversely affected. See "The Exchange Offer".

CONSEQUENCES OF THE EXCHANGE OFFER ON NON-TENDERING HOLDERS OF OUTSTANDING NOTES

     The Company intends for the Exchange Offer to satisfy its registration obligations under the Registration Agreement. If the Exchange Offer is consummated, the Company does not, except in very limited circumstances set forth in the Registration Agreement, intend to file additional registration statements for the sale or other disposition of Outstanding Notes. Consequently, following completion of the Exchange Offer, holders of Outstanding Notes seeking liquidity in their investment would have to rely on an exemption from the registration requirements of applicable securities laws, including the Securities Act, with respect to any sale or other disposition of Outstanding Notes.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Outstanding Notes were sold by the Company on August 14, 1996, to the Placement Agents pursuant to the Placement Agreement. The Placement Agents subsequently resold the Outstanding Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act, in offshore transactions in reliance on Regulation S under the Securities Act and to two Institutional Accredited Investors. In conjunction with the Placement Agreement, the Company entered into the Registration Agreement with the Placement Agents, which requires, among other things, that the Company file with the Commission a registration statement under the Securities Act with respect to an offer by the Company to the holders of the Outstanding Notes to issue and deliver to such holders, in exchange for Outstanding Notes, a like principal amount of Exchange Notes. The Company is required to use its best efforts to cause the registration statement relating to the Exchange Offer to be declared effective by the Commission under the Securities Act, to commence the Exchange Offer and to issue, on or prior to the Exchange Date, the Exchange Notes. The Exchange Notes will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than a holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or a Participating Broker-Dealer). A copy of the Registration Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name the Outstanding Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution".

TERMS OF THE EXCHANGE OFFER

     On the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Outstanding Notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the Expiration Date. As soon as practicable after the Expiration Date, the Company will issue $1,000 principal amount of Exchange Notes in exchange for $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Outstanding Notes pursuant to the Exchange Offer; however, Outstanding Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. In addition, the rights of the Holders of the Outstanding Notes under the terms of the Registration Agreement relating to the registration of the Outstanding Notes and certain interest provisions relating thereto will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the Indenture.


     As of the date of this Prospectus, $99,250,000 aggregate principal amount of the Outstanding Notes was outstanding and registered in the name of Cede & Co., as nominee for the DTC, and $750,000 aggregate principal amount of the Outstanding Notes was outstanding and registered in the name of two other holders. The close of business of December 18, 1996, is the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.


     Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

     The Company shall be deemed to have accepted validly tendered Outstanding Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Company.

     If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses".

CORRECTIVE AMENDMENT TO THE INDENTURE

     Promptly after the completion of the Exchange Offer, the Company intends to effect an amendment to the Indenture that will cure an unintended and inadvertent omission, defect and inconsistency in the Indenture -- a correction that the Company believes will not materially affect the rights of holders of the Notes. After the closing of the Note Offering, the Company discovered that a phrase had been omitted from the Indenture, the omission of which the Company believes causes the covenant (the "Negative Pledge Covenant") described under "Description of the Exchange Notes -- Certain Covenants -- Limitation on Liens" to be defective and inconsistent with other provisions of the Indenture. As currently drafted, the Negative Pledge Covenant prohibits the Company from granting a Lien (other than a Permitted Lien) covering any of its properties unless the Company also secures the Notes equally and ratably with the holder of that Lien. The persons who negotiated the Indenture intended that the Negative Pledge Covenant be similar to the comparable covenants in similar recent debt offerings by similar issuers, which permit the granting of Liens to secure Senior Indebtedness. The Company and the lead initial purchaser of the Outstanding Notes are of the view that the absence of a phrase in the Negative Pledge Covenant that excepts Liens granted to secure Senior Indebtedness was unintentional. The absence of this exception makes the Negative Pledge Covenant now in the Indenture inconsistent with the contractual subordination provisions of the Indenture, which provide that the Notes are subordinated in right of payment to all Senior Indebtedness, whether secured or unsecured. Currently, the Indenture expressly permits the granting of Permitted Liens in a number of instances, including Liens to secure Senior Indebtedness arising under credit facilities having an aggregate principal amount not in excess of the Borrowing Base. Therefore, the Amendment has no bearing on the Company's ability to secure the Revolving Credit Facility. See "Description of the Exchange Notes -- Certain Definitions -- Permitted Liens".

     If the Company were to grant a Lien (other than a Permitted Lien) on any of its property in favor of any holder of Senior Indebtedness and, pursuant to the Indenture as currently drafted, attempt to secure the Notes equally and ratably, the Notes would continue to be contractually subordinated in right of payment to all Senior Indebtedness in accordance with the terms of the Indenture, regardless of whether the Senior Indebtedness is secured or unsecured. The omission of an exception for Liens granted to secure Senior Indebtedness was inadvertent and does not reflect the intentions of the persons who negotiated the Indenture. To correct this omission or defect, the Company proposes to amend the Indenture by inserting into the Negative Pledge Covenant a phrase that commonly appears in indentures governing senior subordinated debt, which phrase would permit the Company to create Liens securing Senior Indebtedness without equally and ratably securing the Notes. See "Description of the Exchange
Notes -- Corrective Amendment to the Indenture". The Company is not currently contemplating any transaction that would require the Company to grant a Lien to secure the Notes pursuant to the terms of the Negative Pledge Covenant as currently in effect and believes that any such transaction is unlikely in the future. Moreover, the Revolving Credit Facility restricts the granting of any such Lien.

     The Indenture provides that the Company and the Trustee may amend the Indenture without notice to or the consent of any holder of Notes, among other things, to cure any ambiguity, omission, defect or inconsistency. See "Description of the Exchange Notes -- Amendments and Waivers". Since, however, the Notes were so recently issued and the Exchange Offer was in progress at the time the omission was discovered, the Company has concluded that it is advisable, in conjunction with the Exchange Offer, to explain the situation to holders of the Notes and to ask for an acknowledgement from them that the Company may cure the omission, defect and inconsistency in the manner described above.

     Accordingly, the Company has provided in the Letter of Transmittal that the tender of an Outstanding Note pursuant to the Exchange Offer constitutes the agreement of the Holder of that Outstanding Note with the Company's interpretation that it may so effect the Amendment through the execution, with the Trustee, of a supplemental indenture.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on January 24, 1997, unless the Company, in its sole discretion, extends the expiration date for the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     To extend the expiration date for the Exchange Offer, the Company will notify the Exchange Agent of the extension by oral or written notice, will mail to the registered Holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, and will make a public announcement of the extension.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Outstanding Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and, depending on the significance of the amendment and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to 10 business days if the Exchange Offer would otherwise expire during such five to 10 business day period.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NOTES

     The Exchange Notes will bear interest from the date of issuance of the Exchange Notes. Interest on the Exchange Notes will be payable semi-annually on each February 1 and August 1, commencing on the first such date following the date of issuance of the Exchange Notes. Outstanding Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the Exchange Notes begins to accrue. Accrued and unpaid interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes will be payable on or before the first February 1 or August 1 following the date of issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

     Only a Holder of Outstanding Notes may tender them in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver the Letter of Transmittal or facsimile, together with the Outstanding Notes and any other required documents, to the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Outstanding Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" before 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of book-entry transfer must be received by the Exchange Agent before the Expiration Date.

     By executing the Letter of Transmittal, each Holder will (i) make to the Company the representation set forth below in the second paragraph under the heading "Resale of Exchange Notes" and (ii) agree that the Company may effect the Amendment without further action or approval by holders of the Notes.

     The tender by a Holder and the acceptance thereof by the Company will constitute agreement between the Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR THE HOLDERS.

     A beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct the registered Holder to tender on the beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Outstanding Notes tendered thereby are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guaranty must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Outstanding Notes listed therein, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered Holder as the registered Holder's name appears on the Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Exchange Notes at the DTC (the "Book-Entry Transfer Facility") for the purpose of facilitating the Exchange Offer, and, subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Outstanding Notes by causing the Book-Entry Transfer Facility to transfer the Outstanding Notes into the Exchange Agent's account with respect to the Outstanding Notes in accordance with the Book-

Entry Transfer Facility's procedures for transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guaranty and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or before the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures; provided, however, that a participant in the DTC's book-entry system may, in accordance with DTC's Automated Tender Offer Program procedures and in lieu of physical delivery to the Exchange Agent of a Letter of Transmittal, electronically acknowledge its receipt of, and agreement to be bound by, the terms of the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes and any notices relating thereto will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders as soon as practicable following the Expiration Date.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution".

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available or (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or complete the procedures for book-entry transfer prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Outstanding Notes (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Outstanding Notes in proper form for transfer (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the

     Book-Entry Transfer Facility) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Outstanding Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Outstanding Notes to be withdrawn (the "Depositor"), (ii) identify the Outstanding Notes to be withdrawn (including the certificate number(s) and principal amount of such Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Outstanding Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Outstanding Notes register the transfer of such Outstanding Notes into the name of the person withdrawing the tender, (iv) specify the name in which any such Outstanding Notes are to be registered, if different from that of the Depositor, and (v) if applicable because the Outstanding Notes have been tendered pursuant to book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes for, any Outstanding Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Outstanding Notes, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries;

          (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred that might materially impair the ability of the Company to proceed with the Exchange Offer;

          (c) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted that might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company;

          (d) there shall occur a change in the current interpretation by the staff of the Commission that permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes to be offered for resale, resold and otherwise transferred by Holders thereof (other than broker-dealers and any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that such Exchange Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

          (e) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in good faith and in the exercise of its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Outstanding Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Outstanding Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Outstanding Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to 10 business days if the Exchange Offer would otherwise expire during such five to 10 day period.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for copies of the Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      By Hand Delivery:             By Overnight Courier:                 By Mail:
        111 Broadway                    770 Broadway                       Box 843
         Lower Level                     13th Floor                 Peter Cooper Station
     New York, NY 10005              New York, NY 10003              New York, NY 10276
    Attn: Corporate Trust       Attn: Corporate Trust Service       Attn: Corporate Trust
                                           Window
               By Facsimile Transmission:               For Information:
            (For Eligible Institutions Only)             (800) 548-6565
                     (212) 420-6152
                  Confirm by Telephone:
                     (800) 548-6565

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Company will pay all transfer taxes, if any, applicable to the transfer and exchange of the Outstanding Notes to it or its order pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Outstanding Notes for the principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any other reason, other than the exchange of the Outstanding Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value as adjusted for original issue discount, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued in the Exchange Offer in exchange for the Outstanding Notes may be offered for sale, resold or otherwise transferred by any holder thereof without compliance with the registration and prospectus delivery requirements of the Securities Act. Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or a Participating Broker-Dealer) without compliance with the registration and prospectus delivery provisions of the Securities Act, or an exemption therefrom, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution".

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is a Holder,
(ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (iii) the Holder and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder or any such person incurring liability under the Securities Act for which such Holder and any such persons are not indemnified by the Company. Further, by tendering in the Exchange Offer, each Holder or the person receiving the Exchange Note that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder or such other person without registration under the Securities Act or an exemption therefrom.

     As set forth above, affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to offers for resale, resales or other transfers of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act or an exception therefrom.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of making the Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Agreement, and, except as described under "-- Shelf Registration Statement", Holders of Outstanding Notes who do not tender their Outstanding Notes will not have any further registration rights under the Registration Agreement or otherwise. Accordingly, any Holder of Outstanding Notes that does not exchange its Outstanding Notes for Exchange Notes will continue to hold the untendered Outstanding Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Outstanding Notes may be resold only (i) to the Company or any subsidiary thereof (upon redemption thereof or otherwise), (ii) pursuant to an effective registration statement under the Securities Act, (iii) so long as the Outstanding Notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to persons other than U.S. persons pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) to an institutional accredited investor that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Outstanding Notes evidenced thereby (the form of which letter can be obtained from the Trustee) or (vi) pursuant to another available exemption from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

     Accordingly, to the extent that Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Outstanding Notes could be adversely affected.

SHELF REGISTRATION STATEMENT

     If (i) the Company determines that the Exchange Offer may not be consummated as soon as practicable after the Expiration Date because it would violate applicable law or the applicable interpretations of the staff of the Commission, (ii) the Exchange Offer is not consummated within 180 days of the date of the Registration Agreement, (iii) the Placement Agents so request with respect to the Outstanding Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer and held by them following consummation of the Exchange Offer or (iv) any holder of an Outstanding Note (other than an Exchanging Dealer) is not eligible to participate in the Exchange Offer or, in the case of any holder of Outstanding Notes (other than an Exchanging Dealer) that participates in the Exchange Offer, such holder does not receive freely tradeable Exchange Notes on the date of the exchange for validly tendered (and not withdrawn) Outstanding Notes, the Company has agreed to file and maintain the Shelf Registration Statement that would allow resales of transfer restricted Outstanding Notes or Exchange Notes owned by such holders.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Outstanding Notes are urged to consult their financial and tax and other professional advisors in making their own decision on what action to take.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tender be accepted from or, on behalf of) holders of Outstanding Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Outstanding Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     The Company may in the future seek to acquire untendered Outstanding Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Outstanding Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Outstanding Notes, except for the filing, if required, of the Shelf Registration Statement.

                                USE OF PROCEEDS

     This Exchange Offer is intended to satisfy certain of the Company's obligations under the Purchase Agreement and the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes (which they replace), except as otherwise described herein. The Outstanding Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

     The net proceeds of the Note Offering were approximately $97.0 million. Of such proceeds, $42.0 million was used to pay a dividend to Mariner Holdings, which in turn used the dividend to repay the remaining balance of the JEDI Bridge Loan incurred by Mariner Holdings in connection with the acquisition of the Company.

     Of the remaining net proceeds, $50.0 million was used to repay all indebtedness outstanding under the Revolving Credit Facility (which had an outstanding balance of $50.0 million at August 14, 1996). The indebtedness under the Revolving Credit Facility was incurred to pay a dividend to Mariner Holdings to repay a portion of the JEDI Bridge Loan. The Revolving Credit Facility matures June 28, 1999, and borrowings thereunder bear interest at a variable rate per annum of LIBOR plus 0.75% to 1.25%, depending upon the level of utilization of the borrowing base. Currently $50.0 million is available for borrowing under the Revolving Credit Facility and, together with the balance of the net proceeds of the Note Offering of approximately $5.0 million, will be available for general corporate purposes, including the acquisition, exploration, development and exploitation of oil and natural gas properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Revolving Credit Facility".

     The following chart depicts the Company's use of the net proceeds of the Note Offering.

                              [NET PROCEEDS CHART]

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of September 30, 1996.

                                                                                       AT
                                                                                 SEPTEMBER 30,
                                                                                      1996
                                                                                 --------------
                                                                                   HISTORICAL
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Long-term debt:
  Revolving Credit Facility....................................................     $     --
  10 1/2% Senior Subordinated Notes Due 2006...................................       99,512
                                                                                    --------
          Total long-term debt.................................................       99,512
                                                                                    --------
Stockholder's equity:
  Common stock.................................................................            1
  Additional paid-in capital...................................................       95,744
  Accumulated deficit..........................................................      (21,355)
                                                                                    --------
          Total stockholder's equity...........................................       74,390
                                                                                    --------
               Total capitalization............................................     $173,902
                                                                                    ========

                            PRO FORMA FINANCIAL DATA

     The following pro forma financial data are based on the Financial Statements of the Company included elsewhere in this Prospectus, as adjusted to give pro forma effect to the Transactions. The pro forma statements of operations give effect to the Transactions as if they had occurred on January 1, 1995. A pro forma balance sheet is not presented as the effect of the Transactions were fully recorded at September 30, 1996, except for approximately $0.2 million in unamortized debt issuance cost related to the revolving credit facility. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial information does not purport to represent what the Company's results of operations or financial position would actually have been had the Transactions in fact occurred on such dates or to project the Company's results of operations or financial position for or at any future period or date. The pro forma financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "The Transactions" and the Financial Statements of the Company included elsewhere in this Prospectus. Because the Exchange Notes are being issued under the same financial terms and conditions of, and will replace, the Outstanding Notes, the Exchange Offer has no material impact on the Company's pro forma financial data.

     The pro forma information with respect to the Transactions is based on the Financial Statements of the Company included elsewhere in this Prospectus. The Acquisition has been accounted for under the purchase method of accounting. The total purchase price for the Acquisition has been allocated to the tangible and identifiable intangible assets and liabilities of the Company based upon the Company's preliminary estimates of their fair values. The allocation of the purchase price for the Acquisition is preliminary. It is not expected that the final allocation of the purchase price will produce materially different results than those presented.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                                             PREDECESSOR COMPANY
                               ------------------------------------------------       SIX
                                                                        THREE        MONTHS
                                                                       MONTHS        ENDED                         NINE
                                                                        ENDED      SEPTEMBER                   MONTHS ENDED
                                   YEAR ENDED DECEMBER 31, 1995       MARCH 31,       30,                      SEPTEMBER 30,
                               ------------------------------------     1996          1996                         1996
                               HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   HISTORICAL    ADJUSTMENTS     PRO FORMA
                               ----------   -----------   ---------   ---------   ------------   -----------   -------------
                                                              (IN THOUSANDS)
REVENUES:
  Oil and gas sales...........  $ 33,309                   $33,309     $13,778      $ 32,751                      $46,529
                                 -------                   -------     -------      --------                      -------
COSTS AND EXPENSES:
  Lease operating expenses....     7,331                     7,331       2,872         5,211                        8,083
  Depreciation, depletion, and
    amortization..............    15,635     $   1,430(1)   17,065       6,309        17,674      $     906(1)     24,889
  Impairment of oil and
    gas properties............                                                        22,500        (22,500)(2)
  General and administrative
    expenses..................     2,028                     2,028         712         1,537                        2,249
                                 -------      --------     -------     -------      --------       --------       -------
        Total cost and
          expenses............    24,994         1,430      26,424       9,893        46,922        (21,594)       35,221
                                 -------      --------     -------     -------      --------       --------       -------
  Operating income (loss).....     8,315        (1,430)      6,885       3,885       (14,171)        21,594        11,308
                                 -------      --------     -------     -------      --------       --------       -------
  Interest income.............     9,255        (8,472)(3)      783      2,167           310         (2,107)(3)        370
  Interest expense............   (12,772)        3,486(4)   (9,286)     (3,391)       (5,102)           663(4)     (7,830)
  Write-off bridge loan
    fees......................                                                        (2,392)         2,392(5)
                                 -------      --------     -------     -------      --------       --------       -------
  Income (loss) before
    income taxes..............     4,798        (6,416)     (1,618)      2,661       (21,355)        22,542         3,848
  Provision for income
    taxes.....................       338                       338(6)                                                    (6)
                                 -------      --------     -------     -------      --------       --------       -------
        Net income (loss).....  $  4,460     $  (6,416)    $(1,956)    $ 2,661      $(21,355)     $  22,542       $ 3,848
                                 =======      ========     =======     =======      ========       ========       =======

---------------

(1) Depreciation, depletion and amortization have been adjusted to reflect the amount of the purchase price allocated to property and equipment.

(2) To eliminate the writedown of oil and gas properties resulting from the Acquisition.

(3) Interest income has been eliminated on the intercompany notes receivable that were repaid in connection with the Acquisition.

(4) Interest expense has been adjusted to reflect the following:

                                                                                      NINE MONTHS
                                                                                         ENDED
                                                                      YEAR ENDED       SEPTEMBER
                                                                     DECEMBER 31,         30,
                                                                         1995             1996
                                                                     ------------     ------------
                                                                     (IN THOUSANDS)
        10 1/2% Senior Subordinated Notes Due 2006.................    $ 10,500         $  6,504
        Capitalized interest costs.................................      (1,579)            (290)
        Amortization of debt issuance costs........................         300              204
        Amortization of Outstanding Note discount..................          65               39
        Elimination of historical interest expense.................     (13,715)          (7,081)
        Elimination of historical capitalized interest.............       1,265              233
        Elimination of historical amortization of debt issuance
          costs....................................................        (322)            (272)
                                                                       --------          -------
            Pro forma interest expense adjustment..................    $ (3,486)        $   (663)
                                                                       ========          =======

(5) To eliminate the write-off of debt fees resulting from the refinancing of a portion of the JEDI Bridge Loan with the Revolving Credit Facility.

(6) Generally no income tax expense or benefit is recorded as a result of the Company recording a full valuation allowance for the Company's net deferred tax assets. The $338 thousand recorded in 1995 is the alternative minimum taxes resulting from the gain (for tax purposes) on the 1995 sale of the North Shongaloo Properties. A comparable sale has not been made subsequent to 1995 nor is one anticipated.

                            SELECTED HISTORICAL DATA

     The following table sets forth for the periods indicated selected historical operating and financial data of the Company. The selected historical financial data as of and for each of the years in the five-year period ended December 31, 1995, have been derived from the historical statements of the Company, which were audited by Deloitte & Touche LLP, independent auditors. As part of the Transactions, Mariner Holdings consummated the Acquisition on May 16, 1996; however, for accounting purposes, the Acquisition is treated as if it had occurred on April 1, 1996. The Acquisition has been accounted for using the purchase method of accounting, and Mariner Holdings' cost of acquiring the Company has been allocated to the assets and liabilities of the Company based on estimated fair values. As a result, the Company's financial position and operating results subsequent to the Acquisition reflect a new basis of accounting and are not comparable to prior periods.

     The Company has not paid a dividend out of earnings in any of the periods presented. On June 28, 1996, the Company paid a special dividend of $50.0 million to Mariner Holdings, its sole stockholder, from the proceeds of a borrowing under the Revolving Credit Facility, which was used to repay a portion of the JEDI Bridge Loan. On August 14, 1996, the Company paid a special dividend of $42.0 million to Mariner Holdings from the proceeds of the Note Offering, which was used to repay the remainder of the JEDI Bridge Loan. See "Use of Proceeds" and "The Transactions -- Financing". These dividends were not paid out of earnings but were a means of refinancing the JEDI Bridge Loan, under which Mariner Holdings was the primary obligor, with debt of the Company. The Revolving Credit Facility and the Indenture restrict the Company's ability to pay dividends. See "Description of Revolving Credit Facility" and "Description of the Exchange Notes -- Certain Covenants -- Limitation on Restricted Payments".

     The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this Prospectus.

                                                             PREDECESSOR COMPANY
                              ----------------------------------------------------------------------------------
                                                                                      NINE MONTHS   THREE MONTHS     SIX MONTHS
                                                                                         ENDED         ENDED            ENDED
                                             YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,   MARCH 31,      SEPTEMBER 30,
                              -----------------------------------------------------  -------------  ------------    -------------
                                1991       1992       1993       1994       1995         1995           1996            1996
                              --------   --------   --------   --------   ---------  -------------  ------------    -------------
                                                                 (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
  Total revenues............. $ 21,587   $ 20,972   $ 34,295   $ 35,856   $  33,309    $  22,545      $ 13,778        $  32,751
  Lease operating expenses...    6,310      6,312      7,746      7,118       7,331        5,279         2,872            5,211
  Depreciation, depletion and
    amortization.............    9,236      8,572     15,607     16,221      15,635       11,915         6,309           17,674
  Impairment of oil and gas
    properties...............   16,325                 6,296      6,257                                                  22,500
  General and administrative
    expenses.................    1,661      1,948      2,242      1,830       2,028        1,535           712            1,537
                              --------   --------   --------   --------   ---------    ---------       -------        ---------
    Operating income
      (loss).................  (11,945)     4,140      2,404      4,430       8,315        3,816         3,885          (14,171)
  Interest income............      172      1,021      1,513      1,084       9,255        6,948         2,167              310
  Interest expense...........   (4,113)    (4,940)    (7,358)    (8,125)    (12,772)      (9,550)       (3,391)          (5,102)
  Write-off bridge loan
    fees.....................                                                                                            (2,392)
                              --------   --------   --------   --------   ---------    ---------       -------        ---------
    Income (loss) before
      income taxes........... $(15,886)  $    221   $ (3,441)  $ (2,611)  $   4,798    $   1,214      $  2,661        $ (21,355)
  Provision for income
    taxes....................                                                   338          362
                              --------   --------   --------   --------   ---------    ---------       -------        ---------
  Income (loss) after income
    taxes.................... $(15,886)  $    221   $ (3,441)  $ (2,611)  $   4,460    $     852      $  2,661        $ (21,355)
                              ========   ========   ========   ========   =========    =========       =======        =========
OTHER DATA:
  EBITDA (1)................. $ 13,616   $ 12,712   $ 24,307   $ 26,908   $  23,950    $  15,732      $ 10,194        $  26,003
  Ratio of EBITDA to net
    interest expense (2).....      2.7x       2.5x       3.6x       3.5x        4.3x         3.7x          7.4x             3.4x
  Ratio of net debt to EBITDA
    (3)......................      5.8x       7.1x       3.7x       3.9x        2.5x
  Ratio of earnings to fixed
    charges (4)..............                                                   1.3x         1.0x          1.7x
STATEMENTS OF CASH FLOW DATA:
  Net cash flows from
    operating activities.....   (5,361)    12,228     11,268     22,554      21,416       13,920         5,630           28,351
  Net cash flows from
    investing activities.....  (28,369)   (40,803)   (31,058)   (19,648)   (123,295)    (118,603)       (5,648)        (205,788)
  Net cash flows from
    financing activities.....   34,000     28,000     20,000                103,000      103,000                        192,266
CAPITAL EXPENDITURES:
  Leasehold acquisition...... $  5,246   $  1,694   $    590   $  2,521   $   4,594    $   4,288      $    949        $  13,366
  Oil and gas exploration....   10,240     11,437     11,695     16,495      12,866        8,465         3,903           11,775
  Oil and gas development and
    other....................   12,777     14,639     15,681     17,907      24,312       19,346         2,643            2,814
                              --------   --------   --------   --------   ---------    ---------       -------        ---------
                              $ 28,263   $ 27,770   $ 27,966   $ 36,923   $  41,772    $  32,099      $  7,495        $  27,955
                              ========   ========   ========   ========   =========    =========       =======        =========

                                                                         PREDECESSOR COMPANY
                                                      ----------------------------------------------------------
                                                                                                          AT             AT
                                                                      AT DECEMBER 31,                  MARCH 31,    SEPTEMBER 30,
                                                      -----------------------------------------------  ---------    -------------
                                                       1991      1992      1993      1994      1995      1996           1996
                                                      -------  --------  --------  --------  --------  ---------    -------------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets....................................... $93,162  $125,532  $138,435  $138,202  $250,726   254,301         192,394
  Long-term receivable from affiliates...............            15,000    18,000     4,000   106,000   104,000
  10 1/2% Senior Subordinated Notes Due 2006.........                                                                    99,512
  Other long-term debt, less current maturities......  79,000   105,000   109,000   105,500   162,500   162,500
  Stockholder's equity...............................   6,128     8,350    20,909    18,789    69,258    71,919          74,390

---------------

(1) EBITDA is calculated as operating income before interest, income taxes, depletion, depreciation, amortization and impairment of oil and gas property. EBITDA is not a measure of cash flow as determined by GAAP. The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining a company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the Company's operating performance or liquidity. EBITDA is not necessarily comparable to a similarly titled measure of another company. The Revolving Credit Facility requires the Company to maintain certain financial ratios related to EBITDA, and the Indenture limits the Company's ability to incur certain indebtedness, pay dividends and engage in certain other transactions if certain financial ratios related to EBITDA are not met. See "Description of Revolving Credit Facility," "Description of the Exchange Notes -- Certain Definitions -- EBITDA" and "Description of the Exchange Notes -- Certain Covenants."

(2) For purposes of computing the ratio of EBITDA to net interest expense, net interest expense consists of interest expense plus capitalized interest and reduced by interest income relating to long-term receivables from affiliates attributable to the fact that the Company was used to provide financing for its affiliates. In the absence of advances to affiliates (reflected in long-term receivables from affiliates), total long-term debt, and the interest expense thereon, would have been reduced.

(3) Net debt has been calculated by reducing total long-term debt by the long-term receivables from affiliates. In the absence of advances to affiliates (reflected in long-term receivables from affiliates), total long-term debt would have been reduced.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the amortization of debt expense. For the years ended December 31, 1991, 1992, 1993, and 1994, earnings were insufficient to cover fixed charges by $16.8 million, $0.8 million, $4.4 million, and $3.2 million, respectively. For the six months ended September 30, 1996, earnings were insufficient to cover fixed charges by $21.6 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the information contained in the Financial Statements of the Company included elsewhere in this Prospectus.

OVERVIEW

     The Company is an independent energy company engaged in oil and gas exploration, exploitation, development and production in three geographic areas: the shallow water or "shelf" (less than 600 feet deep) of the Gulf and onshore areas near the Gulf; Gulf deepwater (greater than 600 feet deep); and the Permian Basin of West Texas.

     The Company's strategy is to increase reserves, production and cash flows in a cost effective manner primarily "through the drillbit" -- by exploring, exploiting and developing prospects as contrasted with increasing reserves by purchasing proved and producing properties. Mariner emphasizes internal growth through exploration, exploitation and development of internally generated prospects and prefers to operate the wells in which it participates and to hold substantial working interests therein.

     Mariner Holdings purchased all the capital stock of the Company from Hardy Holdings Inc. effective April 1, 1996. The Acquisition was financed by the JEDI Bridge Loan and the JEDI Equity. In June 1996, 24 individuals who are employees of or consultants to the Company purchased approximately 4% of the common stock of Mariner Holdings for a consideration valued at approximately $4.0 million and acquired options to purchase an additional 11% of the common stock of Mariner Holdings.

     In connection with the Acquisition, which was accounted for as a purchase transaction, the Company incurred a "ceiling test" writedown under full cost accounting requirements of approximately $22.5 million. The "ceiling test" is applied, in general, to reduce the carrying value of oil and gas properties to an amount not greater than the present value of estimated future net revenues determined in accordance with the requirements of the Commission -- based in this instance on prices in effect as to the Company's oil and gas production on the closing date of the Acquisition. The writedown is an accounting charge and as such did not affect the Company's cash flow from operating activities.

     On June 28, 1996, the Company entered into the Revolving Credit Facility with NationsBank of Texas, N.A., as agent for the Lenders, and borrowed $50.0 million thereunder to pay a dividend to Mariner Holdings, which was used by Mariner Holdings to partially repay the JEDI Bridge Loan.

     On August 14, 1996, the Company issued the Outstanding Notes. Of the net proceeds of the Note Offering, $42.0 million was used to pay a dividend to Mariner Holdings, which in turn used the dividend to repay the remaining balance of the JEDI Bridge Loan, and $50.0 million was used to repay all indebtedness outstanding under the Revolving Credit Facility.

     As part of the Transactions, Mariner Holdings consummated the Acquisition on May 16, 1996; however, for accounting purposes, the Acquisition is treated as if it had occurred on April 1, 1996. The Acquisition has been accounted for using the purchase method of accounting, and Mariner Holdings' cost of acquiring the Company has been allocated to the assets and liabilities of the Company based on estimated fair values. As a result, the Company's financial position and operating results subsequent to the Acquisition reflect a new basis of accounting and are not comparable to prior periods.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data regarding the net production, average sales price and production cost associated with the Company's oil and natural gas operations for the periods indicated on an historical basis.

                                                                                                       NINE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                                  -------------------------------     -------------------
                                                                   1993        1994        1995        1995        1996
                                                                  -------     -------     -------     -------     -------
Net production:
  Oil (Mbbls)...................................................      470         459         424         303         570
  Natural gas (Mmcf)............................................   12,507      14,362      13,770      10,130      15,655
Average sales price, including the effects of hedging:
  Oil (per Bbl).................................................  $ 17.07     $ 15.86     $ 17.19     $ 17.25     $ 18.39
  Natural gas (per Mcf).........................................     2.10        1.99        1.76        1.71        2.30
Lease operating expense (per Mcfe)..............................     0.51        0.42        0.45        0.44        0.42
Total revenues (in thousands)...................................   34,295      35,856      33,309      22,545      46,529

  Pro forma Nine Months Ended September 30, 1996, Compared to the Historical Nine Months Ended September 30, 1996

     Depreciation, depletion, and amortization expense increased 4% to $24.9 million for the pro forma nine months ended September 30, 1996, from $24.0 million for the historical nine months ended September 30, 1996, due to an increase in the unit-of-production depreciation, depletion and amortization rate to $1.30 per Mcfe from $1.26 per Mcfe.

     Interest expense decreased 8% to $7.8 million for the pro forma nine months ended September 30, 1996, from $8.5 million for the historical nine months ended September 30, 1996, due to replacing average outstanding debt of $117.6 million at 9.45% average interest with outstanding debt of $100.0 million at 10.50% interest. The $2.4 million write-off of the bridge loan fees was eliminated for the pro forma nine months ended September 30, 1996.

     Interest income decreased 84% to $0.4 million for the pro forma nine months ended September 30, 1996, from $2.5 million for the historical nine months ended September 30, 1996, due to the elimination of interest income related to intercompany notes receivable that were repaid in connection with the Acquisition.

     There is no provision for income taxes for either the historical or the pro forma nine months ended September 30, 1996, as generally no income tax expense or benefit is recorded due to the Company's recording a full valuation allowance for the Company's net deferred tax assets.

  Historical Nine Months Ended September 30, 1996, Compared to the Historical Nine Months Ended September 30, 1995

     Total revenues increased 107% to $46.5 million for the nine months ended September 30, 1996, from $22.5 million for the nine months ended September 30, 1995, due to higher oil and gas production volumes and prices, partially offset by the effects of the Company's hedging activities.

     Natural gas revenues increased 108% to $36.0 million for the nine months ended September 30, 1996, from $17.3 million for the nine months ended September 30, 1995, as volumes sold increased 55% to 15,655 Mmcf from 10,130 Mmcf. The increase in volumes was due primarily to new fields that began producing subsequent to September 30, 1995. The average price received per Mcf of natural gas, including the effects of hedging, increased 35% to $2.30 for the nine months ended September 30, 1996, from $1.71 for the nine months ended September 30, 1995. Hedging activities of natural gas for the nine months ended September 30, 1996, had the effect of reducing the average sales price received per Mcf by $0.14 and reducing revenues by $2.2 million, whereas in the nine months ended September 30, 1995, such activities had the effect of increasing the average sales price received per Mcf by $0.12 and increasing revenues by $1.2 million.

     Crude oil revenues increased 102% to $10.5 million for the nine months ended September 30, 1996, from $5.2 million for the nine months ended September 30, 1995, as the volumes sold increased 88% during such period to 570 Mbbls from 303 Mbbls. The increase in volumes was due primarily to new fields that began producing subsequent to September 30, 1995. The average price per Bbl received increased 7% during such period to $18.39 from $17.25. Hedging activities of crude oil which commenced during the nine months ended September 30, 1996 had the effect of reducing the average sales price received per Bbl by $1.42 and reducing revenues by $0.8 million.

     Lease operating expenses increased 53% to $8.1 million for the nine months ended September 30, 1996, from $5.3 million for the nine months ended September 30, 1995, due primarily to new fields that began production subsequent to September 30, 1995.

     Depreciation, depletion and amortization expense increased 102% to $24.0 million for the nine months ended September 30, 1996, from $11.9 million for the nine months ended September 30, 1995, as a result of 60% higher equivalent volumes produced due to initial production on three major properties at the end of 1995 and to a 27% increase in the unit-of-production depreciation, depletion and amortization rate to $1.26 per Mcfe from $1.00 per Mcfe.

     General and administrative expenses increased 47% to $2.2 million for the nine months ended September 30, 1996, from $1.5 million for the nine months ended September 30, 1995, due primarily to expenses incurred in the first quarter of 1996 in connection with the sale of the predecessor company, the office relocation and lower overhead recovery due to the completion of three major projects at the end of 1995.

     Interest expense decreased 11% to $8.5 million for the nine months ended September 30, 1996, from $9.6 million for the nine months ended September 30, 1995, due primarily to the 29% decrease in average outstanding debt to $117.6 million, from $165.0 million, which was partially offset by a 15% increase in the average interest rate paid on outstanding debt to 9.45%, from 8.22%. During the nine months ended September 30, 1996, the Company wrote off $2.4 million of loan fees related to the JEDI Bridge Loan as a result of refinancing a portion of the amount with the Revolving Credit Facility. Interest income decreased 64% to $2.5 million for the nine months ended September 30, 1996, from $6.9 million for the nine months ended September 30, 1995, due primarily to the retirement of receivables from affiliates resulting from the Acquisition.

     Income (loss) before income taxes decreased to a $18.7 million loss for the nine months ended September 30, 1996, from $1.2 million income for the nine months ended September 30, 1995. This decrease was due to the $22.5 million impairment of oil and gas property (i.e., the ceiling test writedown) and higher lease operating and depreciation expense associated with the increased production, partially offset by the increase in oil and natural gas production volumes and prices.

     There is no provision for income tax for the nine months ended September 30, 1996, compared to $0.4 million of tax payments in the nine months ended September 30, 1995, due to the imposition of alternative minimum taxes as a result of a gain on sale of oil and gas properties in 1995.

  Pro Forma Year Ended December 31, 1995, Compared to the Historical Year Ended December 31, 1995

     Depreciation, depletion, and amortization expense increased 10% to $17.1 million for the pro forma year ended December 31, 1995, from $15.6 million for the historical year ended December 31, 1995, due to an increase in the unit-of-production depreciation, depletion and amortization rate to $1.05 per Mcfe from $0.96 per Mcfe.

     Interest expense decreased 27% to $9.3 million for the pro forma year ended December 31, 1995, from $12.8 million for the historical year ended December 31, 1995, due to replacing average outstanding debt of $165.1 million at 8.19% average interest with outstanding debt of $100.0 million at 10.50% interest.

     Interest income decreased 91% to $0.8 million for the pro forma year ended December 31, 1995, from $9.3 million for the historical year ended December 31, 1995 due to the elimination of interest income related to intercompany notes receivable that were repaid in connection with the Acquisition.

  Historical Year Ended December 31, 1995, Compared to the Historical Year Ended December 31, 1994

     Total revenues decreased 7% to $33.3 million in 1995 from $35.9 million in 1994. Operating revenues decreased primarily as a result of lower natural gas prices and production volumes, partially offset by higher crude oil prices and settlement, in 1995, for $1.7 million of a claim in bankruptcy against Columbia Gas Transmission Company.

     Natural gas revenues decreased 15% to $24.3 million (net of the $1.7 million benefit recorded for the Columbia Gas bankruptcy settlement) in 1995 from $28.6 million in 1994, as the volumes sold decreased 4% to 13,770 Mmcf from 14,362 Mmcf. The decrease in volumes was due primarily to depletion of existing fields and sale of non-strategic properties. The average price received per Mcf of natural gas, including the effects of hedging, decreased 11% to $1.76 in 1995 from $1.99 in 1994. Hedging activities of natural gas in 1995 had the effect of increasing the average sales price per Mcf by $0.06 and increasing revenues by $1.0 million, and in 1994 such activities had the effect of increasing the average sales price per Mcf by $0.05 and increasing revenues by $0.9 million.

     Crude oil revenues remained constant for both periods at $7.3 million. The 8% decrease in volume to 424 Mbbls in 1995 from 459 Mbbls in 1994 was offset by an 8% increase in the average price per Bbl received to $17.19 from $15.86. The decrease in volumes was due primarily to depletion of existing fields.

     Lease operating expenses increased 3% to $7.3 million in 1995 from $7.1 million in 1994, primarily due to higher direct operating costs of $0.5 million in 1995, partially offset by lower marketing expenses and production taxes of $0.3 million.

     Depreciation, depletion and amortization expense decreased 4% to $15.6 million in 1995, from $16.2 million in 1994, as a result of lower equivalent volumes produced due to the sale of producing properties in late 1994 and early 1995, which was partially offset by an increase in the unit-of-production depreciation, depletion and amortization rate to $0.96 per Mcfe in 1995 from $.95 per Mcfe in 1994.

     There was no impairment of oil and gas properties in 1995 compared to $6.3 million in 1994.

     General and administrative expenses increased 11% to $2.0 million in 1995 from $1.8 million in 1994, in part because general and administrative expenses in 1994 were offset by a refund of state franchise taxes.

     Interest expense increased 58% to $12.8 million in 1995 from $8.1 million in 1994, due to the issuance of $60 million of senior notes in January 1995. The average outstanding debt increased 52% to $165.1 million in 1995 from $108.6 in 1994. The average interest rate paid on outstanding debt increased 15% to 8.19% in 1995 from 7.10% in 1994. Interest income increased 745% to $9.3 million in 1995 from $1.1 million in 1994, due to the increase in the long-term receivable from affiliate caused by the receipt of funds from the issuance of $60 million of senior notes and a $46 million equity contribution from the Company's parent company.

     Income (loss) before income taxes was $4.8 million in 1995 compared to a loss of $2.6 million in 1994. Included in 1995 net income was a $1.7 million benefit from the proceeds received from the Columbia Gas bankruptcy settlement. Additionally, the 1994 net loss included a $6.3 million impairment of oil and gas properties for the writedown of the unamortized capital costs of the proved properties to the present value of estimated future net revenues.

     Income taxes in 1995 were $0.3 million compared to no provision in 1994, due to the imposition of alternative minimum taxes as a result of a gain on sale of oil and gas properties in 1995.

  Historical Year Ended December 31, 1994, Compared to the Historical Year Ended December 31, 1993

     Total revenues increased 5% to $35.9 million in 1994 from $34.3 million in 1993, primarily due to higher natural gas production volumes and the effects of hedging activities.

     Natural gas revenues increased 9% to $28.6 million in 1994 from $26.3 million in 1993, as the volumes sold increased 15% to 14,362 Mmcf from 12,507 Mmcf. The increase in volumes was due primarily to production from new wells. The average price received per Mcf of natural gas, including the effects of hedging, decreased 5% to $1.99 in 1994 from $2.10 in 1993. Hedging activities of natural gas in 1994 had the effect of increasing the average sales price per Mcf by $0.05 and increasing revenues by $0.9 million, whereas in 1993 such activities had the effect of decreasing the average sales price per Mcf by $0.06 and decreasing revenues by $0.9 million.

     Crude oil revenues decreased 9% to $7.3 million in 1994 from $8.0 million in 1993, as the average price per Bbl received decreased 7% to $15.86 from $17.07. Volumes sold decreased 2% to 459 Mbbls in 1994 from 470 Mbbls in 1993. The decrease in volumes was due primarily to depletion of existing fields, partially offset by production from new wells.

     Lease operating expenses decreased 8% to $7.1 million in 1994 from $7.7 million in 1993, primarily due to lower marketing expenses and direct operating costs.

     Depreciation, depletion and amortization expense increased 4% to $16.2 million in 1994, from $15.6 million in 1993, as a result of higher equivalent volumes produced due to commencement of production on new offshore wells, which was partially offset by a decrease in the unit-of-production depreciation, depletion and amortization rate to $0.95 per Mcfe in 1994 from $1.02 per Mcfe in 1993.

     Impairment of oil and gas properties remained level at $6.3 million in 1994 as compared to 1993.

     General and administrative expenses decreased 18% to $1.8 million in 1994 from $2.2 million in 1993, in part because general and administrative expenses in 1994 were offset by a refund in 1994 of state franchise taxes.

     Interest expense increased 9% to $8.1 million in 1994 from $7.4 million in 1993, due to larger average outstanding borrowings in 1994 compared to 1993. The average outstanding debt increased 1% to $108.6 million in 1994 from $107.3 in 1993. The average interest rate paid on outstanding debt increased 8% to 7.10% in 1994 from 6.58% in 1993. Interest income decreased 27% to $1.1 million in 1994 from $1.5 million in 1993, due to a decrease in the long-term receivable from affiliates.

     Loss before income taxes decreased 24% to $2.6 million in 1994 from $3.4 million in 1993, primarily due to a positive effect on revenues from hedging activities and a decrease in lease operating expenses, partially offset by higher depreciation and interest expenses.

  Changes in Prices and Hedging Activities

     In an effort to reduce the effects of the volatility of the price of oil and natural gas on the Company's operations, management has adopted a policy of hedging oil and natural gas prices through the use of commodity futures, options and swap agreements. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Revolving Credit Facility imposes certain limitations on the Company's ability to enter into hedging transactions, but such limitations are not expected to constrain the Company's hedging activities in any material respect.

     The annual average oil and natural gas prices received by the Company have fluctuated significantly over the past three years. The Company's weighted average natural gas price received per Mcf (including the effects of hedging transactions) was $1.76, $1.99 and $2.10 during the years ended December 31, 1995, 1994 and 1993, respectively. Hedging transactions resulted in the Company's weighted average natural gas price received per Mcf being higher by $0.06 and $0.05 in 1995 and 1994, respectively, and lower by $0.06 in 1993. The Company's weighted average oil prices received per Bbl during the years ended December 31, 1995, 1994 and 1993, were $17.19, $15.86 and $17.07, respectively.

     The following table sets forth the Company's open hedging contracts for oil and natural gas and the weighted average NYMEX prices hedged under various swap agreements as of September 30, 1996.

                                                              CRUDE OIL           NATURAL GAS
                                                          -----------------    ------------------
                                                           BBLS      PRICE       MMBTU      PRICE
                                                          -------    ------    ---------    -----
October 1996 through November 1996......................  122,000    $18.55    3,141,700    $2.33
December 1996 through February 1997.....................  180,000     18.55    3,346,500     2.36

     The following table sets forth the increase (decrease) in the Company's natural gas sales as a result of hedging transactions and the effects of hedging transactions on price per Mcf during the periods indicated.

                                                                                  NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                       -----------------------    -----------------
                                                       1993     1994     1995      1995      1996
                                                       -----    ----    ------    ------    -------
Increase (decrease) in natural gas sales (in
  thousands).........................................  $(882)   $877    $1,020    $1,209    $(2,171)
Increase (decrease) in oil sales (in thousands)......                                          (811)
Effect of hedging transactions on average gas sales
  price (per Mcf)....................................  (0.06)   0.05      0.06      0.12      (0.14)
Effect of hedging transactions on average oil sales
  price (per Bbl)....................................                                         (1.42)

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     As of September 30, 1996, the Company had cash and cash equivalents aggregating approximately $14.8 million and working capital of approximately $6.3 million. Cash provided by operating activities in 1995 was approximately $21.4 million compared to $22.6 million in 1994. Cash flows used in investing activities increased to $123.3 million in 1995 from $19.6 million in 1994, primarily as a result of a $107.0 million receivable issued to an affiliate during 1995, which was partially offset by an increase in the sale of assets in 1995 to $20.7 million from $3.5 million in 1994. Cash flows provided by financing activities were increased to $103.0 million in 1995 as the Company issued $60.0 million of new senior notes and received a $46.0 million equity contribution from its parent company, which was partially offset by a $3.0 million principal payment on long-term debt. The following section discusses the expected impact of the Transactions on the Company's financial position and results of operations.

     Trade receivables increased 7% to $6.5 million at September 30, 1996, from $6.1 million at December 31, 1995, due primarily to higher production volumes resulting from initial production on three principal properties over the period from November 1995 through January 1996, as trade receivables reflect one to three months oil and natural gas sales. Joint owner receivables decreased 60% to $1.9 million at September 30, 1996, from $4.8 million at December 31, 1995, due primarily to the completion of three major projects in the last quarter of 1995.

     The Company currently plans to maintain in 1996 its 1995 level of capital expenditures of approximately $42.0 million, to enable it to continue its exploration and development programs. The Company expects to use the Revolving Credit Facility to borrow funds required from time to time to supplement its available resources.

  The Acquisition

     In contemplation of the consummation of the Acquisition, ECT and Mariner Holdings entered into certain agreements with representatives of the Company's management providing for a continuing role of management in the Company after the Acquisition. The sources and uses of funds related to financing the Acquisition were as follows:

                                                                                   (IN
                                                                                  MILLIONS)
    Sources of Funds(1):
      JEDI Bridge Loan..........................................................  $ 92.0
      Common stock purchased by JEDI............................................    95.0
      Working capital provided by the Company...................................     6.0
                                                                                  ------
                                                                                  $193.0
                                                                                  ======
    Uses of Funds:
      Acquisition purchase price................................................  $185.5
      Acquisition costs and other expenses......................................     7.5
                                                                                  ------
                                                                                  $193.0
                                                                                  ======

---------------

(1) The JEDI Bridge Loan was incurred by Mariner Holdings to fund a portion of the consideration paid in the Acquisition, which has been pushed down for accounting purposes to the Company. Mariner Holdings repaid $50.0 million of the original amount it borrowed from JEDI ($92.0 million) from a $50.0 million dividend it received from the Company from proceeds borrowed under the Revolving Credit Facility. The Company used a portion of the net proceeds of the Note Offering to (i) pay an additional dividend of $42.0 million to Mariner Holdings, which Mariner Holdings used to pay the remaining balance of the JEDI Bridge Loan, and (ii) repay the $50.0 million borrowed under the Revolving Credit Facility. After the Acquisition, the Management Stockholders purchased approximately 4% of the capital stock of Mariner Holdings (and thereby acquired beneficial ownership of approximately 4% of the capital stock of the Company) for an aggregate consideration valued at approximately $4.0 million. Such consideration consisted of approximately $0.6 million in cash and assignments of portions of their overriding royalty interests held under the terms of their then existing arrangements with the Company. The Management Stockholder contributions are not included in the above sources and uses of funds.

  Liquidity

     Following the consummation of the Exchange Offer, the Company's liquidity needs will arise primarily from debt service on the Exchange Notes and any untendered Outstanding Notes and any amounts borrowed under the Revolving Credit Facility and from planned capital expenditures. Immediately following the issuance of the Exchange Notes, the Company's only outstanding indebtedness for money borrowed will be the Exchange Notes and any untendered Outstanding Notes. However, the Company expects to incur substantial indebtedness for capital expenditures under the Revolving Credit Facility after the Exchange Offer. See "Risk Factors -- Substantial Leverage" and "Risk Factors -- Substantial Capital Requirements".

  Debt Service

     The Company incurred substantial indebtedness in connection with the Acquisition and is significantly leveraged. Interest payments on the Exchange Notes and any untendered Outstanding Notes and principal and interest payments on amounts borrowed under the Revolving Credit Facility will represent significant obligations of the Company affecting its liquidity following consummation of the Exchange Offer. As of September 30, 1996, after the Note Offering, the Company had total indebtedness for money borrowed of approximately $100.0 million. Pro forma interest expense for 1995 would have been approximately $9.3 million. See "-- Revolving Credit Facility". It is expected that the Company's future net interest expense will be higher and will have a greater proportionate impact on net income in comparison to pre-Note Offering periods.

  Future Financing and Cash Flows

     Based upon the Company's current level of operations and anticipated growth, management of the Company believes that available cash, together with available borrowings under the Revolving Credit Facility and cash provided by operating activities, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures and scheduled payments of principal of, and interest on, its indebtedness, including the Exchange Notes and any untendered Outstanding Notes. There can be no assurance that such anticipated growth will be realized, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the Exchange Notes and any untendered Outstanding Notes, or make necessary capital expenditures. In addition, depending on the levels of its cash flow and capital expenditures (the latter of which are, to a large extent, discretionary), the Company may need to refinance a portion of the principal amount of the Exchange Notes and any untendered Outstanding Notes at or prior to their maturity. However, there can be no assurance that the Company would be able to obtain financing to complete a refinancing of the Exchange Notes and any untendered Outstanding Notes. See "Risk Factors -- Substantial Leverage".

  Capital Expenditures

     The Company has planned exploration, development and exploitation activities for all of its primary operating areas. The Company has budgeted capital spending of approximately $42.0 million in 1996, but is not contractually committed to expend all of such funds. The Company's budget assumed a price of $21 per barrel on West Texas Intermediate Oil through the end of 1996 and a price of $18 per barrel after 1996. There can be no assurance as to the accuracy of the Company's budgeting assumptions. Historically, the Company has used its operating cash flow and other indebtedness to fund these operations. The Company's ability to borrow in the future is subject to restrictions imposed by the Revolving Credit Facility and the Indenture as more fully described below. See "Description of Revolving Credit Facility" and "Description of the Exchange Notes".

  Revolving Credit Facility

     On June 28, 1996, the Company entered into the Revolving Credit Facility, which provides for a maximum $150.0 million revolving credit loan and matures June 28, 1999, at which time all amounts owed under such Facility are due and payable. The amount of credit available to the Company under the Revolving Credit Facility (the "Borrowing Base") is currently $50.0 million and is subject to redetermination every six months (and, at the election of the Lenders, one additional time per year) by the Lenders at the Lenders' sole discretion and in accordance with their customary practices and standards in effect from time to time for oil and natural gas loans to borrowers similar to the Company. The Lenders may require that outstanding borrowings in excess of the borrowing limit be repaid in two equal payments -- one three months and one six months following a determination of such an excess. The Company currently has no indebtedness outstanding under the Revolving Credit Facility.

     So long as no default or event of default (as defined in the Revolving Credit Facility) is continuing, borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus 0.75% to 1.25% (depending upon the level of utilization of the Borrowing Base) or (ii) the higher of (a) the agent's prime rate and (b) the federal funds rate plus 0.5%. The Company incurs a quarterly commitment fee ranging from 0.25% to 0.375% per annum on the average unused portion of the Borrowing Base, depending upon the level of utilization.

     The Revolving Credit Facility contains covenants which, among other things, restrict the payment of dividends, limit the amount of debt the Company may incur, limit the Company's ability to make certain loans and investments, limit the Company's ability to enter into certain hedge transactions and provide that the Company must maintain a specified relationship between cash flow and fixed charges and cash flow and interest on indebtedness. See "Description of Revolving Credit Facility".

  The Outstanding Notes and the Exchange Notes

     The Indenture contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. A breach of any of these covenants could result in a default under the Indenture. In the event of any such default that is not cured or waived, the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Notes and the Exchange Notes may declare the principal of and accrued but unpaid interest on all the Outstanding Notes and the Exchange Notes to be immediately due and payable. If the indebtedness under the Outstanding Notes and the Exchange Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of the Exchange Notes".

                                    BUSINESS

OVERVIEW

     Mariner is an independent energy company engaged in oil and gas exploration, exploitation, development and production in three geographic areas: the shallow water or "shelf" (less than 600 feet deep) of the Gulf and onshore areas near the Gulf; Gulf deepwater (greater than 600 feet deep); and the Permian Basin of West Texas. At March 31, 1996, approximately 85% in value (based on the present value of estimated future net revenues) of the Company's oil and gas reserves and most of its current efforts were located in or near the Gulf, which historically has been a prolific hydrocarbon producing area. The Company utilizes advanced evaluation and, particularly in the Gulf, advanced completion technologies to explore for and produce oil and natural gas.

     On March 31, 1996, the Company had proved reserves of 6.8 Mmbbls of oil and
96.3 Bcf of natural gas, aggregating 137.3 Bcfe, with approximately 70% of the Company's proved reserves attributable to natural gas. At such date, the present value of estimated future net revenues attributable to the Company's proved reserves was approximately $161.0 million, of which approximately $150.0 million was attributable to proved developed reserves. In addition to its properties holding proved reserves, the Company had an inventory of 30 specific prospects as of October 31, 1996, which it expects will account for most of its exploratory and exploitation drilling activities over the next two years. In the aggregate, the Company has a total undeveloped leasehold inventory of approximately 150,600 net acres, including 73 undeveloped Gulf blocks, and holds under license or other arrangement approximately 5,800 square miles of 3-D seismic data and approximately 178,000 linear miles of 2-D seismic data.

     From June 1, 1989 (when under new ownership the Company began to focus its efforts on the Gulf), through September 30, 1996, the Company drilled 228 gross (73.0 net) wells, including 76 gross (25.1 net) exploratory and deepwater exploitation wells. Of such wells, 23 were completed (21 in Gulf shallow water or onshore and two in Gulf deepwater), representing a 31% success rate on its exploration and deepwater exploitation activities. During the same period, the Company completed approximately 92% of its development wells. At September 30, 1996, the Company was in the process of drilling one gross (0.2 net) exploratory well.

     As a result of its successful exploration and exploitation efforts, from January 1, 1990, through March 31, 1996, the Company had increases in proved reserves of 48% to approximately 137 Bcfe and increases in production of 182% to approximately 70 Mmcfe per day. The Company achieved a 161% average annual reserve replacement ratio for the six years ended December 31, 1995, at an average finding and development cost of $0.97 per Mcfe of proved reserves. Between November 1, 1995 and September 30, 1996, average daily production increased 57% due to six new wells being brought online; 66% of this production increase was attributable to the Company's three deepwater Gulf wells and 34% to activities in Gulf shallow water and near onshore areas. Consistent with this recent increase in production, for the six months ended September 30, 1996, compared to the six months ended September 30, 1995, the Company's total revenues increased 120% to $32.8 million from $14.9 million, and the Company's EBITDA increased 152% to $26.0 million from $10.3 million.

     The Company began its operations in 1983 as a subsidiary of Trafalgar House plc, a large U.K. conglomerate. As such, the Company carried on the U.S. oil and gas operations of the Trafalgar House group. In 1989, Trafalgar House decided to spinoff to its public shareholders its oil and gas operations in a new company called Hardy Oil & Gas plc, of which the Company became a subsidiary, and thereafter the Company carried on the U.S. oil and gas operations of Hardy plc. The Company's existence as a subsidiary of Hardy plc ended with the Acquisition in May 1996. See "The Transactions".

     The following table sets forth certain summary information with respect to the Company's oil and gas activities and results during the five years ended December 31, 1995, and the three months ended March 31, 1996. Reserve volumes and values were determined under the method prescribed by the Commission, which requires the application of year-end oil and natural gas prices for each year, held constant throughout the projected reserve life. See "-- Oil and Natural Gas Reserves" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                   YEAR ENDED DECEMBER 31,                        THREE MONTHS
                                -------------------------------------------------------------    ENDED MARCH 31,
                                 1991          1992         1993         1994          1995           1996
                                -------      --------      -------      -------      --------    ---------------
                                               (IN THOUSANDS, EXCEPT RATIOS AND PER UNIT AMOUNTS)
Present value of proved
  reserves..................... $77,140      $100,064      $94,243      $95,318      $173,421       $ 161,048
Proved reserves
  Crude oil and natural gas
    liquids (Bbls).............   7,326         6,190        6,128        6,900         6,669           6,836
  Natural gas (Mmcf)...........  74,308        80,837       91,060      100,645        98,330          96,317
  Natural gas equivalent
    (Mmcfe).................... 118,264       117,977      127,828      142,045       138,344         137,333
Annual reserve replacement
  ratio(1).....................     3.9x          1.9x         1.7x         2.0x          1.2x
Total capital costs
  incurred..................... $28,263      $ 27,770      $27,966      $36,923      $ 41,772       $   7,495
Percentage of total capital
  costs attributable to:
  Prospect exploration.........    36.2%         41.2%        41.8%        44.7%         30.8%           52.1%
  Development..................    45.2          52.7         56.0         48.5          58.2            35.3
  Acquisition..................    18.6           6.1          2.1          6.8          11.0            12.7
Average crude oil prices per
  barrel at end of period
  indicated.................... $ 17.25      $  18.25      $ 12.88      $ 16.28      $  17.78       $   20.27
Average natural gas prices per
  Mcf at end of period
  indicated....................    1.81          2.00         2.07         1.67          2.72            2.42

---------------

(1) The annual reserve replacement ratio for a year is calculated by dividing aggregate reserve additions, including revisions, on an Mcfe basis for the year by actual production on an Mcfe basis for such year.

STRATEGY

     Mariner's strategy is to increase reserves, production and cash flows in a cost effective manner primarily "through the drillbit" -- by exploring, exploiting and developing prospects as contrasted with increasing reserves by purchasing proved and producing properties. Mariner emphasizes internal growth through exploration, exploitation and development of internally generated prospects and prefers to operate the wells in which it participates and to hold substantial working interests therein.

     The Company applies a "portfolio management" approach to its drilling activities that is directed at balancing (i) its views as to the moderate risks of its exploration program in the Gulf and near onshore areas, the relatively lower risk of exploitation in Gulf deepwater and the still lower risk of development of the Company's interests in the Permian Basin of West Texas with
(ii) its views as to the potential for adding significant value from such activities, particularly in the shallow water and deepwater of the Gulf.

     In Gulf shallow water and near onshore fields, the Company focuses on prospects with attractive value-adding potential and attractive rates of return resulting from expected short production lead times, quick payout periods, low lease operating expenses and favorable leasehold costs. At March 31, 1996, approximately 68% in value of the Company's reserves, and, as of September 30, 1996, approximately 70% of the Company's average daily production, were located in Gulf shallow water and near onshore fields.

     Mariner's Gulf deepwater operations have been focused on the exploitation of previously discovered reservoirs which the Company believes are too small to be of interest to large oil companies. The Company believes that its deepwater expertise and low operating costs enable it to develop small and midsize fields in deeper water of the Gulf profitably. At March 31, 1996, approximately 17% in value of the Company's reserves, and as of September 30, 1996, approximately 24% of the Company's average daily production, were located in Gulf deepwater. The Company recently decided to expand its efforts in Gulf deepwater to include moderate risk exploration for undrilled reservoirs because of (i) the large reserve potential (relative to the Company's size) that it believes can be found in deepwater areas targeted by it, (ii) the relative immaturity of these exploration activities compared to other Gulf activities and (iii) the limited competition for the Company's targeted reservoir sizes.

     The Company's operations in the Spraberry Trend of the Permian Basin of West Texas, which, at March 31, 1996, accounted for approximately 15% in value of the Company's reserves, and, as of September 30, 1996, approximately 6% of the Company's average daily production, have been important to the Company's internal growth strategy by providing a consistent source of cash flow for use in the Company's other activities.

     The Company currently plans to focus the majority of its prospect acquisition, exploration, exploitation and development efforts in the shallow water and deepwater of the Gulf. In furtherance of its leasehold acquisition program in such areas, Mariner acquired 19 offshore blocks in 1995 through lease sales and farm-ins and was the successful bidder on eight additional blocks in the Gulf in April 1996. Additionally, in September 1996, the Company was the high bidder on 16 blocks in the Gulf (13 in deepwater). The MMS has awarded leases to the Company on 14 of these blocks and continues to evaluate the remaining 2 high bids. Although the Company expects that most, if not all, of its remaining high bids will result in lease awards, there can be no assurance of that result.

COMPETITIVE ADVANTAGES

     Mariner believes that the following competitive advantages, which it endeavors to emphasize in the implementation of its strategy, distinguish it from other independent oil and gas companies and are responsible to a significant extent for the success of the Company's exploration and exploitation efforts in recent years.

     Geographic Focus. A substantial portion of the Company's activities is concentrated in the Gulf where the Company has been successful in developing valuable reserves. The Company believes that exploration and development in shallow water of the Gulf offer attractive returns because of short production lead times, high production rates and relatively low capital and operating costs. The Company believes that its activities in Gulf deepwater offer attractive returns because of (i) large reserve potential, (ii) technological developments, (iii) the early stages of development in the area and (iv) a favorable competitive niche directed at exploiting small to moderate potential fields previously discovered by large oil companies but bypassed for exploitation by them as they search for larger fields -- a niche which few other independent oil companies of the Company's size are pursuing because of the significant technological and capital expenditure requirements. In Gulf deepwater the Company's experience is that major oil companies are willing to farmout prospects with potential for small and moderately sized fields and that a cost effective operator like the Company can economically develop such fields in such deepwater by generating sound geological and geophysical evaluations and on that basis bringing in other industry participants to share the necessary capital expenditures. Deepwater production enjoys a favorable circumstance as to royalty costs compared to onshore production -- under federal law as to leases in deepwater there is actually complete relief from royalty obligations for certain initial volumes of production, depending upon the depth of the water under a particular lease. The Company has also had success in the traditional onshore areas of the Gulf, particularly in Texas, where it has operations that provide a steady cash flow obtained at reasonable costs. With a significant portion of its reserves in the Gulf, the Company benefits from the lower lease operating expenses associated with offshore wells which are generally more productive than typical onshore wells and allow for concentration of labor and equipment. In addition, production from such wells is not burdened by severance or ad valorem taxes. Moreover, gas produced in the Gulf and near onshore areas usually receives top current prices because of its quality and proximity to competitive pipeline transportation, and oil produced in the areas of the Company's geographic focus is usually of good quality (as opposed to heavy crude or high sulfur content crude oil which require special processing) and typically carries prices which reflect such quality.

     Concentration of Reserves and Efficient Operations. The Company actively manages its portfolio of producing reserves to optimize concentration within its geographic areas of focus. At March 31, 1996, approximately 85% by value of the Company's reserves were located in six fields. This concentration enables the Company to achieve efficiencies in its operations and to control its general and administrative expenses relative to competitors that have more widespread operations. For the twelve months ended December 31, 1995, the Company's direct operating costs (consisting of lease operating expenses and general and administrative expenses) were $0.57 per Mcfe produced. Consistent with its emphasis on reserve concentration and low cost of operations, the Company regularly reviews its properties and, when appropriate, sells properties that are marginally profitable or outside of its areas of concentration.

     Application of Technology. The Company applies state-of-the-art technology to minimize exploration risk and maximize returns. Although the Company's database includes extensive 2-D and 3-D seismic data, virtually all of the Company's exploration and exploitation prospects are generated using 3-D seismic data. While 2-D seismic data, which historically has been used by oil and gas exploration companies, is still an important exploration tool, the use of 3-D data lowers the risk of dry holes and optimizes exploitation and development spending. In addition to seismic data, the Company utilizes and analyzes existing well data available to it (including data available from government sources as to offshore prospects) in its exploration and exploitation activities and combines such information with seismic data to construct subsurface geological models and make other subsurface comparisons. The Company also utilizes state-of-the-art subsea production technology to lower the level of capital expenditures that might otherwise be associated with deepwater developments (for example, the construction of additional production platforms). The ability to utilize these and other technologies often allows the Company economically to pursue attractive projects below the size thresholds of large oil companies.

     Disciplined Approach to Exploration. The Company employs careful risk analysis to determine its drilling priorities, balancing the required capital outlay against the expected value of the well. Having confidence in its staff of explorationists, the Company typically has generated its own prospects and conducted its own risk analysis. The exploration, exploitation and development of internally generated prospects accounted for 80% by value of the Company's reserves at March 31, 1996. The Company attempts to focus its exploration and exploitation efforts on prospects with high value-adding potential while at the same time managing its risks by drilling at approximately 10 to 12 exploitation and exploratory wells per year. Furthermore, the Company generally keeps its working interests at or below 50% by seeking industry participants in its exploitation and exploration activities in order to reduce its exposure on any single undertaking.

     Experienced Management with Significant Equity Incentives. The Company has a management team that has considerable expertise in the oil and gas industry and significant experience working with the Company. All present key employees of, and consultants to, the Company are eligible to participate in a management incentive program which provides overriding royalty interests in successful projects. The Company believes that its overriding royalty program provides a strong alignment of management's and investors' interests. In addition, the Company believes that this program is a significant reason why the Company has been able to retain the services of the members of its senior management team, most of whom have been working together at the Company for over 10 years. In connection with the Acquisition, the Management Stockholders also purchased approximately 4% of the common stock of Mariner Holdings and acquired options to purchase an additional 11% of the common stock of Mariner Holdings.

PRINCIPAL PRODUCING PROPERTIES

     The Company owns oil and gas properties, both producing and for future exploration, onshore in Texas and offshore in the Gulf, primarily in federal waters. The Company currently has six principal producing properties, which in the aggregate accounted for, as of March 31, 1996, 85% in value of the Company's proved reserves and which provide a base for the Company's emphasis on growth in its reserves, production and cash flow.

  Gulf of Mexico Deepwater

     The following Gulf deepwater operations demonstrate the Company's ability to utilize state-of-the-art production technology successfully, particularly the technology of subsea tiebacks.

     Green Canyon 136. Green Canyon 136 was generated by the Company and acquired through a farmout transaction with Texaco, Inc. ("Texaco") and achieved initial production in 1995. The 5,000 acre block is located offshore Louisiana at water depths of approximately 840 to 1,040 feet. The Company operated the property through the date of first production when Texaco became the operator. The Company has a 25% working interest and an approximate 21.7% net revenue interest. Two producing wells have been drilled thus far, with no additional drilling currently planned. At September 30, 1996, gross average daily production was 340 Bbls and 47.5 Mmcf and average daily production net to the Company was 74 Bbls and 10.3 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in Green Canyon 136 were 7,395 Mmcfe and $13.3 million, respectively. Green Canyon 136 is tied back, by a specially laid pipeline and connecting system, to a production platform operated by Texaco approximately 10 miles from the well sites, and its production is commingled and marketed with Texaco's production. The field has an estimated remaining life of nine years.

     Garden Banks 240. Garden Banks 240 was generated by the Company and acquired through a swap transaction with Shell Oil Company and achieved initial production in January 1996. The 5,760 acre block is located offshore Louisiana at a water depth of approximately 830 feet. The Company is the operator of the property and has a 33 1/3% working interest and an approximate 27.2% net revenue interest. One producing well has been drilled thus far, with no additional drilling currently planned. Further exploitation is possible by recompletion of the well at another depth, but no decisions have been made regarding such activity. At September 30, 1996, gross average daily production was 189 Bbls and
20.5 Mmcf and average daily production net to the Company was 52 Bbls and 5.6 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in Garden Banks 240 were 7,830 Mmcfe and $12.3 million, respectively. Garden Banks 240 is tied back to a production platform operated by Chevron approximately 12 miles from the well site, and its production is commingled and marketed with Chevron's production. The field has an estimated remaining life of 10 years.

  Gulf Shallow Water and Near Onshore Areas

     The following properties reflect the results of the Company's Gulf shallow water and near onshore exploration and development strategy.

     Sandy Lake. The Sandy Lake property, located onshore in the Pine Island Bayou Field of the Texas Gulf Coast, having been generated by the Company, achieved initial production in 1994. The majority of the 4,870 acre property is located within the city limits of Beaumont, Texas. The Company is the operator of the property and has an approximate 48% working interest and an approximate 34.5% net revenue interest. Six wells have been drilled thus far, five of which are producing. The Company also contemplates increasing the capacity of its gas processing facility at Sandy Lake, which in effect controls production, by 50% in 1997 -- a measure which is expected to increase production from the Sandy Lake field significantly. At September 30, 1996, gross average daily production was 4,033 Bbls and 22.5 Mmcf, and average daily production net to the Company was 1,412 Bbls and 7.9 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in the Sandy Lake property were 22,423 Mmcfe and $41.7 million, respectively. The field has an estimated remaining life of six years.

     Brazos A-105. Brazos A-105 was generated by the Company and achieved initial production in 1993. The approximate 4,300 acre block is located offshore Texas at a water depth of approximately 190 feet. Union Oil Company of California ("UNOCAL") is the operator of the property, and the Company holds a 12.5% working interest and an approximate 9.9% net revenue interest. Five producing wells have been drilled thus far, and the drilling of two development wells is possible in the future, but such activities have not yet been budgeted. At September 30, 1996, gross average daily production was 159 Bbls and 106.0 Mmcf, and average daily production net to the Company was 16 Bbls and 10.5 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in Brazos A-105 were 18,528 Mmcfe and $28.3 million, respectively. The field has an estimated remaining life of 13 years.

     Matagorda Island 683/703. Matagorda Island 683 and 703 were acquired by several companies in a bid group, including the Company, and achieved initial production in 1993. The two 5,760 acre blocks are located offshore Texas at a water depth of approximately 125 feet. Vastar Resources, Inc. is the operator of the property, and the Company holds a 25% working interest and an approximate 19.8% net revenue interest. Three producing wells have been drilled thus far, with no additional drilling currently planned. At September 30, 1996, gross average daily production was 12 Bbls and 21.9 Mmcf, and average daily production net to the Company was 2 Bbls and 4.3 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in Matagorda Island 683 and 703 were 6,765 Mmcfe and $9.4 million, respectively. The field has an estimated remaining life of 11 years.

  The Permian Basin of West Texas

     Spraberry Aldwell Unit. In 1985, the Company acquired its interest in the Aldwell Unit property, which has been producing since 1949. The 15,776 acre fieldwide unit is located within the Spraberry Trend and produces from the unitized Spraberry Formation and non-unitized Dean Formation in Reagan County in West Texas. The Company is the operator of the property and has an approximate 64% working interest and, effectively, an approximate 54% net revenue interest. The Company implemented an infill well drilling program in 1987, and subsequent to such date 53 wells have been drilled, all of which are currently producing. The drilling of 30 to 43 additional infill wells (targeted at bringing into production proved undeveloped reserves in such property) is planned during the next three to four years at a projected cost to the Company of approximately $195,000 per well. At September 30, 1996, gross average daily production was 605 Bbls and 3.1 Mmcf, and average daily production net to the Company was 351 Bbls and 1.9 Mmcf. As of March 31, 1996, total estimated net proved reserves and the present value of estimated future net revenues attributable to the Company's interest in the Spraberry Aldwell Unit property were 38,919 Mmcfe and $22.1 million, respectively. The field has an estimated remaining life of 45 years.

HEDGING

     In order to manage its exposure to the volatility of crude oil and natural gas prices, the Company hedges a substantial portion of its oil and natural gas production. The Company customarily conducts its hedging strategy through the use of swap arrangements that establish an index-related price above which the Company pays the hedging partner and below which the Company is paid by the hedging partner. Such arrangements represent approximately 70% of the Company's anticipated average daily production for 1996. Hedging arrangements may expose the Company to the risk of financial loss in certain circumstances, including instances where the Company's production, which is in effect hedged, is less than expected or where there is a sudden, unexpected event materially impacting prices. The Revolving Credit Facility places certain restrictions on the Company's use of hedging.

PROSPECT ACQUISITION, EXPLOITATION AND EXPLORATION

     The Company seeks to complement its strategy of building the base of its revenues through development and exploitation of its existing oil and gas properties by directing a substantial part of its activities and capital expenditures to (i) the acquisition of promising prospects for future exploitation or exploration and (ii) the exploitation or exploration of selected properties from its inventory by drilling thereon.

     The Company's oil and gas exploitation or exploration process typically begins with the selection of a defined geographical area and is followed by the collection and analysis of various types of data, including seismic data and any available existing well data, that may provide information as to the existence and location of potential oil and natural gas reservoirs within the target area.

     In recent years the oil and gas industry generally, and the Company specifically, has focused on reducing risks and costs and increasing productivity in exploration, exploitation and production. During this same period, somewhat lower and more volatile oil and gas prices have created additional impetus for energy companies, including the Company, to find ways to reduce risks and costs associated with their exploration, exploitation and development programs. This trend has led to an increasing reliance by energy companies, including the Company, on sophisticated data gathering, processing and interpretation techniques such as 3-D analytical techniques. Seismic data are a principal source of information used by the Company's explorationists to map potential oil and natural gas bearing formations and their geologic boundaries. After seismic data are collected, they are processed and analyzed with sophisticated computer imaging software to assist in the interpretation of the subsurface lithology and structure. As computing costs have declined and new software has become available, 3-D analytical techniques previously affordable only to the largest integrated oil companies have become available to independent oil companies, including the Company. The Company owns and routinely uses four advanced computer work stations running state-of-the-art exploration software. By improving the visualization of subsurface structures, 3-D seismic models are used by the Company to evaluate prospects before drilling to improve drilling success rates, to increase the amount of reserves found per well drilled through optimal location of the well bore and to reduce the number of wells required to develop a reservoir. In addition to seismic data available to the Company, the Company uses, particularly in its efforts to exploit reservoirs offshore, existing well data which is available from governmental sources pursuant to applicable governmental regulations relating to oil and gas operations on public lands. The availability of 3-D seismic data, the evolution and enhancement of computer aided exploration and development programs and the evolution and improvement in well logging and coring technology and related analysis of well data have significantly increased the Company's ability to optimize prospect acquisition, exploitation opportunities, exploratory well location and other drilling decisions.

     After assessing a prospect, the Company formulates a budget for its acquisition and then attempts to acquire the prospect, or a working interest in the prospect, from an existing owner (such as pursuant to a farmout agreement) or, often in the case of new offshore prospects, in a lease auction. Particularly with respect to offshore lease sales, the Company will acquire interests in leases as part of bid groups. Prospects are then held in inventory for future exploration or exploitation possibilities.

     At present the Company holds in inventory for possible future exploration or exploitation 29 offshore prospects, consisting of 202,377 gross acres (90,280 net acres) and one onshore prospect, consisting of 1,060 gross acres (530 net acres). In addition, the Company holds under licenses or other arrangements seismic information as to approximately 5,800 square miles of property (mostly offshore) which were investigated using 3-D seismic technology and seismic data as to 178,000 linear miles investigated by more traditional 2-D seismic techniques. Such seismic data were acquired by the Company over recent years to enable it to evaluate identified leads and prospects and producing properties as well as to provide regional background and to use for prospecting in new areas.

     During the last quarter of 1996, the Company estimates that it will spend approximately $6.0 million on exploratory activities. While all oil and gas activities are subject to numerous risks, the risks associated with prospect acquisitions and offshore exploitation and exploration activities are greater than those associated with development and exploitation activities in existing fields, particularly onshore fields. Because of such risks, the Company historically has solicited (and will continue to do so) industry partners to participate with it on offshore exploitation and exploration projects on negotiated terms. Accordingly, the level of the Company's capital expenditures for its projects, and in particular for any single project, and its working and revenue interests therein, will vary depending on terms agreed to with other participating oil companies. In general, the Company prefers that its working interest on any particular project be in the range of 25% to 50%. The Company also prefers to operate the wells in which it participates and currently operates wells representing approximately 53% in value of its proved reserves. By owning a substantial percentage of the working interest in wells in which it participates and operating wells to the extent possible, the Company believes it is able to maintain greater control over (i) timing of, and planning for, future development, (ii) drilling, completion and operating costs and (iii) marketing of production.

     With respect to its offshore exploration program, the Company typically targets prospects where it believes that reserves of 30 to 200 Bcfe may be found and produced -- typically a smaller target than the offshore reserves targeted by large oil companies.

DRILLING AND COMPLETION ACTIVITIES

     After the completion of all necessary geological and geophysical studies, and assuming ownership of a leasehold or a right to operate thereon (such as pursuant to a farmout agreement), the next step in the production of oil and gas from the prospect is the drilling of the well at the specifically selected site. Drilling operations are carried out by independent contractors engaged for such purposes. Typically drilling contractors are hired on a day-rate basis under which they are paid for each day the rig is on location, and they supply the rig, crew and miscellaneous supplies and other support. In the course of drilling, cuttings from the well bore brought to the surface are examined and various logging techniques (methods of measuring the physical properties of subsurface rock formations) are applied, all for the purpose of evaluating the well. Assuming that the well is judged to be capable of commercial production, it is completed by a process that includes setting casing pipe, applying appropriate cementing and perforating the well so that the fluids of oil and gas in the formation can flow up through the well bore. The wellhead is typically capped off with a device (sometimes called a "tree") containing valves and other equipment that is typically connected to a pipeline that in turn gathers the production from the well.

     Offshore drilling operations in water depths of up to 300 feet ordinarily are carried out by the use of jack-up rigs and, in deeper waters, by semi-submersible rigs. Particularly in offshore operations, the Company is involved in technical planning and supervision of drilling and related activities. Onshore drilling operations are carried on by traditional rotary rig contractors and generally require less attention and expertise from the Company.

     The completion of undersea wells in particular involves complex technologies and techniques provided by specialized vendors. Subsea tiebacks in turn require even more complexity because the site of production and production control is ordinarily many miles away from the actual site of the wellhead. In the Company's case, its own experts supervise contracts with, and activities of, specialized vendors who lay a pipeline and other connecting lines from the wellhead to an existing production platform a distance away. The Company makes commercial arrangements with the platform operator to receive, and perform certain processing measures on, the production from the subsea well.

     At present, increased exploration activity in the Gulf has resulted in a significant tightening of supplies of drilling services and equipment to the offshore oil and gas exploration and production industry, including a particular tightening in the availability of semi-submersible rigs. With the increased demand for offshore vendor services and equipment, day rates for offshore rigs have risen substantially in recent periods, and there is a lessened availability of equipment and services which is particularly acute in the case of semi-submersible rigs capable of drilling in water deeper than 1,500 feet where much of the existing fleet of such rigs has been contracted for extended periods by large oil companies. Accordingly, the Company must take into account increased drilling and completion costs in evaluating offshore projects and must carefully plan for and arrange the services of its vendors. In the case of semi-submersible rigs with the deepest capabilities, the Company expects, in the foreseeable future in order to carry out certain possible deepwater projects, to be required to look for windows of opportunities to arrange (on a "subrental" basis) rig availability from larger oil companies which have booked such rigs for longer periods of time. While the Company has experienced a tightening in the supply of equipment and services, and a related escalation in prices therefor, the Company does not at present foresee such circumstances as materially interfering with its ability to carry on its currently planned exploitation and exploration activities.

DISPOSITION OF PROPERTIES

     The Company periodically evaluates, and, when appropriate, sells, certain of its producing properties that it considers to be marginally profitable or outside of its areas of concentration. Such sales enable the Company to maintain financial flexibility, reduce overhead and redeploy the proceeds therefrom to activities that the

Company believes have a higher potential financial return. During 1995, the Company sold nonstrategic oil and natural gas properties located primarily in Louisiana and Arkansas for an aggregate amount of $20.6 million and during 1996 has sold such properties for $7.5 million.

OIL AND NATURAL GAS RESERVES

     The following tables set forth certain information with respect to the Company's reserves. Such reserve volumes and values were determined under the method prescribed by the Commission which requires the application of year-end prices for each year, held constant throughout the projected reserve life. The reserve information as of March 31, 1996, is based in part upon a reserve report prepared by the independent petroleum consulting firm of Ryder Scott Company.

     The following table sets forth the estimated quantities of proved and proved developed reserves of crude oil (including condensate and natural gas liquids) and natural gas owned by the Company as of December 31, 1993, 1994 and 1995 and March 31, 1996, and principal components of the changes in the quantities of reserves for each of the periods then ended.

                                            YEAR ENDED DECEMBER 31,                      THREE MONTHS
                            --------------------------------------------------------   ENDED MARCH 31,
                                  1993               1994                1995                1996
                            ----------------   -----------------   -----------------   ----------------
                             OIL       GAS      OIL       GAS       OIL       GAS       OIL       GAS
                            (MBBL)   (MMCF)    (MBBL)    (MMCF)    (MBBL)    (MMCF)    (MBBL)   (MMCF)
                            ------   -------   ------   --------   ------   --------   ------   -------
PROVED RESERVES:
  Beginning balance.......   6,190    80,837    6,128     91,060    6,900    100,645    6,669    98,330
  Revisions of previous
     estimates............     353     7,266      423      4,241      307     14,113       32    (1,619)
  Extensions, discoveries,
     improved recovery and
     other additions......      61    15,483      829     21,842       46      2,476      335     4,713
  Sale of reserves........       6        19       21      2,136      160      5,134
  Production..............     470    12,507      459     14,362      424     13,770      200     5,107
                             -----    ------    -----    -------    -----     ------    -----    ------
  Ending balance..........   6,128    91,060    6,900    100,645    6,669     98,330    6,836    96,317
                             =====    ======    =====    =======    =====     ======    =====    ======
PROVED DEVELOPED RESERVES:
  Beginning balance.......   3,641    62,329    3,653     67,263    4,037     83,192    4,357    87,843
  Ending balance..........   3,653    67,263    4,037     83,192    4,357     87,843    4,418    85,699

     The following table sets forth the present value of estimated future net revenues from proved reserves as of December 31, 1993, 1994 and 1995 and March 31, 1996.

                                                          AT DECEMBER 31,
                                                   ------------------------------     AT MARCH 31,
                                                    1993       1994        1995           1996
                                                   -------    -------    --------    ---------------
                                                                    (IN THOUSANDS)
     Proved developed...........................   $88,203    $81,354    $165,784       $ 150,464
     Proved undeveloped.........................     6,040     13,964       7,637          10,584
                                                   -------    -------    --------       ---------
               Total proved.....................   $94,243    $95,318    $173,421       $ 161,048
                                                   =======    =======    ========       =========

     Consistent with the Company's strategy of disposing of marginal properties when appropriate, subsequent to March 31, 1996, the Company sold reserves in the Permian Basin of West Texas having a present value of estimated future net revenues at such date of approximately $11.0 million, including $1.2 million in proved undeveloped reserves, for cash consideration of approximately $7.5 million. Such reserves (which consisted of approximately 1,650 Mbbls of oil and 8,600 Mmcf of natural gas) are included in the above data but were not included in the report of Ryder Scott Company at March 31, 1996, which otherwise covered substantially all of the Company's reserves as of such date. The reserves sold were generally very long-lived and were associated, for the most part, with approximately 250 marginal wells with high lease operating expenses. The Company considered these properties to be of marginal value.

     There are numerous uncertainties in estimating quantities of proved reserves believed to have been discovered and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are only estimates. Reserve estimates are inherently imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by independent petroleum engineers that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results will differ, and are likely to differ materially, from the results estimated. Holders of Outstanding Notes and prospective holders of Exchange Notes are cautioned not to place undue reliance on the reserve data included in this Prospectus.

     The information set forth in the preceding tables includes revisions of reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent exploitation and development activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices.

     In accordance with the Commission's guidelines, the engineers' estimates of future net revenues from the Company's properties and the present value thereof are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties.

     Since December 31, 1995, the Company has not filed any estimates of total proved net oil or natural gas reserves with any federal authority or agency. See
Note 9 to the Financial Statements of the Company included elsewhere in this Prospectus for certain additional information concerning the proved reserves of the Company.

PRODUCTIVE WELLS AND ACREAGE

     As of December 31, 1995, the Company had working interests in 90 gross (66.6 net) active oil wells and 84 gross (12.8 net) active natural gas wells. These totals do not include the Company's royalty and overriding royalty interests in approximately 8 gross (0.1 net) producing oil and natural gas wells.

     The following table sets forth certain information with respect to the developed and undeveloped acreage of the Company as of December 31, 1995.

                                                                  AT DECEMBER 31, 1995
                                                       ------------------------------------------
                                                                                  UNDEVELOPED
                                                       DEVELOPED ACRES(1)          ACRES(2)
                                                       ------------------     -------------------
                                                        GROSS       NET        GROSS        NET
                                                       -------     ------     -------     -------
Texas (Onshore)......................................   33,253     16,611      19,239       9,247
All other states (Onshore)...........................    2,010        336      51,682      14,160
Offshore.............................................  136,880     24,677     311,553     116,111
                                                       -------     ------     -------     -------
          Total......................................  172,143     41,624     382,474     139,518
                                                       =======     ======     =======     =======

---------------

(1) Developed acres are acres spaced or assigned to productive wells.

(2) Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

DRILLING ACTIVITIES

     Certain information with regard to the Company's drilling activities during the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, is set forth below.

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                        ------------------------------------------------    -------------
                                             1993             1994             1995             1996
                                        --------------    -------------    -------------    -------------
                                        GROSS     NET     GROSS    NET     GROSS    NET     GROSS    NET
                                        -----    -----    -----    ----    -----    ----    -----    ----
Exploratory wells:
  Oil.................................
  Natural gas.........................                       6     1.43                        1     0.25
  Dry.................................    11      3.86       7     3.26       6     2.38       4     1.40
                                        -----    -----    -----    ----    -----    ----    -----    ----
          Total.......................    11      3.86      13     4.69       6     2.38       5     1.65
                                        ====     =====    ====     ====    ====     ====    ====     ====
Development wells:
  Oil.................................    19      7.97                                         1     0.20
  Natural gas.........................     5      0.98       6     1.97       3     0.85       2     0.83
  Dry.................................     2      0.43       3     1.72
                                        -----    -----    -----    ----    -----    ----    -----    ----
          Total.......................    26      9.38       9     3.69       3     0.85       3     1.03
                                        ====     =====    ====     ====    ====     ====    ====     ====
Total wells:
  Producing...........................    24      8.95      12     3.40       3     0.85       4     1.28
  Dry.................................    13      4.29      10     4.98       6     2.38       4     1.40
                                        -----    -----    -----    ----    -----    ----    -----    ----
          Total.......................    37     13.24      22     8.38       9     3.23       8     2.68
                                        ====     =====    ====     ====    ====     ====    ====     ====

     At December 31, 1995, the Company was not in the process of drilling any development or exploratory well. At September 30, 1996, the Company was in the process of drilling one gross (or 0.2 net) exploratory well.

PRODUCTION AND SALES

     The following table presents certain information with respect to oil and natural gas production attributable to the Company's properties, average sales price received, average production costs and the revenue derived from the sale of such production during the three years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996.

                                                                                       NINE MONTHS
                                                        YEAR ENDED DECEMBER 31,           ENDED
                                                     -----------------------------    SEPTEMBER 30,
                                                      1993       1994       1995          1996
                                                     -------    -------    -------    -------------
Production:
  Oil (Mbbls)......................................      470        459        424           570
  Natural gas (Mmcf)...............................   12,507     14,362     13,770        15,655
  Gas equivalent (per Mmcfe).......................   15,327     17,116     16,314        19,075
Average sales price including effects of hedging:
  Oil (per Bbl)....................................  $ 17.07    $ 15.86    $ 17.19       $ 18.39
  Natural gas (per Mcf)............................     2.10       1.99       1.76          2.30
  Gas equivalent (per Mcfe)........................     2.24       2.09       2.04          2.44
Lease operating expenses (per Mcfe)................     0.51       0.42       0.45          0.42
Revenue (in thousands):
  Oil..............................................  $ 8,021    $ 7,281    $ 7,288       $10,483
  Natural gas......................................   26,274     28,575     26,021        36,046
                                                     --------   --------   --------     --------
          Total....................................  $34,295    $35,856    $33,309       $46,529
                                                     ========   ========   ========     ========

PRODUCT MARKETS AND MAJOR CUSTOMERS

     The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the markets for oil, natural gas and natural gas liquids have been volatile and are likely to continue to be volatile in the future. The prices received by the Company for its oil, natural gas and natural gas liquids production and the levels of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including market uncertainty, changes in global supply of and demand for oil, natural gas and natural gas liquids, weather conditions, the condition of the United States economy (particularly the manufacturing sector), the price and quantity of foreign imports, the price and availability of alternative fuels, political conditions (including embargoes) in or affecting other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the value of the Company's proved reserves and the Company's revenues, profitability and cash flow. See "-- Oil and Natural Gas Reserves".

     Certain of the Company's natural gas production has been in the past, and may be in the future, curtailed from time to time depending on the quality of the natural gas produced and transportation alternatives. In addition, market, economic and regulatory factors may in the future adversely affect the Company's ability to sell its natural gas production.

     Before 1985, substantially all of the Company's natural gas production was sold directly to pipeline companies which were responsible for resale and transportation of the natural gas to end-users. Since that time, however, with the adoption of various orders by the Federal Energy Regulatory Commission (the "FERC") and the deregulation of natural gas pursuant to the Natural Gas Policy Act of 1978 (the "NGPA") and the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"), the FERC has actively promoted competition in the nationwide market for natural gas and has encouraged pipelines to reduce significantly their role as merchants of natural gas and to make transportation services available on an "open-access", nondiscriminatory basis. See
"-- Regulation -- Transportation and Sale of Natural Gas". Since these regulatory initiatives were begun, natural gas producers such as the Company have been able to sell their natural gas supplies directly to utilities and other end-users.

     In addition to the regulatory changes discussed above, deregulation of natural gas prices under the NGPA and the Decontrol Act has increased competition and volatility of natural gas prices. Since demand for natural gas is generally highest during winter months, prices received for the Company's natural gas are subject to seasonal variations and other fluctuations. All of the Company's natural gas production is currently sold under various arrangements which yield prices consistent with current market prices. As to gas produced from the Aldwell Unit, the Company has a long-term agreement as to the sale of such gas and the processing thereof which the Company believes to be reasonably competitive. Similarly, the Company has a gas processing agreement on its gas production from Sandy Lake which the Company believes has the effect of pricing its gas production favorably compared to market prices at such location. The Company routinely enters into financial arrangements to hedge its exposure to oil and gas price fluctuations. See "-- Hedging".

     For the nine months ended September 30, 1996, Texaco Natural Gas, Inc., Transco Gas Marketing Company ("Transco"), Howell Crude Oil Company and Seneca Resources Corp. accounted for approximately 18%, 15%, 13% and 10%, respectively, of the Company's total revenues. For the year ended December 31, 1995, Seneca Resources Corp, Transco and Marathon Petroleum Co. ("Marathon") accounted for approximately 20%, 20% and 12%, respectively, of the Company's total revenues. For the year ended December 31, 1994, UNOCAL, Apache Corporation ("Apache") and Marathon accounted for approximately 25%, 13% and 11%, respectively, of the Company's total revenues. For the year ended December 31, 1993, Apache, UNOCAL, Lyle Energy Sources and Marathon accounted for approximately 14%, 14%, 12% and 12%, respectively, of the Company's total revenues. Due to the nature of the markets for oil and natural gas, the Company does not believe that the loss of any one of these customers would have a material adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of the Company's larger competitors possess and employ financial and personnel resources substantially greater than those available to the Company. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or personnel resources permit. The Company's ability to acquire additional prospects and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

REGULATION

     The Company's operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases the Company's cost of doing business and, consequently, affects its profitability. However, the Company does not believe that it is affected in a significantly different manner by these regulations than are its competitors in the oil and natural gas industry. Because of the myriad and complex federal and state statutes and regulations which may affect the Company, directly or indirectly, the following discussion of certain statutes and regulations should not be relied upon as an exhaustive review of all matters affecting the Company's operations.

  Transportation and Sale of Natural Gas

     Prior to January 1, 1993, various aspects of the Company's natural gas operations were subject to regulations by the FERC under the Natural Gas Act of 1938 (the "NGA") and the NGPA with respect to "first sales" of natural gas, including price controls and certificate and abandonment authority regulations.

However, as a result of the enactment of the Decontrol Act, the remaining "first sales" restrictions imposed by the NGA and the NGPA terminated on January 1, 1993.

     The FERC regulates interstate natural gas pipeline transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such natural gas. Since the latter part of 1985, the FERC has adopted policies intended to make natural gas transportation more accessible to gas buyers and sellers on an open and nondiscriminatory basis. The FERC's most recent action in this area, Order No. 636, reflected the FERC's finding that, under the then-existing regulatory structure, interstate pipelines and other gas merchants, including producers, did not compete on a "level playing field" in selling gas. Order No. 636 instituted individual pipeline services restructuring proceedings, designed specifically to "unbundle" those services provided by many interstate pipelines (for example, transportation, sales and storage) so that buyers of natural gas may secure supplies and delivery services from the most economical source, whether interstate pipelines or other parties. The FERC has issued final orders in the restructuring proceedings, and a number of pipelines have filed tariff sheets reflecting refinements in the implementation of Order No. 636 following three years of operation under the program. In addition, the FERC has announced its intention to reexamine certain of its transportation related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636 and, more recently, the price that shippers can charge for released capacity. The FERC also has issued a new policy regarding the use of nontraditional methods of setting rates for interstate gas pipelines in certain circumstances as alternatives to cost-of-service based rates. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative.

     Although the FERC's actions, such as Order No. 636, do not regulate gas producers such as the Company, these actions are intended to foster increased competition within all phases of the natural gas industry. To date, the FERC's pro-competition policies have not materially affected the Company's business or operations. On a prospective basis, however, such orders may substantially increase the burden on the producers and transporters to nominate and deliver on a daily basis a specified volume of natural gas. Producers and transporters which deliver deficient volume or volumes in excess of such daily nominations could be subject to additional charges by the pipeline carriers.

     The United States Court of Appeals for the District of Columbia Circuit has affirmed the FERC's Order No. 636 restructuring rule and remanded certain issues for further explanation or clarification. Numerous petitions seeking judicial review of the individual pipeline restructuring orders are currently pending in the United States Court of Appeals for the District of Columbia Circuit. It is not possible to predict what, if any, effect the order on remand or the Court's decision in the individual pipeline cases will have on the Company. The Company does not believe, however, that it will be affected any differently than other gas producers or marketers with which it competes.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective or their effect, if any, on the Company's operations. The natural gas industry historically has been very heavily regulated; thus there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

  Transportation and Sale of Crude Oil

     Sales of crude oil and condensate can be made by the Company at market prices not subject at this time to price controls. The price that the Company receives from the sale of these products is affected by the cost of transporting the products to market. Commencing in October 1993, the FERC issued a series of orders (Order Nos. 561 and 561-A) in which it revised its regulations governing the rates that may be charged by oil pipelines. The new rules, which became effective January 1, 1995, provide a simplified, generally applicable method for regulating such rates by use of an index for setting rate ceilings. In certain circumstances, the new rules permit oil pipelines to establish rates using traditional costs of service and other methods of ratemaking. On October 28, 1994, the FERC issued two separate Orders (Nos. 571 and 572), which adopt additional regulations governing rates that an oil pipeline may be authorized to charge. Order No. 571 authorizes a pipeline to implement cost-of-service based rates, provided it can demonstrate that there is a substantial divergence between the actual costs experienced by the carrier and the indexed rate that the pipeline is directed to charge under Order No. 561. In Order No. 572, the FERC adopted regulations that authorize a pipeline to charge market-based rates, provided it can demonstrate that it lacks significant market power in the market(s) in which it proposes to charge such rates. These rules have been affirmed by the U.S. Court of Appeals for the District of Columbia Circuit. The effect that these new rules may have on moving the Company's liquid products to market cannot yet be determined.

  Regulation of Production

     The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which the Company owns and operates properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Moreover, each state generally imposes an ad valorem, production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

  Environmental Regulations

     General. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect the Company's operations and costs. In particular, the Company's exploration, development and production operations, its activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and its use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation. As with the industry generally, compliance with existing regulations increases the Company's overall cost of business. Such areas affected include unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water, capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes and capital costs to construct, maintain and upgrade equipment and facilities.

     The Company incurs some expenses related to the disposition of drilling fluids and produced waters, but these costs do not constitute a material expense to the Company. The Company anticipates that it will incur additional expenses related to compliance with environmental regulations at the time it abandons a producing property or lease. The amount of these costs will vary, but based on the Company's experience, the amount and timing of these costs should not materially increase the Company's overall cost of business. In addition, the Company does not anticipate that it will be required to make any significant capital expenditures to comply with current environmental requirements.

     Environmental regulations have historically been subject to frequent change by regulatory authorities, and the Company is unable to predict its ongoing cost to comply with these laws and regulations or the future impact of such regulations on its operations. However, the Company does not believe that changes to these regulations will materially adversely affect its competitive position because its competitors are similarly affected. A discharge of hydrocarbons or hazardous substances into the environment could subject the Company to substantial expense, including both the cost to comply with applicable regulations pertaining to the remediation of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. The Company maintains some insurance which may provide some protection against environmental liabilities, but the coverage of such insurance and the amount of protection afforded thereby cannot be predicted with respect to any particular possible environmental liability and may not be adequate to protect the Company from substantial expense.

     Water. The Oil Pollution Act (the "OPA") was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 (the "FWPCA") and other statutes as they pertain to prevention and response to oil spills. The OPA subjects owners of facilities to strict, joint and potentially unlimited liability for removal costs and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone. In the event of an oil spill into such waters, substantial liabilities could be imposed upon the Company. States in which the Company operates also have enacted similar laws. Regulations are being developed under both the OPA and state laws that may impose additional regulatory burdens on the Company.

     In addition, the OPA, as recently amended, requires the lessee or permittee of the offshore area in which an oil or natural gas facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million to cover liabilities related to an oil spill for which such person is statutorily responsible. Prior to its amendment, the OPA required such lessee or permittee to maintain evidence of financial responsibility in the amount of $150.0 million, and the amended statute authorizes the President of the United States to increase the amount of financial responsibility to $150.0 million depending on the risks posed by the quantity or quality of oil that is handled by the facility. The MMS published an advance notice of its intention to adopt regulations implementing the OPA's financial responsibility requirements for offshore facilities, and it is probable that the MMS will proceed with the promulgation of such regulations under the amended statute. The Company cannot predict the final form of any financial responsibility regulations that will be adopted by the MMS, but the impact of any such regulations should not be any more adverse to the Company than it will be to other similarly situated companies.

     The FWPCA imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the Environmental Protection Agency ("EPA") has promulgated regulations that require many oil and gas production operations to obtain permits to discharge storm water runoff. The Company believes that compliance with existing permits and with foreseeable new permit requirements will not have a material adverse effect on the Company's financial condition or results of operations.

     Air Emissions. The operations of the Company are subject to the Federal Clean Air Act and comparable state and local statutes. The Company believes that its operations are in substantial compliance with such statutes in all states in which it operates.

     Amendments to the Federal Clean Air Act enacted in 1990 require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, the Company believes implementation of such amendments will not have a material adverse effect on the Company's financial condition or results of operations.

     Solid Waste. The Federal Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows oil and gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, the Company is not required to comply with a substantial portion of RCRA's requirements because the Company's operations generate minimal quantities of hazardous wastes. However, at various times in the past, proposals have been made to rescind the exemption that excludes oil and gas exploration and production wastes from regulation as hazardous waste under RCRA. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste to be managed and disposed of by the Company. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Such changes in the regulations may result in additional capital expenditures or operating expenses by the Company.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Company may generate waste that may fall within CERCLA's definition of a "hazardous substance". The Company may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed.

     The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under the Company's control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

TITLE TO PROPERTIES

     The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. The Company does not believe that any of these burdens materially interferes with the use of such properties in the operation of its business.

     The Company believes that it has satisfactory title to or rights in all of its producing properties. As is customary in the oil and natural gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. Title investigation is made, and title opinions of local counsel are generally obtained, only before commencement of drilling operations. The Company believes that title issues generally are not as likely to arise on offshore oil and gas properties as on onshore properties.

EMPLOYEES

     As of November 1, 1996, the Company had approximately 50 full-time employees, none of whom is represented by any labor union.

LEGAL PROCEEDINGS

     The Company, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings, including proceedings as to which it has insurance coverage, in which its exposure, individually and in the aggregate, is not considered material to the Company.

                                THE TRANSACTIONS

THE ACQUISITION

     Pursuant to the Purchase Agreement by and among Hardy plc and its wholly owned subsidiary Hardy Holdings Inc., on the one hand, and ECT and Mariner Holdings, on the other hand, Mariner Holdings acquired all the capital stock of the Company from Hardy Holdings Inc. (the "Acquisition") for an aggregate purchase price of approximately $185.5 million, including $14.5 million for net working capital of the Company. In connection with the Acquisition, substantial intercompany indebtedness and receivables and third-party indebtedness of the Company were eliminated. The Acquisition was consummated on May 16, 1996; however, for accounting purposes, the Acquisition is treated as if it had occurred on April 1, 1996. The Acquisition was financed by the proceeds from the JEDI Bridge Loan and from the purchase by JEDI of stock of Mariner Holdings. See "-- Stockholders' Agreement and Related Matters" and "-- Financing".

     In connection with the Acquisition, which was accounted for as a purchase transaction, the Company incurred a "ceiling test" writedown under full cost accounting requirements of approximately $22.5 million. The "ceiling test" is applied, in general, to reduce the carrying value of oil and gas properties to an amount not greater than the present value of estimated future net revenues determined in accordance with the requirements of the Commission -- based in this instance on prices in effect as to the Company's oil and gas production on the closing date of the Acquisition. The writedown is an accounting charge and as such did not affect the Company's cash flow from operating activities.

     Under the Purchase Agreement, Hardy Holdings Inc. and Mariner Holdings will make an election under section 338(h)(10) of the Code with the effect that the tax basis of the Company's assets will be increased to the deemed purchase price of the assets. It is expected that this additional basis will result in increased income tax deductions and, accordingly, reduced income taxes payable by the Company. Under the Purchase Agreement, and except to the extent such taxes are accrued as a current liability on the audited balance sheet of the Company as of March 31, 1996, Hardy plc and Hardy Holdings Inc. are responsible for (i) all U.S. federal, foreign, state and local taxes with respect to the Company for all periods or portions thereof ending on or before March 31, 1996, and audit adjustments to such taxes, (ii) any taxes of any corporation (other than the Company) that is or was a member of the affiliated group of corporations filing a consolidated federal income tax return of which Hardy Holdings Inc. is the common parent (the "Seller Group"), (iii) any withholding taxes with respect to any payment pursuant to the Purchase Agreement by the Company to Hardy plc of any net intercompany account balance between the Company, on the one hand, and Hardy plc and its affiliates, on the other hand, and (iv) any taxes resulting from such section 338(h)(10) election and any similar election under any applicable state income tax law. Hardy Holdings Inc. is also responsible for all taxes due with respect to all periods or portions thereof ending on or before May 16, 1996 that are covered by any consolidated federal income tax return or any state consolidated, combined or unitary income tax return of the Seller Group that includes the Company. Mariner Holdings is responsible for all other taxes owing with respect to the Company.

     Pursuant to a Participation Agreement dated as of May 16, 1996 (the "Participation Agreement") by and between Hardy plc and Mariner Holdings, Hardy plc has an option to purchase participation rights in certain prospects generated by the Company until May 16, 1999. This option entitles Hardy plc to acquire up to 25% of any leasehold or working interest the Company holds in any exploitation prospect that (i) is located in the Gulf, (ii) the Company, in its reasonable judgment, plans to develop, (iii) the Company reasonably expects to exploit using a floating production facility or a subsea tieback system that will require estimated gross capital expenditures in excess of $150.0 million and (iv) is generated by the Company and is expected to be operated by the Company. The Company is required to provide notice to Hardy plc within ten days of acquiring an interest, or a contractual right to acquire an interest, in such a prospect. Hardy plc must exercise its option with respect to such prospect within ten days of receiving such notice from the Company. If Hardy plc exercises its participation right as to any prospect, it must pay the Company a ratable portion of the Company's costs and expenses in generating and acquiring the prospect, including a ratable portion of a $250,000 prospect fee. In addition to the interest in the prospect it acquires from the Company, Hardy plc would then have the right to copy any geological and geophysical data owned by the Company and pertaining to the prospect in which it is participating, unless the Company is restricted from doing so by another agreement.

STOCKHOLDERS' AGREEMENT AND RELATED MATTERS

     In contemplation of the consummation of the Acquisition, ECT, Mariner Holdings and representatives of the Company's management (Robert E. Henderson, Richard R. Clark, Michael W. Strickler and David S. Huber) entered into the Stockholders' Agreement. The Stockholders' Agreement provides for the capitalization of Mariner Holdings by ECT, its affiliates and certain employees and consultants of the Company, certain aspects of Mariner Holdings' organization and management and certain rights and obligations of the stockholders of Mariner Holdings.

     In May 1996, in accordance with the terms of the Stockholders' Agreement, JEDI purchased 950,000 shares of the common stock of Mariner Holdings for an aggregate consideration of $95.0 million; JEDI and Mariner Holdings entered into the JEDI Bridge Loan; Mariner Holdings borrowed $92.0 million under the JEDI Bridge Loan; and Mariner Holdings purchased the stock of the Company.

     On June 27, 1996, in accordance with the terms of the Stockholders' Agreement, 24 individuals who are employees of or consultants to the Company (the "Management Stockholders") purchased an aggregate of 35,947 shares of the common stock of Mariner Holdings (the "Management Investment") and received options to purchase an additional 128,331 shares of the common stock of Mariner Holdings. The aggregate purchase price for those shares was valued at approximately $4.0 million, which the Management Stockholders paid by means of cash or assignments of a portion of their overriding royalty interests held under the terms of their then-existing employment or consulting arrangements with the Company. In addition, in accordance with the terms of the Stockholders' Agreement, the Management Stockholders who had Change of Control Agreements relinquished their rights thereunder. Concurrently with the purchase of shares of Mariner Holdings, each Management Stockholder (other than Messrs. Henderson, Clark, Strickler and Huber, who were already parties) became a party to the Stockholders' Agreement.

     As a result of these transactions, the Management Stockholders and JEDI own approximately 4% and approximately 96%, respectively, of the outstanding shares of Mariner Holdings stock. On a fully diluted basis (that is, assuming that all options granted to the Management Stockholders pursuant to the Stockholders' Agreement have been exercised), the Management Stockholders would own or have the right to acquire an aggregate of 164,278 shares, which would represent approximately 15% of all shares that would be outstanding, and JEDI would own approximately 85% of all outstanding shares on that basis. The stock options granted to the Management Stockholders are not currently exercisable, are subject to vesting schedules and are more fully described under the caption "Management -- Employment, Consulting and Stock Option Agreements".

     Under the terms of the Stockholders' Agreement, each Management Stockholder entered into a new or amended employment or consulting agreement with the Company. See "Management -- Employment, Consulting and Stock Option Agreements". These agreements, among other things, afford all but three of the Management Stockholders the benefits of the Company's overriding royalty program. See "Management -- Overriding Royalty Interests".

     The Stockholders' Agreement requires that the board of directors of Mariner Holdings (as well as the board of directors of each subsidiary of Mariner Holdings, including the Company) will include at least three nominees of the Management Stockholders (the "Management Directors"). Currently, those three representatives are Messrs. Henderson, Clark and Strickler. The Stockholders' Agreement requires that the remaining board members consist of nominees of JEDI. See "Management -- Executive Officers and Directors". In addition, any executive committee of the board of directors must include at least two members who are Management Directors and any compensation committee of the board of directors must include at least one member who is a Management Director; however, no Management Director is to be appointed to any audit committee.

     The Stockholders' Agreement contains several additional provisions relating to the management of Mariner Holdings and the rights and duties of stockholders of Mariner Holdings. For further details, see "Certain
Transactions -- Stockholders' Agreement and Related Matters".

FINANCING

  JEDI Bridge Loan

      In connection with the Acquisition and pursuant to the requirements of the Stockholders' Agreement, Mariner Holdings and JEDI entered into a Credit, Subordination and Further Assurances Agreement dated as of May 16, 1996, pursuant to which JEDI provided a loan commitment to Mariner Holdings for the JEDI Bridge Loan. Mariner Holdings borrowed $92.0 million pursuant to the JEDI Bridge Loan to partially fund the Acquisition. There is no outstanding balance under the JEDI Bridge Loan, and it has terminated according to its terms.

  Revolving Credit Facility

     On June 28, 1996, the Company entered into the Revolving Credit Facility that currently provides for a revolving credit facility of up to $50.0 million with NationsBank of Texas, N.A., as the agent for the Lenders. On June 28, 1996, the Company borrowed $50.0 million under the Revolving Credit Facility and used the proceeds to pay a dividend to Mariner Holdings, which was used by Mariner Holdings to partially repay the JEDI Bridge Loan. During August 1996, the outstanding balance of the Revolving Credit Facility was repaid with the proceeds from the issuance of the 10 1/2% Senior Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Revolving Credit Facility".

  The Note Offering

     On August 14, 1996, the Company issued the Outstanding Notes. Of the net proceeds of the Note Offering, $42.0 million was used to pay a dividend to Mariner Holdings, which in turn used the dividend to repay the remaining balance of the JEDI Bridge Loan, and $50.0 million was used to repay all indebtedness outstanding under the Revolving Credit Facility. See "Use of Proceeds".

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY CONSULTANT AND DIRECTORS

     Set forth below are the names, ages and positions of the executive officers and directors of the Company and a key consultant to the Company as of December 2, 1996. All directors are elected for a term of one year and serve until their successors are elected and qualified. All executive officers hold office until their successors are elected and qualified.

                   NAME                  AGE               POSITION WITH THE COMPANY
    -----------------------------------  ---    -----------------------------------------------
    Robert E. Henderson................  43     Chairman of the Board, President and Chief
                                                  Executive Officer
    Richard R. Clark...................  41     Senior Vice President of Production and
                                                Director
    Michael W. Strickler...............  41     Senior Vice President of Exploration and
                                                Director
    James M. Fitzpatrick...............  45     Vice President of Land and Legal, Corporate
                                                  Secretary
    Gregory K. Harless.................  47     Vice President of Oil and Gas Marketing
    W. Hunt Hodge......................  40     Vice President of Administration
    Frank A. Pici......................  40     Vice President of Finance and Chief Financial
                                                Officer
    Clinton D. Smith...................  41     Vice President of Operations
    David S. Huber.....................  46     Consultant
    James V. Derrick, Jr...............  51     Director
    Andrew S. Fastow...................  34     Director
    Gene E. Humphrey...................  49     Director
    Jere C. Overdyke, Jr...............  45     Director
    Frank Stabler......................  44     Director

     Mr. Henderson has been Chairman of the Board of the Company since May 1996, President and Chief Executive Officer since 1987 and a director since 1985. From 1984 to 1987, he served the Company or predecessors in various other positions. From 1976 to 1984, he held various positions with ENSTAR Corporation. Additionally, Mr. Henderson served as the Company's Chief Financial Officer from August 1996, when the former Chief Financial Officer ceased to serve in that position, through November 1996.

     Mr. Clark has served the Company in various engineering and operations activities since 1984 and has been Senior Vice President of Production since 1991 and a director since 1988. Prior to joining the Company he worked as a Production Engineer in the Offshore Production Group of Shell Oil Company.

     Mr. Strickler joined the Company in 1984 and has served the Company since such time in its geological and exploration activities. He has served as Senior Vice President of Exploration of the Company since 1991 and a director since 1989.

     Mr. Fitzpatrick joined the Company in 1984 and has served as Vice President of Land and Legal since 1990 and Corporate Secretary since May 1996. Prior to joining the Company he had been a petroleum landman for Pend Oreille Oil and Gas Company and for Exxon Company U.S.A.

     Mr. Harless has served as Vice President of Oil and Gas Marketing of the Company since 1990. Prior to joining the Company in 1988, he was Vice President of Marketing and Regulatory Affairs of Enron Oil and Gas Company.

     Mr. Hodge has served as Vice President of Administration of the Company since 1991. Prior to joining the Company in 1985, he was Purchasing Manager of Santa Fe Minerals Company.

     Mr. Pici became Vice President of Finance and Chief Financial Officer in December 1996. Prior to joining the Company, Mr. Pici was employed by Cabot Oil & Gas Corporation holding several positions since 1989, including Corporate Controller since 1994.

     Mr. Smith joined the Company in 1987 and has served as Vice President of Operations since 1991. Prior to joining the Company he worked on both domestic and international assignments for Phillips Oil Company and Eaton Engineering.

     Mr. Huber, a consultant to the Company, serves the Company in a number of respects, particularly with respect to exploration, exploitation and development of deepwater prospects, in which he has significant expertise, and is regarded by the Company as a key personnel resource. Mr. Huber is an independent project management consultant and is the Company's deepwater project manager. The Company has engaged the services of Mr. Huber from time to time since 1991. Mr. Huber was employed by Hamilton Oil Corporation (which was acquired by BHP Petroleum in 1991) in the North Sea from 1981 to 1991, holding the positions of production manager, planning and economics manager, and engineering manager. He was the deepwater drilling engineering supervisor for Esso Exploration, Inc. from 1974 to 1980.

     Mr. Derrick has served as a director since May 1996. He is currently Senior Vice President and General Counsel of Enron. He serves on the Management Committee of Enron and is a director of Enron Global Power & Pipelines LLC, a New York Stock Exchange-listed entity that owns interests in certain international pipeline and power projects. Mr. Derrick also serves on the board of directors of Coda Energy, Inc., an oil and gas exploration and production company in which JEDI owns 98.5% of the common stock. He has been associated with Enron since 1991. Prior to that he was for many years engaged in the private practice of law in Houston, Texas.

     Mr. Fastow has served as a director since July 1996. Since 1990 he has been an employee of ECT, currently serving as a Managing Director. Prior to joining ECT Mr. Fastow was a Senior Director in Continental Bank's Asset Securitization Group.

     Mr. Humphrey has served as a director since May 1996. Since 1990 he has been an employee of ECT, currently serving as a Managing Director. He serves on the board of directors of Coda Energy, Inc. Prior to joining ECT Mr. Humphrey was a Vice President in Citibank's Petroleum Department.

     Mr. Overdyke has served as a director since May 1996. Since 1991 he has been an employee of ECT, currently serving as a Managing Director. Mr. Overdyke has approximately 20 years of experience in the energy sector and has held various financial and management positions with public and private independent exploration and production companies.

     Mr. Stabler has served as a director since May 1996. He is currently a Vice President of ECT and has held positions with ECT since 1992. From 1989 to 1992, Mr. Stabler served as Manager of Investor Services for American Exploration Company.

     The Stockholders' Agreement requires that the Board of Directors of the Company include at least three nominees of the Management Stockholders. Currently, those three representatives are Messrs. Henderson, Clark and Strickler. The remaining board members are to include nominees of JEDI. See "Certain Transactions -- Stockholders' Agreement and Related Matters".

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth the annual compensation for the Company's Chief Executive Officer and the four other most highly compensated executive officers for the fiscal year ended December 31, 1995. Such individuals are sometimes referred to as the "named executive officers".

                                                                     AGGREGATE LONG-
                                                                    TERM COMPENSATION
                                         ANNUAL COMPENSATION          RECEIVED AS A
                                     ---------------------------        RESULT OF
                                                  OTHER ANNUAL      OVERRIDING ROYALTY       ALL OTHER
    NAME AND PRINCIPAL POSITION       SALARY     COMPENSATION(1)        PROGRAM(2)        COMPENSATION(3)
-----------------------------------  --------    ---------------    ------------------    ---------------
Robert E. Henderson................  $232,350        $ 6,000             $216,585              $ 306
  President and Chief Executive
     Officer
Richard R. Clark...................   161,625          6,000              142,040                306
  Senior Vice President of
     Production
Michael W. Strickler...............   145,500          5,640              151,512                306
  Senior Vice President of
     Exploration
Clinton D. Smith...................   127,525          4,944               67,764                306
  Vice President of Operations
Gary M. Pedlar(4)..................   122,600          4,872               85,469                306
  Vice President of Finance and
     Chief Financial Officer

---------------

(1) Amounts shown reflect the Company's contribution under the discretionary profit sharing feature of its Employee Capital Accumulation Plan. See
     "-- 401(k) Plan". For each of the named executive officers, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the officer's total annual salary and bonus and information with respect thereto is not included.

(2) Does not include amounts received as a result of sales of overriding royalty interests by individuals, normally in connection with sales of properties by the Company; in 1995 proceeds of such sales were as follows for the individuals indicated: Mr. Henderson ($301,307), Mr. Clark ($153,086), Mr. Strickler ($353,061), Mr. Smith ($0) and Mr. Pedlar ($86,014). See
     "-- Overriding Royalty Interests".

(3) Amounts shown reflect insurance premiums paid by the Company with respect to term life insurance for the benefit of the named executive officers.

(4) Mr. Pedlar ceased to be the Company's Chief Financial Officer in August 1996 and ceased to be Vice President of Finance of the Company as of September 30, 1996. See "-- Employment, Consulting and Stock Option
     Agreements -- Employment Agreements".

  Overriding Royalty Program

     Pursuant to agreements implementing the Company's overriding royalty program, 22 employees or consultants of the Company, including each of the named executive officers, are entitled to receive, based on production from the Company's oil and gas properties in which he is assigned an overriding royalty interest, royalty payments that vary from time to time based on production. See "-- Overriding Royalty Interests". Set forth below is certain information relating to the participation of Messrs. Henderson, Clark, Strickler, Smith and Pedlar in the overriding royalty program.

                                                            TOTAL NUMBER OF
                                                               PROSPECTS
                                                               IN WHICH             AGGREGATE CASH
                                                              OVERRIDING           AMOUNTS RECEIVED
                                                                ROYALTY             AS A RESULT OF
                                                               INTERESTS              OVERRIDING
                                                             WERE RECEIVED             ROYALTY
                           NAME                               IN 1995(1)          PROGRAM IN 1995(2)
----------------------------------------------------------  ---------------       ------------------
Robert E. Henderson.......................................         4                   $216,585
  President and Chief Executive Officer
Richard R. Clark..........................................         4                    142,040
  Senior Vice President of Production
Michael W. Strickler......................................         4                    151,512
  Senior Vice President of Exploration
Clinton D. Smith..........................................         4                     67,764
  Vice President of Operations
Gary M. Pedlar(3).........................................         4                     85,469
  Vice President of Finance and Chief Financial Officer

---------------

(1) At the time overriding royalty interests are received, they have only a nominal value because no reserves have been proven at such time on the prospects to which such interests relate.

(2) Does not include amounts received as a result of sales of overriding royalty interests by individuals, normally in connection with sales of properties by the Company; in 1995 proceeds of such sales were as follows for the individuals indicated: Mr. Henderson ($301,307), Mr. Clark ($153,086), Mr. Strickler ($353,061), Mr. Smith ($0) and Mr. Pedlar ($86,014). See "-- Overriding Royalty Interests".

(3) Mr. Pedlar ceased to be the Company's Chief Financial Officer in August 1996 and ceased to be Vice President of Finance of the Company as of September 30, 1996. See "-- Employment, Consulting and Stock Option
    Agreements -- Employment Agreements".

DIRECTORS' COMPENSATION

     Members of the Board of Directors of the Company do not receive compensation for any services provided in their capacities as directors, other than the reimbursement of reasonable expenses incurred in connection with attending meetings of the Board of Directors.

EMPLOYMENT, CONSULTING AND STOCK OPTION AGREEMENTS

  Employment Agreements

     The Company and 21 employees (each, an "Employee" and collectively, the "Employees") have entered into employment agreements or amended and restated employment agreements generally effective as of June 27, 1996 (each, an "Employment Agreement" and collectively, the "Employment Agreements"), except for Mr. Pici's, which is effective as of December 2, 1996. The Employment Agreements with ten of the Employees (the "Senior Employees"), including Messrs. Henderson, Clark, Strickler and Smith, are for initial terms of three or five years (one year in the case of Mr. Pici), depending upon the Employment Agreement (five years in the case of Messrs. Henderson, Clark and Strickler and three years in the case of Mr. Smith), and thereafter are extended for terms of either three or six months (eighteen months in the case of Mr. Pici), depending upon the Employment Agreement (six months in the case of Messrs. Henderson,

Clark and Strickler and three months in the case of Mr. Smith), unless notice of termination is given by either the Company or the Senior Employee at least three or six months, depending upon the Employment Agreement (six months in the case of Messrs. Henderson, Clark, Strickler and Smith) before the end of the initial or any extended term thereof (the "Senior Employee Notice Period"). The Employment Agreements with the remaining 11 employees (the "Other Employees") are for terms of two years. Under the Employment Agreements, the annual salaries range from $61,700 to $236,000 ($236,000, $166,500, $150,000 and $131,500 in the
case of Messrs. Henderson, Clark, Strickler and Smith, respectively), which may be reviewed at such times as may be determined by the Company, and the Company may in its discretion increase an Employee's salary. The Employees are eligible for participation in such medical, dental, life and accidental death and dismemberment insurance programs and retirement, pension, deferred compensation and other benefit programs instituted by the Company from time to time. The Employees are also entitled to vacation, reimbursement of certain expenses and, depending upon the Employment Agreement, either an automobile allowance or a leased vehicle of the Company's choice and reimbursement for expenses related to the use of such leased vehicle. As incentive compensation, the Senior Employees and, under letter agreements (each, an "ORI Letter Agreement" and collectively, the "ORI Letter Agreements"), eight of the Other Employees are entitled to overriding royalty interests in certain oil and gas prospects acquired by the Company. See "-- Overriding Royalty Interests".

     If a Senior Employee's Employment Agreement is terminated by the Company upon notice to such Senior Employee during the Senior Employee Notice Period, by the Company without Cause (as defined in such Senior Employee's Employment Agreement) other than by such notice to such Senior Employee, or by such Senior Employee for Good Reason (as defined in such Senior Employee's Employment Agreement) and assuming no notice of termination has been given by such Senior Employee to the Company during the Senior Employee Notice Period, such Senior Employee will be entitled to, among other things, (i) his or her salary and other benefits through the end of the initial term or extended term of the Employment Agreement (which salary will be paid in a lump sum cash payment in the case of termination by the Company without Cause other than by such notice to the Senior Employee or termination by the Senior Employee for Good Reason),
(ii) a lump sum cash payment equal to three, six, nine or 12 months' salary, depending upon the Employment Agreement (12 months in the case of Mr. Henderson, nine months in the case of Messrs. Clark and Strickler and six months in the case of Mr. Smith), (iii) a lump sum cash payment equal to all vacation time carried forward from a previous year and all earned and unused vacation time for the then current year and (iv) an assignment of vested overriding royalty interests. See "-- Overriding Royalty Interests". If a Senior Employee's Employment Agreement is terminated by such Senior Employee upon notice to the Company during the Senior Employee Notice Period, or if the Company at its option consents to a request by a Senior Employee to terminate his or her Employment Agreement at a time other then the end of the initial or any extended term thereof (in which case the date requested by such Senior Employee and agreed to by the Company will be the end of the term thereof), such Senior Employee will be entitled to the amounts specified in the preceding sentence except that such Senior Employee will not be entitled to the lump sum cash payment equal to three, six, nine or 12 months' salary, depending upon the Employment Agreement (12 months in the case of Mr. Henderson, nine months in the case of Messrs. Clark and Strickler and six months in the case of Mr. Smith).

     If an Other Employee's Employment Agreement terminates at the end of the two-year term thereof, is terminated by the Company without Cause (as defined in such Other Employee's Employment Agreement) or by an Other Employee for Good Reason (as defined in such Other Employee's Employment Agreement), or if the Company at its option consents to a request by an Other Employee to terminate his or her Employment Agreement at a time other then the end of the term thereof (in which case the date requested by such Other Employee and agreed to by the Company will be the end of the term thereof), such Other Employee will be entitled to, among other things, (i) his or her salary and other benefits through the end of the term of the Employment Agreement (which salary will be paid in a lump sum cash payment in the case of termination by the Company without Cause or termination by such Other Employee for Good Reason), (ii) a lump sum cash payment equal to all vacation time carried forward from a previous year and all earned and unused vacation time for the then current year and (iii) an assignment of vested overriding royalty interests, if any.

     If an Employee's Employment Agreement is terminated by the Company for Cause, such Employee is entitled to payment of salary and other benefits through the month of discharge (prorated in the case of salary for such month of discharge) and an assignment of vested overriding royalty interests, if any. If an Employee becomes unable to perform his or her duties by reason of disability (as defined in the Employment Agreements), such Employee is entitled to receive, in addition to any insurance benefits, all of his or her salary for the first month of disability and one-half of his or her salary for the next three months of disability.

     During the term of the Senior Employees' Employment Agreements, and for six or 12 months thereafter, depending upon the Employment Agreement (12 months in the case of Messrs. Henderson, Clark and Strickler and six months in the case of Mr. Smith), if a Senior Employee's Employment Agreement is terminated by the Company for Cause or by a Senior Employee other than for Good Reason (including termination by a Senior Employee during the Senior Employee Notice Period), such Senior Employee may not, directly or indirectly, (i) engage in, or render advice, services or assistance to any person who is engaged directly or indirectly in, any business that is in competition with the Company (a) in any geographic area or market where the Company or its subsidiaries are conducting any business as of the date of such termination or have conducted any business during the previous 12 months, or (b) in any geographic area or market where the Senior Employee knew the Company contemplated entering any business as of the date of such termination, but only if the Company had, as of the date of such termination, invested significant resources towards entering such business in any such geographic area or market, or (ii) induce any employee of the Company or its subsidiaries to terminate his or her employment with the Company or its subsidiaries or hire or assist in the hiring of any such employee by any person not affiliated with the Company. Additionally, if any payment or distribution by the Company or its affiliates to or for the benefit of an Employee would be subject to the "golden parachute excise tax" imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the Employee will be entitled to receive an additional gross-up payment or payments in an amount such that after payment of all taxes by the Employee attributable to such additional gross-up payment or payments, such Employee retains an amount equal to such excise tax imposed upon such payments and distributions. Under the Employment Agreements, on the effective date thereof, the Change in Control Agreements dated effective as of February 12, 1996, between the Company and the Employees were terminated.

     The Company entered into a letter agreement (the "Letter Agreement") with Mr. Pedlar under which Mr. Pedlar ceased to be Vice President of Finance of the Company and to be employed by the Company in any other capacity as of September 30, 1996. Pursuant to the Letter Agreement, Mr. Pedlar is entitled to (i) payment of salary and an automobile allowance through September 30, 1996, (ii) a lump sum payment of approximately $339,500, (iii) until the earlier of (a) March 31, 1999 and (b) the date on which Mr. Pedlar becomes a full-time employee of another party, insurance and certain other benefits substantially similar to those enjoyed by Mr. Pedlar prior to the termination of his employment, (iv) continued benefit from any overriding royalty interest granted pursuant to a separate agreement, as modified by the Letter Agreement, and in which Mr. Pedlar has a vested interest as of September 30, 1996, (v) vested benefits under the Company's Employee Capital Accumulation Plan and (vi) certain outplacement services. See "-- Overriding Royalty Interests".

  Consulting Agreements

     The Company and five consultants (each, a "Consultant" and collectively, the "Consultants") have entered into a consulting services agreement or amended and restated consulting services agreements generally effective as of June 27, 1996 (each, a "Consulting Agreement" and collectively, the "Consulting Agreements"). The Consulting Agreements are for initial or extended terms ranging from one to five years and thereafter are extended for each successive calendar month until either the Company or the Consultant gives the other 30 days' written notice. Under Mr. Huber's Consulting Agreement (pursuant to which he provides strategic deepwater project management services to the Company), the daily retainer fee is $850 per day worked, and the Company guarantees Mr. Huber a minimum of 200 days' retainer fee during each year under his Consulting Agreement. Under the other Consultants' Consulting Agreements (pursuant to which the consultants perform prospect generation and evaluation services for the exclusive benefit of the Company), the annual retainer fees are reviewed and determined by the Company from time to time. The Consultants are also entitled to, among other things, allowances and reimbursement of certain expenses and are provided an office and parking at the Company's office. Under the Consulting Agreements, on the effective date thereof, the Change in Control Agreements dated effective as of February 12, 1996, between the Company and the Consultants were terminated.

     During the five-year term and any extended term of Mr. Huber's Consulting Agreement, and except for services to be provided to the Company under his Consulting Agreement, Mr. Huber may not, directly or indirectly, for himself or others, engage in any oil or gas exploration, development or production activity in the Gulf. Additionally, if any payment or distribution by the Company or its affiliates to or for the benefit of Mr. Huber would be subject to the "golden parachute excise tax" imposed by Section 4999 of the Code, then Mr. Huber will be entitled to receive an additional gross-up payment or payments in an amount such that after payment of all taxes by Mr. Huber attributable to such additional gross-up payment or payments, Mr. Huber retains an amount equal to such excise tax imposed upon such payments and distributions.

  Stock Option Agreements

     Under the Mariner Holdings, Inc. 1996 Stock Option Plan (the "Stock Option Plan"), a committee of the board of directors of Mariner Holdings (the "Committee") is authorized to grant options to purchase shares of Mariner Holdings common stock, including options qualifying as "incentive stock options" under Section 422 of the Code ("ISOs") and options that do not so qualify ("NSOs"), to employees and consultants as additional compensation for their services to Mariner Holdings and its subsidiaries. The Stock Option Plan is intended to promote the long-term financial interests of Mariner Holdings and its subsidiaries by providing a means whereby designated employees and consultants may develop a sense of proprietorship and personal involvement in the development and financial success of Mariner Holdings and its subsidiaries, and to encourage them to remain with and devote their best efforts to the business of Mariner Holdings and its subsidiaries, thereby advancing the interests of Mariner Holdings and its stockholders. The Stock Option Plan became effective upon its adoption by the board of directors of Mariner Holdings and approval by the stockholders of Mariner Holdings.

     The aggregate number of shares of Mariner Holdings common stock that may be issued under options granted under the Stock Option Plan will not exceed 142,800 shares, subject to adjustment in the event of a stock split, stock dividend or other change in the Mariner Holdings common stock or the capital structure of Mariner Holdings.

     The Stock Option Plan is administered by the Committee. Subject to the provisions of the Stock Option Plan, the Committee is authorized to determine who may participate in the Stock Option Plan, the number of shares that may be issued under each option and the terms, conditions and limitations applicable to each grant. In addition, the Committee is authorized to interpret the Stock Option Plan and may from time to time adopt such rules and regulations consistent with the provisions of the Stock Option Plan as it may deem advisable to carry out the Stock Option Plan. Subject to certain limitations, the board of directors of Mariner Holdings is authorized to amend, alter or terminate the Stock Option Plan.

     Under the Stock Option Plan, options will be exercisable over such period as may be determined by the Committee. These options will be evidenced by option agreements that may provide for the surrender of the right to purchase shares under the option in return for a payment in cash or shares of Mariner Holdings common stock or a combination of cash and shares of Mariner Holdings common stock equal in value to the excess of the fair market value of the shares with respect to which the right to purchase is surrendered over the purchase price therefor. No option may be transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order and will be exercisable during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative. The purchase price of Mariner Holdings common stock subject to an option will be determined by the Committee, but in the case of ISOs, such purchase price will not be less than 100% of the fair market value of such Mariner Holdings common stock on the date of grant. Such purchase price may be paid in full in cash, Mariner Holdings common stock or a combination of both as may be determined by the Committee.

     On June 27, 1996, options ("Options") to purchase 128,331 shares of Mariner Holdings common stock, including both ISOs and NSOs, were granted to the Employees and four of the Consultants at an exercise price of $100 per share. The Options generally vest and become exercisable as to one-fifth thereof on each of the first five anniversaries of the date of grant. The Options expire seven years after the date of grant. Upon termination of such optionee's employment or consulting arrangement with Mariner Holdings or its subsidiaries,
(i) if such termination results from death, disability, termination by the Company without Cause (as defined in the Employment Agreements, in the case of the Employees, and in the stock option agreements, in the case of the Consultants) or, in the case of the Employees, voluntary termination by the Employee for Good Reason, then such Option will become immediately exercisable in full and will remain fully exercisable until the expiration of the seven-year option period, (ii) if such termination results from, in the case of the Consultants, termination by the Consultant and there has not occurred an event constituting Cause prior to such termination by the Consultant or, in the case of the Employees, voluntary termination by the Employee other than for Good Reason, then all portions of such Options vested as of the date of such termination will remain exercisable at any time during the period ending 30 days after the date of such termination, or (iii) if termination is, in the case of Consultants, by the Consultant or the Company and there has occurred an event constituting Cause prior to such termination or, in the case of the Employees, by the Company for Cause, then such Options will terminate immediately and cease to be exercisable. In addition, the Options will become exercisable in full upon the occurrence of an initial public offering, which is defined as an offering that is underwritten on a firm commitment basis by a nationally recognized investment banking firm or in a merger or other business combination involving Mariner Holdings if immediately thereafter Mariner Holdings (or its successor) is subject to the reporting requirements of Section 13 or Section 15 of the Exchange Act. Any unvested portion of an optionee's Options may also be exercised to the extent, but only to the extent, necessary to allow the Employee or the Consultant to sell shares of Mariner Holdings common stock the Employee or the Consultant is actually selling pursuant to his or her tagalong rights under the Stockholders' Agreement. See "Certain Transactions -- Stockholders' Agreement and Related Matters".

     Shares of Mariner Holdings common stock purchased pursuant to the exercise of an Option are subject to the terms of the Stockholders' Agreement. See "Certain Transactions -- Stockholders' Agreement and Related Matters". After any exercise of NSOs, Mariner Holdings is required to pay to the Employee or the Consultant in cash an amount such that after payment by him or her of federal income taxes on such amount (which taxes shall be assumed to be assessed at the highest ordinary income tax rate applicable to individuals on such date), he or she retains a portion of the payment equal to the difference, if any, between
(i) the amount of federal income tax payable on the difference between the fair market value on such date of the Mariner Holdings common stock acquired by such exercise over the purchase price paid therefor (the "Spread") at the highest ordinary income tax rate applicable to individuals on such date and (ii) the amount of federal income tax payable on the Spread at the highest long-term capital gains tax rate applicable to individuals on such date; provided, however, that Mariner Holdings will have no obligation to make any such payment if a change in federal tax laws enacted after the date of grant of such NSOs eliminates Mariner Holdings' right to deduct the Spread from its taxable income.

OVERRIDING ROYALTY INTERESTS

     Pursuant to agreements, the Consultants and certain of the Employees are entitled to receive from the Company, as incentive compensation, overriding royalty interests ("Overriding Royalty Interests") in certain oil and gas prospects ("Prospects") acquired by the Company. These agreements generally apply to Prospects acquired by the Company on or after April 18, 1996. Under similar predecessor agreements that pre-date the above-referenced agreements, certain employees and consultants of the Company became entitled to receive Overriding Royalty Interests in respect of Prospects that were acquired by the Company during various periods prior to April 18, 1996. Under these agreements, the aggregate percentage of all Overriding Royalty Interests affecting the Company's working interests in Prospects does not exceed 3% before well payout, or 7.5% after well payout, of the Company's working interest in such Prospects.

  Employees

      Each Employment Agreement with a Senior Employee and each ORI Letter Agreement (each, an "ORI Agreement" and collectively, the "ORI Agreements") provides that the Employee is entitled to receive, as incentive compensation, Overriding Royalty Interests equal to certain specified undivided percentages of the Company's working interest percentage in Prospects acquired by the Company within the United States and its coastal waters while the Employee is employed by the Company and during the term or extended term of the ORI Agreement. For purposes of each ORI Agreement, oil and gas prospects acquired by the Company on or after April 18, 1996 (or, in the case of one ORI Agreement, May 16, 1996, and in the case of another ORI Agreement, December 2, 1996), are deemed to have been acquired by the Company during the term of the ORI Agreement.

     The Overriding Royalty Interest percentage of the Company's working interest percentage to which each such Employee is entitled with respect to each well drilled on a Prospect, for the period before well payout, is one-fourth of such Employee's Overriding Royalty Interest percentage for the period after well payout. These percentages range from 0.032083% to 0.23250% before payout and from 0.128333% to 0.93000% after payout for each such Employee depending generally upon the level of management responsibility of the particular Employee.

     Although each such Employee is entitled to receive the revenue arising from his or her Overriding Royalty Interest in respect of any Prospect whether or not he or she has become entitled to receive a recordable assignment of such Overriding Royalty Interest from the Company, other than in exceptional cases the Employee is not entitled to receive recordable assignments of his or her interests until his or her completion of three years of employment by the Company. In certain exceptional cases, the Employee becomes entitled to receive recordable assignments of his or her accrued Overriding Royalty Interests in Prospect leases not yet assigned, without regard to whether he or she has then completed three years of employment by the Company. In such cases, the Employee's Overriding Royalty Interest percentages in respect of the Company's working interest in such Prospects (being in a before/after payout ratio of 1 to 4 as mentioned above) are adjusted at the time of assignment such that the Employee's after-payout interest is reduced to one-half of the Employee's after-payout interest stated in the ORI Agreement, and the Employee's before-payout interest is increased to twice the Employee's before-payout interest stated in the ORI Agreement, with the result that the Employee's interests before and after payout are "equalized" upon delivery by the Company of such recordable assignment. The exceptional cases in which the Employee is entitled to receive such recordable assignments from the Company on an "equalized basis" include the following: (i) a change in control of the Company during the term or extended term of the ORI Agreement; (ii) the foreclosure or conveyance in lieu of foreclosure of the Company's working interest in any Prospect during the term or extended term of the ORI Agreement; and (iii) the sale, transfer or conveyance to an unaffiliated third party during the term or extended term of the ORI Agreement of all or substantially all of the Company's working interests in all or substantially all exploratory acreage then owned by the Company. For purposes of the ORI Agreements, a change in control of the Company is deemed to have occurred if (i) any person or group other than JEDI or an affiliate of Enron becomes the beneficial owner of 2/3 or more of the Company's voting stock, (ii) the Company approves (a) a merger or consolidation that would result in any person or group other than JEDI or an affiliate of Enron becoming the beneficial owner of 2/3 or more of the Company's voting stock, (b) a sale, lease, exchange or transfer of 2/3 or more of the Company's assets or (c) the dissolution of the Company or (iii) the Company effects a sale, exchange or transfer of 2/3 or more of its assets. Under Texas law, the governing law of the ORI Agreements, there is no consistently predictable measure of what constitutes a sale, lease, exchange or transfer of "all or substantially all" of the Company's assets. As a result, the Company and an Employee may not agree as to what constitutes a sale, lease, exchange or transfer of "all or substantially all" of the Company's assets, in which case the Employee may have the burden of proving that a sale, lease, exchange or transfer of "all or substantially all" of the Company's assets has occurred.

     In instances in which all or a portion of the Company's working interest in a Prospect will be sold or farmed out to unaffiliated third parties, and the Company determines in good faith that the Company's interest will not be marketable on satisfactory terms if marketed subject to the Employee's Overriding Royalty Interest affecting such Prospect, the Company, as a general rule, may elect to adjust the Employee's Overriding

Royalty Interest in such Prospect. In such instances, a committee designated by the Board of Directors of the Company (at least half of the members of which are required to be individuals who have been granted an Overriding Royalty Interest by the Company) are to exercise discretion on behalf of the Company in reducing or modifying the Employee's Overriding Royalty Interest in such Prospect in accordance with certain parameters set forth in the ORI Agreement. Certain decisions of the committee require the approval of the Board of Directors of the Company. Such modifications or reductions of the Employee's Overriding Royalty Interest apply only to the portion of the Company's working interest sold or farmed out to such third party and do not affect the Employee's Overriding Royalty Interest in any interest retained by the Company. Such discretionary adjustments to the Employee's Overriding Royalty Interest may not be made following delivery to the Employee of a recordable assignment with respect to such Prospect if such assignment was made pursuant to any of the exceptional cases described in clauses (i), (ii) and (iii) above.

     In addition to the provisions for reduction or other adjustment of the Employee's Overriding Royalty Interest as mentioned above, the Company may also elect in its sole discretion, within 60 days after the end of each fiscal year of the Company, to reduce the Employee's Overriding Royalty Interest set forth in the ORI Agreement with respect to all Prospects subject to the ORI Agreement that were acquired by the Company during such fiscal year, based upon certain levels of exploration and development costs actually incurred by the "Company Group" (which consists of the Company and certain other entities affiliated with the Company or anticipated to participate in exploration prospects with the Company) during such fiscal year in respect of all Prospects subject to the ORI Agreement. Further, with respect to certain deepwater types of Prospects, the Company may elect in its sole discretion to make other reductions and adjustments to the Employee's Overriding Royalty Interest based upon certain levels of exploration and development costs estimated to be incurred by the Company Group in respect of such deepwater types of Prospects.

     The Company retains a right of first refusal to purchase any Overriding Royalty Interest assigned to the Employee pursuant to the ORI Agreement, which right applies to any third party offer received by the Employee during the term or within one year from the expiration of the ORI Agreement.

  Consultants

      Except for the Consulting Agreement with Mr. Huber, which is described separately below, each Consulting Agreement provides that the Consultant is entitled to receive, as incentive compensation, recordable assignments of Overriding Royalty Interests equal to certain specified undivided percentages of the Company's working interest percentage in Prospects acquired by the Company within the United States and its coastal waters during the term of the Consulting Agreement or within 12 months after the term thereof. For purposes of all but one of the Consulting Agreements, oil and gas prospects acquired by the Company on or after April 18, 1996, are deemed to have been acquired by the Company during the term of the Consulting Agreement.

     The Overriding Royalty Interest percentage of the Company's working interest percentage to which each Consultant is entitled with respect to a Prospect is specified in the Consulting Agreement as the same percentage before and after well payout, except for certain types of deepwater Prospects as to which the Consultant's before and after payout percentages are in a 1 to 4 ratio. The Consultant's percentage participation is greater where the particular Prospect idea was generated by the Consultant or the other member of the two-person geological/geophysical team of which the Consultant is a part, and is smaller where the Prospect idea was generated by other Company or non-Company generators. Further, the Consultant's Overriding Royalty Interest percentage is smaller for certain deepwater types of Prospects than for other Prospects, and, in the case of deepwater types of Prospects, may be reduced even further in the Company's sole discretion, in accordance with certain parameters set forth in the Consulting Agreement.

     In instances in which all or a portion of the Company's working interest in a Prospect will be sold or farmed out to unaffiliated third parties, and the Company determines in good faith that the Company's interest will not be marketable on satisfactory terms if marketed subject to the Consultant's Overriding Royalty Interest affecting such Prospect, the Company, as a general rule, may elect to adjust the Consultant's Overriding Royalty Interest in such Prospect. In such instances, any such adjustments are to be made in the same manner and in the same proportion as the adjustment to Overriding Royalty Interests in such Prospect of the Company's employees participating in the Company's employee Overriding Royalty Interest pool that is also made by the Company to facilitate such sale or farmout. The Consultant is not entitled to receive assignments in respect of such Prospects until the Company's decision concerning adjustment of Overriding Royalty Interests of such employees has been made, except that the Consultant is entitled to receive such assignments upon the occurrence of any of the events described in the exceptional cases mentioned under "-- Employees" above. In such exceptional cases, the Consultant is entitled to receive such assignment on an "equalized" basis as described above, in the case of the deepwater types of Prospects mentioned above as to which the Consultant's before and after payout percentages specified in the Consulting Agreement are in a 1 to 4 ratio.

     The Company retains a right of first refusal to purchase any Overriding Royalty Interest assigned to the Consultant pursuant to the Consulting Agreement, which right applies to any third party offer received by the Consultant during the term or within one year from the expiration of the Consulting Agreement.

     The Consulting Agreement with Mr. Huber provides that he is entitled to receive, as incentive compensation, Overriding Royalty Interests equal to certain specified undivided percentages of the Company's working interest percentage in Prospects acquired by the Company during the term or extended term of such Consulting Agreement in certain deepwater areas of the United States Gulf only. Except for the geographic limitation mentioned above, the terms and provisions governing Mr. Huber's Overriding Royalty Interest participation are essentially the same as those described under "-- Employees" above.

401(K) PLAN

     The Company has an Employee Capital Accumulation Plan that is intended to be a Section 401(k) plan under the Code. All employees of the Company, including the named executive officers of the Company, are eligible to participate in such plan, and employees may make contributions thereto under a salary reduction program. The Company may, in its discretion, make, and in every year since such feature was implemented has made, so-called "profit sharing" contributions to such plan on behalf of the plan participants. Contributions by both employees and the Company to the plan are restricted in number and amount, and the aggregate contributions by the Company are not significant. This plan is a continuation of a plan provided by the Predecessor Company. See Note 5 to the Financial Statements of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1995, the Board of Directors of the Company had no compensation committee since the Company was a wholly owned subsidiary of Hardy plc, which through its board of directors and officers set the compensation of the executive officers of the Company. As a director of Hardy plc until the Acquisition, Mr. Henderson participated in deliberations concerning the compensation of executive officers of the Company.

                            OWNERSHIP OF SECURITIES

     The Company is a wholly owned subsidiary of Mariner Holdings. The following table sets forth the name and address of the only stockholder of Mariner Holdings that is known by the Company to beneficially own more than 5% of the outstanding shares of common stock of Mariner Holdings, the number of shares beneficially owned by such stockholder, and the percentage of outstanding shares of common stock of Mariner Holdings so owned, as of December 1, 1996. As of December 1, 1996, there were 985,947 shares of common stock of Mariner Holdings outstanding.

                                                                             AMOUNT AND
                                          NAME AND ADDRESS                   NATURE OF           PERCENT
        TITLE OF CLASS                   OF BENEFICIAL OWNER            BENEFICIAL OWNERSHIP     OF CLASS
-------------------------------  -----------------------------------    --------------------     --------
Common Stock of                  Joint Energy Development                      950,000             96.4%
Mariner Holdings                 Investments Limited Partnership(1)
                                 1400 Smith Street
                                 Houston, Texas 77002

---------------


(1) JEDI primarily invests in and manages certain natural gas and energy related assets. JEDI's general partner is Enron Capital Management Limited Partnership, a Delaware limited partnership, whose general partner is Enron Capital Corp., a Delaware corporation and a wholly owned subsidiary of ECT. JEDI's limited partner is CalPERS. Each partner has a 50% interest in JEDI. The general partner of JEDI exercises sole voting and investment power with respect to such shares.


     The table appearing below sets forth information as of December 1, 1996, with respect to shares of common stock of Mariner Holdings beneficially owned by each of the Company's directors, the Company's Chief Executive Officer and the four other most highly compensated executive officers for the fiscal year ended December 31, 1995, a key consultant of the Company and all directors and executive officers and such key consultant as a group, and the percentage of outstanding shares of common stock of Mariner Holdings so owned by each.

                 DIRECTORS, KEY CONSULTANT AND                    AMOUNT AND NATURE OF       PERCENT
                   NAMED EXECUTIVE OFFICERS                      BENEFICIAL OWNERSHIP(1)     OF CLASS
---------------------------------------------------------------  -----------------------     --------
Robert E. Henderson............................................            5,570                 *
Richard R. Clark...............................................            3,920                 *
Michael W. Strickler...........................................            3,920                 *
Gary M. Pedlar(2)..............................................                0                 *
Clinton D. Smith...............................................            2,500                 *
David S. Huber.................................................            3,795                 *
James V. Derrick, Jr...........................................                0                 *
Andrew S. Fastow...............................................                0                 *
Gene E. Humphrey...............................................                0                 *
Jere C. Overdyke, Jr...........................................                0                 *
Frank Stabler..................................................                0                 *
All directors and executive officers and key consultant as a group
  (14 persons).................................................           24,918                 3%

---------------

 *  Less than one percent.

(1) All shares are owned directly by the named person and such person has sole voting and investment power with respect to such shares.

(2) Mr. Pedlar ceased to be employed by the Company as of September 30, 1996. See "Management -- Employment, Consulting and Stock Option
    Agreements -- Employment Agreements".

     In June 1996, in accordance with the terms of the Stockholders' Agreement, 24 individuals who are employees of or consultants to the Company received options to purchase an aggregate of 128,331 shares of the common stock of Mariner Holdings. In addition, the Stockholders' Agreement provides for certain preemptive and registration rights. See "Management -- Employment, Consulting and Stock Option Agreements" and "Certain Transactions -- Stockholders' Agreement and Related Matters".

                              CERTAIN TRANSACTIONS

STOCKHOLDERS' AGREEMENT AND RELATED MATTERS

     Mariner Holdings, ECT, JEDI and each other stockholder of Mariner Holdings is a party to the Stockholders' Agreement. The Stockholders' Agreement was originally entered into by ECT, Mariner Holdings, and Messrs. Henderson, Clark, Strickler and Huber in contemplation of Mariner Holdings' acquisition of all of the outstanding shares of stock of the Company. Mariner Holdings was formed by ECT for the purpose of acquiring the Company. The Stockholders' Agreement provides for the capitalization of Mariner Holdings by ECT, its affiliates and certain employees and consultants of the Company, certain aspects of Mariner Holdings' organization and management and certain rights and obligations of the stockholders of Mariner Holdings.

     In May 1996, in accordance with the terms of the Stockholders' Agreement, JEDI purchased 950,000 shares of the common stock of Mariner Holdings for an aggregate consideration of $95.0 million; JEDI and Mariner Holdings entered into the JEDI Bridge Loan; Mariner Holdings borrowed $92.0 million under the JEDI Bridge Loan; and Mariner Holdings purchased the stock of the Company. Mariner Holdings has since repaid the JEDI Bridge Loan in full, and it has terminated according to its terms.

     In June 1996, in accordance with the terms of the Stockholders' Agreement, the Management Stockholders purchased an aggregate of 35,947 shares of the common stock of Mariner Holdings, received options to purchase an additional 128,331 shares of the common stock of Mariner Holdings and entered into new or amended employment or consulting agreements with the Company. The aggregate purchase price for those shares was valued at approximately $4.0 million, which the Management Stockholders paid by means of cash or assignments of a portion of their overriding royalty interests held under the terms of their then-existing employment or consulting arrangements with the Company. In addition, in accordance with the terms of the Stockholders' Agreement, the Management Stockholders who had Change of Control Agreements relinquished their rights thereunder. Concurrently with the purchase of shares of Mariner Holdings, each Management Stockholder (other than Messrs. Henderson, Clark, Strickler and Huber, who were already parties) became a party to the Stockholders' Agreement.

     As a result of these transactions, the Management Stockholders and JEDI own approximately 4% and approximately 96%, respectively, of the outstanding shares of Mariner Holdings stock. On a fully diluted basis (assuming that all options granted to the Management Stockholders pursuant to the Stockholders' Agreement have been exercised), the Management Stockholders would own or have the right to acquire an aggregate of 164,278 shares, which would represent approximately 15% of all shares that would be outstanding, and JEDI would own approximately 85% of all outstanding shares on that basis. The stock options granted to the Management Stockholders are not currently exercisable, are subject to vesting schedules and are more fully described under the caption
"Management -- Employment, Consulting and Stock Option Agreements".

     Under the Stockholders' Agreement, Mariner Holdings paid or agreed to pay certain amounts, including (i) an arrangement fee and facility fee payable to JEDI, as the lender under the JEDI Bridge Loan, (ii) a fee payable to an affiliate of ECT equal to 2.5% of the total principal amount of any refinancing or substitution for the JEDI Bridge Loan if an affiliate of ECT is the sole placement agent or financial advisor in connection with the refinancing or substitution and otherwise a fee that would be commercially reasonable for a transaction of the nature of the refinancing or substitution and (iii) payment or reimbursement to ECT, JEDI and the Management Stockholders for all reasonable fees and expenses of third parties incurred by them in connection with the Stockholders' Agreement, the JEDI Bridge Loan and Mariner Holdings' purchase of the stock of the Company. In addition, Mariner Holdings agreed to reimburse each Management Stockholder who paid for shares of Mariner Holdings stock by assignment of overriding royalty interests for any additional taxes and related costs incurred by such Management Stockholder to the extent, if any, that the transfer of the overriding royalty interests does not qualify as a tax-free exchange under federal tax laws. In addition, in connection with JEDI's purchase of Mariner Holdings stock, JEDI received a fee equal to 3% of the total purchase price paid by JEDI. Of the amounts agreed to be paid by Mariner Holdings, approximately $5.0 million was, or will be, paid by the Company. In addition, Mariner Holdings has certain ongoing obligations pursuant to the Stockholders' Agreement. Since Mariner Holdings has no independent cash flow and no assets other than its interest in the Company, it will be dependent upon dividends, distributions or advances from the Company to meet any cash requirements flowing from such obligations.

     Under the terms of the Stockholders' Agreement, each Management Stockholder entered into a new or amended employment or consulting agreement with the Company. See "Management -- Employment, Consulting and Stock Option Agreements". These agreements, among other things, afford the Management Stockholders the benefits of the Company's overriding royalty program. See
"Management -- Overriding Royalty Interests". In addition, the Company must keep certain employee benefit plans in effect until June 1999.

     The Stockholders' Agreement requires that the board of directors of Mariner Holdings (as well as the board of directors of each subsidiary of Mariner Holdings, including the Company) will include at least three Management Directors. Currently, those three representatives are Messrs. Henderson, Clark and Strickler. The Stockholders' Agreement requires that the remaining board members consist of nominees of JEDI. See "Management -- Executive Officers and Directors". In addition, any executive committee of the board of directors must include at least two members who are Management Directors and any compensation committee of the board of directors must include at least one member who is a Management Director; however, no Management Director is to be appointed to any audit committee. The Stockholders' Agreement also requires that certain provisions be included in the certificate of incorporation and bylaws of Mariner Holdings (as well as each of its subsidiaries, including the Company) to ensure that the Management Directors are elected to the board and that certain provisions indemnifying the officers, directors and employees of Mariner Holdings and of the Company are maintained.

     Under the terms of the Stockholders' Agreement, Enron and its affiliates (which include, without limitation, ECT and JEDI) are specifically permitted to compete with Mariner Holdings and the Company, and neither Enron nor any of its affiliates has any obligation to bring any business opportunity to Mariner Holdings or the Company. Similarly, Mariner Holdings and the Company may compete with Enron and its affiliates and do not have any obligation to bring any business opportunity to Enron or any affiliate of Enron, including, without limitation, ECT and JEDI. See "-- Enron".

     The Stockholders' Agreement requires that any transfer or issuance of shares of Mariner Holdings stock be made in compliance with applicable securities laws. Subject to those laws, JEDI may transfer its shares of Mariner Holdings stock at any time. Also subject to those laws, after June 2001, a Management Stockholder may transfer shares, but before that time a Management Stockholder may not voluntarily transfer shares unless they are transferred to a family member or to another Management Stockholder, although a Management Stockholder may make a bona fide pledge or mortgage of shares. In addition, if any stockholder or group of stockholders of Mariner Holdings proposes to sell or exchange Mariner Holdings stock in one transaction or a series of related transactions that will result in any person who is not a "financial participant" (as defined below), together with that person's affiliates or members of a group, beneficially owning at least 30% of the outstanding Mariner Holdings stock, then the Management Stockholders will have a right (a "tagalong right") to participate in the transaction on the same terms as the stockholder or group of stockholders that is proposing the transaction. If the transaction will result in ownership by the acquiring persons of more than 30% but less than 50% of the outstanding Mariner Holdings stock, then each Management Stockholder is permitted to transfer or exchange a number of shares representing the Management Stockholder's proportion of all shares owned by, or acquirable pursuant to stock options of, the Management Stockholder, over the sum of all shares owned by all stockholders and all shares acquirable pursuant to all stock options; if, however, the proposed transaction will result in ownership by the acquiring persons of 50% or more of the outstanding Mariner Holdings stock, a Management Stockholder may sell or exchange all of his shares, unless JEDI, ECT or affiliates controlled by them remain as stockholders, in which case a Management Stockholder must retain a proportion of his shares equal to the number of shares retained by JEDI, ECT or affiliates controlled by them over the total number of shares of Mariner Holdings stock acquired by JEDI pursuant to the Stockholders' Agreement in May 1996. Management Stockholders electing to exercise their tagalong rights may exercise their stock options to do so, even if the options have not vested. A "financial participant" is an entity which has represented in writing that (i) as to any part of the entity's business engaged in or relating to the oil and gas industry, the entity is primarily engaged in investing in other entities and (ii) the entity is not the operator of any oil or gas wells and does not have a significant oil and gas management team, including geologists and production engineers. The Management Stockholders' tagalong rights do not apply if the acquiring person is Mariner Holdings or ECT or any entity controlled by either of them or if Mariner Holdings has consummated an initial public offering.

     Under the terms of the Stockholders' Agreement, the stockholders of Mariner Holdings have the preemptive right to acquire additional securities proposed to be issued by Mariner Holdings to any other party, on the same terms proposed to be applicable to the other party. Each stockholder has the right to acquire a number of shares representing his or her proportionate interest in all of the outstanding shares of Mariner Holdings, but to the extent a stockholder does not exercise any preemptive rights, the remaining stockholders have the right to acquire the shares offered to the non-acquiring stockholder.

     The Stockholders' Agreement also provides for certain registration rights. First, at any time after the expiration of 90 days after Mariner Holdings has consummated an initial public offering, JEDI may request Mariner Holdings to register its stock under federal securities laws. If that request is made, the other stockholders of Mariner Holdings have the right to register their shares as well. Mariner Holdings is obligated to so register its stock on three occasions only and is not obligated to so register its stock if the board of directors determines that to do so would materially adversely affect a pending or proposed public offering, acquisition, merger, recapitalization, reorganization or similar transaction or negotiations with respect thereto. Second, if Mariner Holdings has not consummated an initial public offering by June 2001, then JEDI or an assignee of JEDI, if it owns at least 30% of the outstanding stock of Mariner Holdings, may request Mariner Holdings to register its stock under federal securities laws. If that request is made, the other stockholders of Mariner Holdings will have the right to register their shares as well. Mariner Holdings is obligated to so register its stock on one occasion only and is not obligated to so register its stock if its board of directors determines that to do so would materially adversely affect a pending or proposed public offering, acquisition, merger, recapitalization, reorganization or similar transaction or negotiations with respect thereto. Finally, if Mariner Holdings proposes to register its shares of stock under federal securities laws at any time (excluding registrations relating to employee benefit plans or certain business combinations), it will use its best efforts to permit its stockholders to include their shares in the registration if they so request.

     The Stockholders' Agreement provides for indemnification by Mariner Holdings of Messrs. Henderson, Clark, Strickler and Huber for any expenses they incur in an action based on their participation in the transactions described in the Stockholders' Agreement brought by or in the right of the Company's former parent, Hardy plc.

     The Stockholders' Agreement prohibits any transfer of Mariner Holdings stock or any issuance of Mariner Holdings stock unless the transferee or person to whom the stock is proposed to be issued has become a party to the Stockholders' Agreement. Amendments to the Stockholders' Agreement require the approval by the holders of two-thirds of the outstanding Mariner Holdings stock, the approval of each stockholder who owns at least 10% of the outstanding Mariner Holdings stock, a majority of the Management Directors and at least one Management Director who became a stockholder in June 1996. However, no amendment may impose any additional material obligation on any party to the Stockholders' Agreement without that party's written consent. The Stockholders' Agreement terminates on the earliest of the following events: (i) Mariner Holdings' bankruptcy or dissolution, (ii) the occurrence of an event that reduces the number of stockholders to one, (iii) the merger or consolidation of Mariner Holdings with another corporation if Mariner Holdings is not the surviving corporation and if the stockholders do not hold at least 50% of the outstanding voting stock of the surviving corporation, (iv) the sale of substantially all of the assets of Mariner Holdings or of the Company, (v) the acquisition by one person or group of affiliated persons not affiliated with ECT of more than two-thirds of the outstanding stock (unless the holders of at least 90% of the outstanding stock elect not to terminate the Stockholders' Agreement and the non-termination is approved by the Management Directors), (vi) the consummation of an initial public offering, (vii) the consummation of a business combination pursuant to which Mariner Holdings becomes a reporting company under federal securities laws and (viii) May 2006; however, the registration rights provided for in the Stockholders' Agreement will survive any termination as a result of the consummation of an initial public offering, and Mariner Holdings' obligations to reimburse the Management Stockholders for any tax liabilities resulting from paying for stock by assignments of overriding royalty interests (as discussed above) will survive any termination due to any of the above-described events.

ENRON


     Enron is the parent of ECT, and an affiliate of Enron and ECT is the general partner of JEDI. Accordingly, Enron may be deemed to control JEDI, Mariner Holdings and the Company. See "Ownership of Securities." In addition, five of the Company's directors are officers of Enron or affiliates of Enron:
Mr. Derrick is Senior Vice President and General Counsel of Enron and holds other positions with affiliates of Enron; Messrs. Fastow, Humphrey and Overdyke are Managing Directors of ECT; and Mr. Stabler is a Vice President of ECT.


     Enron and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and are, therefore, competitors of the Company. In addition, ECT and JEDI have provided, and may in the future provide, and ECT Securities Corp. has assisted, and may in the future assist, in arranging financing to non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company. Because of these various conflicting interests, ECT, the Company, JEDI and the Management Stockholders have entered into an agreement that is intended to make clear that Enron and its affiliates have no duty to make business opportunities available to the Company.

     ECT Securities Corp., one of the Placement Agents, is an indirect subsidiary of Enron and, accordingly, is an affiliate of ECT, JEDI, Mariner Holdings and the Company. In connection with the Transactions, the Company and Mariner Holdings, in the aggregate, have paid ECT affiliates arrangement and financial services fees of approximately $2.9 million. In addition, pursuant to the JEDI Bridge Loan, Mariner Holdings has paid JEDI approximately $2.6 million in arrangement and facility fees. Of the net proceeds of the Note Offering, $42.0 million was used to pay a dividend to Mariner Holdings, which in turn used the dividend to repay the remaining balance of the JEDI Bridge Loan. See "Use of Proceeds", "The Transactions" and "Management".

     JEDI, an affiliate of Enron, owns approximately 96% of the capital stock of Mariner Holdings. In May 1996, JEDI provided the JEDI Bridge Loan to Mariner Holdings. Mariner Holdings borrowed $92.0 million under the JEDI Bridge Loan, which has been repaid in full and terminated according to its terms in August 1996. See "Use of Proceeds" and "The Transactions".

     Under the Revolving Credit Facility, the Company has covenanted that neither it nor Mariner Holdings nor any subsidiary of either will engage in any transaction with any of its affiliates (including Enron, ECT, JEDI and affiliates of such entities) providing for the rendering of services or sale of property unless such transaction is as favorable to such party as could be obtained in an arm's-length transaction with an unaffiliated party in accordance with prevailing industry customs and practices. The Revolving Credit Facility excludes from this covenant (i) any transaction permitted by the Stockholders' Agreement, (ii) any transaction permitted by the JEDI Bridge Loan, (iii) the grant of options to purchase or sales of equity securities to directors, officers, employees and consultants of the Company and Mariner Holdings and (iv) the assignment of any overriding royalty interest pursuant to an employee incentive compensation plan. See "The Transactions", "Management -- Overriding Royalty Interests" and "Description of Revolving Credit Facility".

     The Company expects that from time to time it will engage in various commercial transactions and have various commercial relationships with Enron and certain affiliates of Enron, such as holding and exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron and the Company have working interests. Such interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, the Company has entered into several agreements with Enron or affiliates of Enron for the purpose of hedging oil and natural gas prices on the Company's future production. The Company believes that its current agreements with Enron and its affiliates are, and anticipates that, but can provide no assurances that, any future agreements with Enron and its affiliates will be, on terms no less favorable to the Company than would be contained in an agreement with a third party.

                    DESCRIPTION OF REVOLVING CREDIT FACILITY

     The Revolving Credit Facility provides for a maximum $150.0 million revolving credit loan and matures June 28, 1999, at which time all amounts owed under such facility are due and payable. The Revolving Credit Facility is unsecured. The Borrowing Base under the Revolving Credit Facility is currently $50.0 million and is subject to redetermination every six months (and, at the election of the Lenders, one additional time per year) by the Lenders at the Lenders' sole discretion and in accordance with their customary practices and standards in effect from time to time for oil and natural gas loans to borrowers similar to the Company. Determination of the Borrowing Base may be affected by, among other things, estimates and projections of reserves and production rates with respect to the Company's oil and natural gas properties and changes in oil and natural gas prices. The Company's obligations under the Revolving Credit Facility are guaranteed by Mariner Holdings.

     So long as no default or event of default (as defined in the Revolving Credit Facility) is continuing, borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus 0.75% to 1.25% (depending upon the level of utilization of the Borrowing Base) or (ii) the higher of (a) the agent's prime rate and (b) the federal funds rate plus 0.5%. The Company incurs a quarterly commitment fee ranging from 0.25% to 0.375% per annum on the average unused portion of the Borrowing Base, depending upon the level of utilization.

     The Revolving Credit Facility contains covenants which, among other things, restrict the payment of dividends, limit the amount of debt the Company may incur, limit the Company's ability to make certain loans and investments, limit the Company's ability to enter into certain hedge transactions and provide that the Company must maintain a specified relationship between cash flow and fixed charges and cash flow and interest on indebtedness. At each fiscal quarter, the Company's ratio of (i) EBITDA for the four previous fiscal quarters to (ii) the sum of (a) interest expense for the same period, (b) the sum of 1/4 of the amount of annual maintenance capital expenditures set forth in the then most recent third-party engineering report delivered to the agent for each such quarter and (c) income taxes paid by the Company during the four previous fiscal quarters, must not be less than 1.50 to 1.00. Additionally, at each fiscal quarter, the Company's ratio of (i) EBITDA for the four previous fiscal quarters to (ii) interest expense for the same period, must not be less than 2.25 to
1.00. Further, under the Revolving Credit Facility, an event of default is deemed to occur if JEDI, Enron, CalPERS, ECT and affiliates of such entities (or a combination of such entities) cease to own, directly or indirectly, outstanding capital stock of the Company (on either an undiluted or fully diluted basis) that in the aggregate permits such entities to elect a majority of the Board of Directors of the Company. For purposes of the Revolving Credit Facility, the calculation of EBITDA may vary from the calculation of EBITDA for purposes of the Indenture.

     The total credit commitment and Borrowing Base under the Revolving Credit Facility at present is $50.0 million. As of the date of this Prospectus, there are no outstanding borrowings under the Revolving Credit Facility and the commitment fee in effect is 0.375%.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The Exchange Notes will be issued as a separate series of notes under an indenture (the "Indenture") dated as of August 1, 1996, among the Company and United States Trust Company of New York, as trustee (the "Trustee"). The Exchange Notes will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions. Under the terms of the Indenture, the covenants and events of default will apply equally to the Exchange Notes and the Outstanding Notes, and the Exchange Notes and the Outstanding Notes will be treated as one class for all actions to be taken by the holders thereof and for determining their respective rights under the Indenture. References to the "Notes" include the Exchange Notes and the Outstanding Notes unless the context otherwise requires. The Outstanding Notes were issued under the Indenture on August 14, 1996, in an aggregate principal amount of $100,000,000. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture, the Notes and the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, the Notes and the Registration Agreement, including the definition of certain terms contained therein and those terms that are made a part of the Indenture by reference to the Trust Indenture Act. Copies of the Indenture, the Registration Agreement and forms of the Outstanding Notes and the Exchange Notes have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms not otherwise defined below or elsewhere in this Prospectus have the meanings given to them in the Indenture. The definitions of certain capitalized terms used in the summary are set forth below under "-- Certain Definitions".

GENERAL

     The Exchange Notes, like the Outstanding Notes, will be unsecured senior subordinated obligations of the Company, limited, together with the Outstanding Notes, to $100.0 million aggregate principal amount, and will mature on August 1, 2006. The Exchange Notes will bear interest at the rate per annum of 10 1/2% from the date of issuance of the Exchange Notes, payable semiannually to Holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date on February 1 and August 1 of each year, commencing on the first such date following the date of issuance of the Exchange Notes. Outstanding Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the Exchange Notes begins to accrue. Accrued and unpaid interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes will be payable on or before the first February 1 or August 1 following the date of issuance of the Exchange Notes. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at 1% per annum in excess of such rate. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Exchange Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Exchange Notes, like the Outstanding Notes, will not be redeemable at the option of the Company prior to August 1, 2001. Thereafter, the Exchange Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 1 of the years set forth below:

                                                                        REDEMPTION
                                      PERIOD                              PRICE
            ----------------------------------------------------------  ----------
            2001......................................................    105.250%
            2002......................................................    102.625
            2003 and thereafter.......................................    100.000

     In addition, at any time and from time to time prior to August 1, 1999, the Company may redeem in the aggregate up to 35% of the original principal amount of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount) of 110.5% plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $65.0 million aggregate principal amount of the Notes must remain outstanding after each such redemption; provided further, however, that any such redemption shall occur within 60 days of the date of the closing of such Public Equity Offering.

     In the case of any partial redemption, selection of the Exchange Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Exchange Note is to be redeemed in part only, the notice of redemption relating to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Exchange Note.

SINKING FUND

     There will be no sinking fund payments for the Exchange Notes.

REGISTRATION RIGHTS

     In the event that applicable interpretations of the staff of the SEC do not permit the Company to effect the Exchange Offer, or under certain other circumstances, the Company shall, at its cost, use its best efforts to cause to become effective the Shelf Registration Statement with respect to resales of the Outstanding Notes and to keep the Shelf Registration Statement effective until August 14, 1999. The Company shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when the Shelf Registration Statement for the Outstanding Notes has become effective and take certain other actions as are required to permit resales of the Outstanding Notes. A Holder that sells its Outstanding Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such a holder (including certain indemnification obligations).

     In the event that the Exchange Offer is not consummated, or a Shelf Registration Statement is not declared effective, on or prior to February 14, 1997, then, from and after such date, the annual interest rate borne by the Outstanding Notes shall be permanently increased to 11%.

     If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 20 business days after the commencement thereof; provided, however, that it has accepted all Outstanding Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Outstanding Notes not tendered in the Exchange Offer shall bear interest at the rate per annum of 10 1/2% and be subject to all of the terms and conditions specified in the Indenture and to certain transfer restrictions. After the consummation of the Exchange Offer, the registration rights described herein (including the right to receive a higher rate of interest on the Notes) shall terminate.

RANKING

     The indebtedness evidenced by the Exchange Notes, like the Outstanding Notes, will be unsecured, general obligations of the Company, subordinated in right of payment, as set forth in the Indenture, to the prior payment of all Senior Indebtedness of the Company, including the Company's obligations under the Credit Agreement. As of the date of this Prospectus, the Company's only outstanding indebtedness for money borrowed is the Outstanding Notes.

     Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Exchange Notes in accordance with the provisions of the Indenture. The Exchange Notes, like the Outstanding Notes, will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

     Although the Company currently does not conduct any business through subsidiaries, future operations of the Company could be conducted through subsidiaries. Claims of creditors of subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes, even if such obligations do not constitute Senior Indebtedness of such subsidiaries. However, in certain circumstances, the Notes may be guaranteed by certain subsidiaries of the Company. See "-- Certain Covenants -- Future Guarantors". Any such guarantees, however, will be subordinate in right of payment to any Senior Indebtedness of such subsidiaries. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "-- Certain Covenants -- Limitation on Indebtedness".

     The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause
(i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company must resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the Noteholders are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the Exchange Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

     If the Notes are guaranteed by a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty will be senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes will apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty.

     By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Exchange Notes, and creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Exchange Notes.

     Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below will not be contractually subordinated in right of payment to any Senior Indebtedness or subject to the restrictions described herein.

CERTAIN DEFINITIONS

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in the Oil and Gas Business.

     "Adjusted Consolidated Assets" means at any time the total amount of assets of the Company and its consolidated Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of the Company and its consolidated Restricted Subsidiaries (excluding intercompany items), all as set forth on the consolidated balance sheet of the Company and its

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

consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter ended at least 45 days prior to the date of determination.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Certain Covenants -- Limitation on Restricted Payments", "-- Certain Covenants -- Limitation on Affiliate Transactions" and "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition:
(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (2) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments", (3) the sale or transfer (whether or not in the ordinary course of business) of oil and gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves, (4) the abandonment, farm-out, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business, (5) the trade or exchange by the Company or any Subsidiary of the Company of any oil and gas property owned or held by the Company or such Subsidiary for any oil and gas property owned or held by another Person or (6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment in the ordinary course of business.

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Banks" has the meaning specified in the Credit Agreement.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Borrowing Base" means, as of any date, the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation; provided, however, that in no event shall the Borrowing Base exceed $250.0 million.

     "Business Day" means each day which is not a Legal Holiday (as defined in the Indenture).

     "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Change of Control" means the occurrence of any of the following events:

          (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (i), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined in this clause (i)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation);

          (ii) during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

          (iii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated

Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than $2.0 million), the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

     "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating (i) all intercompany items between the Company and any Restricted Subsidiary and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to capital leases and imputed interest with respect to Attributable Debt, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expenses, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary, excluding however any dividends on Preferred Stock of the Company unless such Preferred Stock is Disqualified Stock, (viii) interest incurred in connection with Investments in discontinued operations, and (ix) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, "Consolidated Interest Expense" shall not include any Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to clause (b)(8) of the covenant described under "-- Certain
Covenants -- Limitation on Indebtedness".

     "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(E) thereof.

     "Consolidated Net Tangible Assets", as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of: (i) minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary; (ii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors; (iii) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied; (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; (v) treasury stock; (vi) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and (vii) Investments in and assets of Unrestricted Subsidiaries.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Credit Agreement" means that certain Credit Agreement, dated as of June 28, 1996, by and among the Company and NationsBank of Texas, N.A., as agent and as a lender, and certain other institutions, as lenders, providing for up to $150.0 million of Indebtedness, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.

     "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) all obligations of the Company or any Restricted Subsidiary under any Credit Facility and (ii) any other Senior Indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or
(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "-- Certain
Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Certain Covenants -- Change of Control".

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits, (b) depletion and depreciation expense,
(c) amortization expense and (d) all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) and less, to the extent included in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Guarantee" means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade

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

accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of such Person relating to any Production Payment or in respect of production imbalances (but excluding production imbalances arising in the ordinary course of business); (vii) all obligations of the type referred to in clauses (i) through
(vi) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments", (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means August 14, 1996, the date on which the Outstanding Notes were originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Limited Recourse Indebtedness" means, with respect to any Production Payments, Indebtedness, the terms of which limit the liability of the Company and its Restricted Subsidiaries solely to the hydrocarbons covered by such Production Payments; provided, however, that no default with respect to such Indebtedness would permit any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Present Value" means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations of the SEC in effect on the Issue Date.

     "Oil and Gas Business" means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

     "Oil and Gas Hedging Contract" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

     "Parent" means Mariner Holdings, Inc., a Delaware corporation, and its successors.

     "Permitted Business Investment" means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation, (i) ownership interests in oil and gas properties, processing facilities, gathering systems or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

     "Permitted Holders" means (a) Enron Corp., (b) the California Public Employees' Retirement System or (c) Joint Energy Development Investments Limited Partnership ("JEDI") or another entity or entities, as long as JEDI or such other entity or entities is controlled, directly or indirectly, by (i) Enron Corp., (ii) the California Public Employees' Retirement System or (iii) any combination of any of the foregoing entities.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is an Oil and Gas Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and
(ix) Permitted Business Investments.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (g) Liens securing Indebtedness permitted under the provisions described in clause (b)(1) or (b)(8) under "-- Certain Covenants -- Limitation on Indebtedness"; provided, however, that any such Lien securing Indebtedness described in such clause
(b)(8) shall be limited to the hydrocarbons related thereto; (h) Liens existing on the Issue Date; (i) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (k) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person (or, in the case of the Company, to a Wholly Owned Subsidiary); (l) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations; (m) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (h), (i) and (j); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (f), (h), (i) or (j) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (n) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof; (o) Liens on pipeline or pipeline facilities which arise out of operation of law; (p) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases; and (q) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing (but not the refining) of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business. Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (f), (i) or (j) above to the extent (A) such Lien applies to any Additional Assets or Permitted Business Investment acquired directly or indirectly from Net Available Cash pursuant to clause (a)(i)(B) or paragraph (c) of the covenant described under "-- Certain Covenants -- Limitation on Sale of Assets and Subsidiary Stock" and
(B) the fair value of such Additional Assets or Permitted Business Investment is less than the sum of (x) the amount of Indebtedness secured by such Lien plus
(y) the amount of Net Available Cash so invested in such Additional Assets or Permitted Business Investment.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

     "Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

     "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Company.

     "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock)) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment in any Person (other than a Permitted Investment).

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

     "SEC" means the Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

     "Senior Indebtedness" means with respect to any Person (i) Indebtedness of such Person, and all obligations of such Person under any Credit Facility, whether outstanding on the Issue Date or thereafter Incurred, and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, with respect to obligations described in the immediately preceding clause (i) or (ii), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes or the applicable Subsidiary Guaranty, as the case may be; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (other than Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company to the applicable lenders that such Person is permitted to Incur such Indebtedness under the Indenture).

     "Senior Subordinated Indebtedness" means (i) with respect to the Company, the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness and (ii) with respect to any Subsidiary Guarantor, the Subsidiary Guaranty of such Subsidiary Guarantor and any other Indebtedness of such Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu with such Subsidiary Guaranty in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Subsidiary Guarantor which is not Senior Indebtedness.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

     "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Subsidiary Guarantor" means each Restricted Subsidiary of the Company that delivers a Subsidiary Guaranty.

     "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes, which Guarantee will be subordinated to Senior Indebtedness of such Subsidiary Guarantor on substantially the same terms as the Notes are subordinated to Senior Indebtedness of the Company. Any such Subsidiary Guaranty (i) will be in the form prescribed by the Indenture, (ii) will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering such Subsidiary Guaranty, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally and (iii) will provide that, upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company) permitted by the Indenture, such Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guaranty.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is

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organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by an registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group, and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

     "Total Assets" of the Company means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments". The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Volumetric Production Payments" mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

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

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Subsidiary Guarantor may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio exceeds 2.5 to 1.

     (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur any or all of the following Indebtedness:

          (1) Indebtedness of the Company or a Subsidiary Guarantor Incurred pursuant to any Credit Facility, so long as the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the Borrowing Base; provided, however, that if the Company or a Subsidiary Guarantor Incurs any Indebtedness pursuant to this clause (1) that would cause the total principal amount of Indebtedness outstanding under this clause (1) to exceed an amount equal to $150.0 million (less the aggregate amount of all Net Available Cash of Asset Dispositions applied to reduce Senior Indebtedness pursuant to clause
     (a)(i)(A) of the covenant described under the caption "-- Limitation on Sales of Assets and Subsidiary Stock"), the Consolidated Coverage Ratio on the date of such Incurrence must be at least 2.0 to 1;

          (2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

          (3) the Notes and any Guarantee of the Notes;

          (4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

          (5) Indebtedness or Preferred Stock of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness or Preferred Stock Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to clause
     (a) above;

          (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (3), (4) or (5) or this paragraph (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Subsidiary described in clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary or the Company;

          (7) Indebtedness of the Company or a Subsidiary Guarantor represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for this purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in an Oil and Gas Business or Incurred to Refinance any such purchase price or cost of construction or improvement, in each case Incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided, however, that the principal amount of any Indebtedness Incurred pursuant to this clause (7) in any calendar year shall not exceed $10.0 million;

          (8) Indebtedness with respect to Production Payments; provided, however, that any such Indebtedness shall be Limited Recourse Indebtedness; provided further, however, that the Net Present Value of the reserves related to such Production Payments shall not exceed 30% of the Total Assets of the Company at any time;

          (9) Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

          (10) Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company; and

          (11) Indebtedness in an aggregate principal amount which, together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (10) above or paragraph (a)) does not exceed $15.0 million; provided, however, that the aggregate principal amount of the Indebtedness Incurred pursuant to this clause (11) by Restricted Subsidiaries and outstanding at any time does not exceed $10.0 million.

     (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

     (e) Notwithstanding paragraphs (a) and (b) above, the Company shall not Incur (i) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness or (ii) any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

     Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Restricted Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees);
(C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to the Issue Date of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and (E) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that
(A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) or (3)(C), as applicable, of paragraph (a) above; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (iv) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $1.0 million in any calendar year; provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments; (v) Restricted Payments to Parent to the extent required (x) to pay for general corporate and overhead expenses incurred by Parent; provided, however, that such Restricted Payments shall not exceed $200,000 in any calendar year or (y) to pay amounts owing by Parent pursuant to or in connection with the transactions contemplated by the agreements existing on the date of, and as described under the caption "Certain Transactions" in, the Offering Memorandum dated August 9, 1996, related to the sale of the Outstanding Notes (the "Offering Memorandum"), a copy of which has been provided to the Trustee; provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments; (vi) a cash dividend on or about the Issue Date in an amount not to exceed $42.5 million; provided, however, that such dividend shall be excluded in the calculation of the amount of Restricted Payments; or (vii) other Restricted Payments in an aggregate amount not to exceed $10.0 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a

Restricted Subsidiary, (b) to make any loans or advances to the Company or a Restricted Subsidiary or (c) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except: (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction consisting of customary non assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Limitation on Sales of Assets and Subsidiary Stock. (a) In the event and to the extent that the Net Available Cash received by the Company or any Restricted Subsidiary from one or more Asset Dispositions occurring on or after the Issue Date in any period of 12 consecutive months exceeds 10% of Adjusted Consolidated Assets as of the beginning of such 12-month period, then the Company shall (i) within 180 days (in the case of (A) below) or 360 days (in the case of (B) below) after the date such Net Available Cash so received exceeds such 10% of Adjusted Consolidated Assets (A) apply an amount equal to such excess Net Available Cash to repay Senior Indebtedness of the Company or Indebtedness of a Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company or (B) invest an equal amount, or the amount not so applied pursuant to clause (A), in Additional Assets or a Permitted Business Investment or (ii) apply such excess Net Available Cash (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of the covenant described hereunder. The amount of such excess Net Available Cash required to be applied during the applicable period and not applied as so required by the end of such period shall constitute "Excess Proceeds".

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $5.0 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds (rounded down to the nearest multiple of $1,000) on such date, at a purchase price equal to 100% of the principal amount of such Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder in the event that such Excess Proceeds are received by the Company under the covenant described hereunder and the Company is required to repurchase Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     (b) In the event of the transfer of substantially all (but not all) the property and assets of the Company as an entirety to a Person in a transaction permitted by the covenant described under "-- Merger and

Consolidation", the Successor Company (as defined therein) shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of the covenant described hereunder, and shall comply with the provisions of the covenant described hereunder with respect to such deemed sale as if it were an Asset Disposition and the Successor Company shall be deemed to have received Net Available Cash in an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the properties and assets not so transferred or sold.

     (c) In the event of an Asset Disposition by the Company or any Restricted Subsidiary that consists of a sale of hydrocarbons and results in Production Payments, the Company or such Restricted Subsidiary shall apply an amount equal to the Net Available Cash received by the Company or such Restricted Subsidiary to (i) reduce Senior Indebtedness of the Company or Indebtedness of a Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, within 180 days after the date such Net Available Cash is so received or (ii) invest in Additional Assets or a Permitted Business Investment within 360 days after the date such Net Available Cash is so received.

     (d) The Company shall not sell, lease, transfer or otherwise dispose of any assets owned by the Company on the Issue Date to any Subsidiary which is or thereafter becomes a Subsidiary Guarantor unless the book value of all such assets sold, leased, transferred or otherwise disposed of to such Subsidiaries is less than 15% of the Total Assets of the Company on the Issue Date.

     Limitation on Affiliate Transactions. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof
(1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $1.0 million, is set forth in writing and has been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction or (3) if such Affiliate Transaction involves an amount in excess of $5.0 million, has been determined by a nationally recognized investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any sale of hydrocarbons or other mineral products or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction as being the most favorable of at least (x) two bids, quotes or proposals, at least one of which is from a Person that is not an Affiliate of the Company (in the event that the Company determines in good faith that it is able to obtain only two bids, quotes or proposals with respect to such transaction) or (y) three bids, quotes or proposals, at least two of which are from Persons that are not Affiliates of the Company (in all other circumstances), (ii) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, (iii) transactions contemplated by any employment agreement or other compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with industry practice, (iv) transactions between or among the Company and its Restricted Subsidiaries, (v) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Limitation on Restricted Payments" and (vi) the transactions described in the Offering Memorandum under the caption "Certain Transactions".

     Change of Control. (a) Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below.

     (b) Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

     (c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     For purposes of clause (iii) of the definition of "Change of Control" included in "Certain Definitions" and in the Indenture, under New York law, the governing law of the Indenture, there is no consistently predictable measure of what constitutes the sale of "all or substantially all" of the property of the Company. As a result, the Holders and the Company may not agree that a particular sale of property constitutes the sale of "all or substantially all" of the property of the Company in order to force the Company to make an offer to purchase the Notes, in which case the Holders may have the burden of proving that such sale constitutes the sale of "all or substantially all" of the property of the Company.

     The Change of Control purchase feature is a result of negotiations between the Company and the Placement Agents. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "-- Limitation on Indebtedness", "-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     The Credit Agreement prohibits the Company from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

     Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The provisions under the Indenture relating to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

     The Company will not be required to make an offer to purchase the Notes as a result of a Change of Control if a third party (i) makes such an offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture relating to the Company's obligation to make such an offer and
(ii) purchases all Notes validly tendered and not withdrawn under such an offer.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Company shall not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except (i) to the Company or a Wholly Owned Subsidiary, (ii) if, immediately after giving effect to such issuance, sale or other disposition, the Company and its Restricted Subsidiaries would own less than 20% of the Voting Stock of such Restricted Subsidiary and have no greater economic interest in such Restricted Subsidiary or (iii) to the extent such shares represent directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary.

     Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

     Promptly after completion of the Exchange Offer, the Company intends to amend the foregoing covenant to exclude its application to Liens securing Senior Indebtedness. See "-- Corrective Amendment to the Indenture" and "The Exchange Offer -- Corrective Amendment to the Indenture".

     Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under "-- Limitation on Liens", (ii) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property and (iii) the Company applies the proceeds of such transaction in compliance with the covenant described under "-- Limitation on Sale of Assets and Subsidiary Stock".

     Future Guarantors. Prior to the time that any Restricted Subsidiary Incurs any Indebtedness permitted under "-- Limitation on Indebtedness", the Company shall cause such Restricted Subsidiary to Guarantee the Notes pursuant to a Subsidiary Guaranty on the terms and conditions set forth in the Indenture.

     Merger and Consolidation. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing, (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness", (iv) immediately after giving effect to such transaction, the Successor Company shall have

Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company prior to such transaction; and (v) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; provided, however, that clauses
(iii) and (iv) shall not be applicable to any such transaction solely between the Company and any Wholly Owned Subsidiary.

     The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

     The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or series of transactions, all or substantially all of its assets to any Person unless:
(i) the resulting, surviving or transferee Person shall expressly assume by a guaranty agreement, in a form acceptable to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guaranty; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Company delivers to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such guaranty agreement, if any, complies with the Indenture. Notwithstanding the foregoing, upon certain consolidations, mergers, conveyances, transfers and leases, the Subsidiary Guarantor and its successor or transferee shall be released from all of such Subsidiary Guarantor's obligations under its Subsidiary Guarantee as described in the definition of "Subsidiary Guaranty".

     SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act (excluding however information with respect to benefit plans and long-term compensation arrangements) and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

CORRECTIVE AMENDMENT TO THE INDENTURE

     The Amendment will revise the covenant described under "-- Certain Covenants -- Limitation on Liens" to read in its entirety as follows.

             "Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens or Liens securing Senior Indebtedness of the Company or any Restricted Subsidiary, without effectively providing that the Securities [i.e., the Notes] shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured."

     See "The Exchange Offer -- Corrective Amendment to the Indenture".

DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Certain Covenants -- Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "-- Certain Covenants", "-- Limitation on Indebtedness", "-- Limitation on Restricted Payments", "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries", "-- Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "-- Limitation on Affiliate Transactions", "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries", "-- Change of Control" (other than a failure to purchase Notes), "-- Limitation on Liens", "-- Limitation on Sale/Leaseback Transactions", "-- Future Guarantors", or
"-- SEC Reports", (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company or any Significant Subsidiary (other than Limited Recourse Indebtedness) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment or decree for the payment of money in excess of $10.0 million is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision") or (ix) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty. However, a default under clauses (iv), (v) and (viii) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and of the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption", (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vii) make any change in the amendment provisions which require each holder's consent or make any change in the waiver provisions, (viii) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders or (ix) make any change in any Subsidiary Guaranty that could adversely affect such holder.

     Without the consent of any holder of the Notes, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

     The Exchange Notes, like the Outstanding Notes, will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "-- Certain Covenants" (other than the covenant described under "-- Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clauses (iii) and (iv) under "-- Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "-- Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under the first paragraph of "-- Certain Covenants -- Merger and Consolidation" above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor, if any, will be released from all of its obligations with respect to its Subsidiary Guaranty.

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

     United States Trust Company of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to the right of the Trustee to refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of other Holders of Notes or would involve the Trustee in personal liability. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

BOOK-ENTRY; DELIVERY AND FORM

     The Exchange Notes initially will be represented by one permanent Global Exchange Note in definitive, fully registered form without interest coupons (the "Global Exchange Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC.

     Ownership of beneficial interests in the Global Exchange Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of a participant through which the Exchange Note is held.

     Payments of the principal of, and interest on, the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Exchange Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Exchange Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Note is credited and only in respect of such portion of the aggregate principal amount of an Exchange Note as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Exchange Note for Certificated Notes, which it will distribute to its participants.

     The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     The Indenture requires that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Exchange Note. Holders of an interest in the Global Exchange Note may receive Certificated Notes in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the principal United States federal income tax consequences of the purchase, ownership, exchange and disposition of the Notes to initial purchasers of Outstanding Notes who are United States Holders (as defined below) and the principal United States federal income and estate tax consequences of the purchase, ownership, exchange and disposition of the Notes to initial purchasers of Outstanding Notes who are Foreign Holders (as defined below). This discussion was prepared by representatives of the Company based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of Notes and is limited to purchasers of Outstanding Notes who hold the Notes as capital assets, within the meaning of section 1221 of the Code. This discussion also does not address the tax consequences to Foreign Holders that are subject to United States federal income tax on a net basis on income realized with respect to a Note because such income is effectively connected with the conduct of a U.S. trade or business. Such Foreign Holders are generally taxed in a similar manner to United States Holders, but certain special rules do apply. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers of Outstanding Notes in light of their personal circumstances or to certain types of initial purchasers of Outstanding Notes (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a Note).

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

UNITED STATES FEDERAL INCOME TAXATION OF UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a holder of a Note that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of source.

  Payment of Interest on Notes

     Interest paid or payable on a Note will be taxable to a United States Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes.

  Sale, Exchange or Retirement of the Notes

     The exchange of an Outstanding Note by a United States Holder for an Exchange Note should not constitute a taxable exchange. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the Outstanding Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Outstanding Notes.

     Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such United States Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such United States Holder, less any principal payments received by such United States Holder.

     Gain or loss recognized on the disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the Note is more than one year.

  Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment if a United States Holder fails to furnish his taxpayer identification number (social security or employer identification number), certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable requirements of the backup withholding rules. Certain United States Holders, including all corporations, are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such United States Holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service ("IRS").

UNITED STATES FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

     As used herein, the term "Foreign Holder" means a holder of a Note that is, for United States federal income tax purposes, (a) a nonresident alien individual, (b) a foreign corporation, (c) a nonresident alien fiduciary of a foreign estate or trust or (d) a foreign partnership.

  Payment of Interest on Notes

     In general, payments of interest received by a Foreign Holder will not be subject to a United States federal withholding tax, provided that (i)(a) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(b) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (c) the Foreign Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (d) either (I) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with such beneficial owner's name and address and certifies on IRS Form W-8 (or a suitable substitute form) that it is not a United States Holder or (II) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Notes or qualifying intermediary and furnishes the Company or its agent a copy thereof or (ii) the Foreign Holder is entitled to the benefits of an income tax treaty under which interest on the Notes is exempt from United States withholding tax and the Foreign Holder or such Foreign Holder's agent provides a properly executed IRS Form 1001 claiming the exemption. Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

  Sale, Exchange or Retirement of the Notes

     The exchange of an Outstanding Note by a Foreign Holder for an Exchange Note should not constitute a taxable exchange. Consequently, no gain or loss should be recognized by Holders of the Outstanding Notes upon receipt of the Exchange Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the Outstanding Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Outstanding Notes. Moreover, a Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a Note unless the Foreign Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a "tax home" or an "office or other fixed place of business" in the United States.

  Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements do not apply to payments of interest made by the Company or a paying agent to Foreign Holders if the certification described above under "United States Federal Income Taxation of Foreign Holders -- Payment of Interest on Notes" is received, provided that the payor does not have actual knowledge that the holder is a United States Holder. If any payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note or a coupon to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder or otherwise establishes an exemption.

     The procedures described above for withholding tax on interest payments, and some of the associated backup withholding and information reporting rules, are currently the subject of new proposed regulations, which are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules. The proposed regulations, if adopted in their current form, would not substantially change the treatment of Foreign Holders described above, except that a Form W-8 generally would be required for certification purposes.

  Federal Estate Taxes

     Subject to applicable estate tax treaty provisions, Notes held at the time of death (or theretofore transferred subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Holder will not be included in such Foreign Holder's gross estate for United States federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or hold the Notes in connection with a U.S. trade or business.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer (a "Participating Broker-Dealer") must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. In addition, until March 23, 1997, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requests the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemental Prospectus to such broker-dealer. If the Company shall give any such notice to suspend the use of the Prospectus, it shall extend the time period referred to above by the number of days during the period from and including the date of the giving of such notice to and including when broker-dealers shall have received copies of the supplemented or amended Prospectus necessary to permit resales of the Exchange Notes.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the Exchange Notes are being passed upon for the Company by Fulbright & Jaworski L.L.P.

                              INDEPENDENT AUDITORS

     The Financial Statements of Mariner Energy, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance on the report of such firm given upon its authority as an expert in accounting and auditing.

                        INDEPENDENT PETROLEUM ENGINEERS

     Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof as of March 31, 1996, has been prepared by Ryder Scott Company, independent petroleum engineers, and is included herein in reliance on the authority of such firm as an expert in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. Subsequent to the Exchange Offer, the Company will be subject to certain periodic reporting and other informational requirements of the Exchange Act, and, in accordance therewith, will file certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information will be available for inspection, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the Commission from the Commission, at its principal offices located at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustee and the holders of the Outstanding Notes and the Exchange Notes. The Company has agreed that, notwithstanding that it may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act (excluding however information with respect to benefit plans and long-term compensation arrangements) and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

     In addition, the Company has agreed that for so long as any of the Outstanding Notes are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, it will make available to any prospective purchaser of the Outstanding Notes or beneficial owner of the Outstanding Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act until such time as the Company has either exchanged the Outstanding Notes for the Exchange Notes or until such time as the holders thereof have disposed of such Outstanding Notes pursuant to an effective registration statement filed by the Company.

                       INCORPORATION OF CERTAIN DOCUMENTS

     All documents filed by the Company pursuant to the Exchange Act, after the date of this Prospectus and prior to the termination of the Registration Statement of which this Prospectus is a part with respect to registration of the Exchange Notes, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Mariner Energy, Inc., 580 WestLake Park Blvd., Suite 1300, Houston, Texas 77079, Attention: James M. Fitzpatrick, Corporate Secretary, telephone (713) 584-5500.

                                    GLOSSARY

     The terms defined in this glossary are used throughout this Prospectus.

     BBL. One stock tank barrel, or 42 U.S. Gallons liquid volume, used herein in reference to crude oil, condensate or other liquid hydrocarbons.

     BCF.  One billion cubic feet of natural gas.

     BCFE. One billion cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "BEHIND THE PIPE" Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but non-producing reserves.

     2-D. (Two-Dimensional Seismic) -- seismic reflections from the subsurface used to map strata in two dimensions.

     3-D. (Three-Dimensional Seismic) -- seismic reflections from the subsurface used to map strata in three dimensions.

     "DEVELOPMENT WELL" A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

     "EXPLOITATION WELL" Ordinarily considered to be a development well drilled within a known reservoir. The Company uses the word to refer to deepwater wells which are drilled on offshore leaseholds held (usually under farmout agreements) where a previous exploratory well showing the existence of potentially productive reservoirs was drilled, but the reservoir was by-passed for development by the owner who drilled the exploratory well; thus the Company distinguishes its development wells on its own properties from such exploitation wells.

     "EXPLORATORY WELL" A well drilled in unproven or semi-proven territory for the purpose of ascertaining the presence underground of a commercial petroleum deposit and which can be contrasted with a "development well".

     "FARM-IN" A term used to describe the action taken by the person to whom a transfer of an interest in a leasehold in an oil and gas property is made pursuant to a farmout agreement.

     "FARMOUT" The term used to describe the action taken by the person making a transfer of a leasehold interest in an oil and gas property pursuant to a farmout agreement.

     "FARMOUT AGREEMENT" A common form of agreement between oil and gas operators pursuant to which an owner of an oil and gas leasehold interest who is not desirous of drilling at the time agrees to assign the leasehold interest, or some portion of it, to another operator who is desirous of drilling the tract. The assignor in such a transaction may retain some interest in the property such as an overriding royalty interest or a production payment and, typically, the assignee of the leasehold interest has an obligation to drill one or more wells on the assigned acreage as a prerequisite to completion of the transfer to it.

     "FINDING AND DEVELOPMENT COST" Generally, the cost of finding and developing commercial oil and gas including all costs involved in acquiring acreage, seismic survey costs and the cost of drilling, completion and other development activities.

     "GENERATE" or "GENERATOR" Generally refers to the creation of an exploration or exploitation idea after evaluation of seismic and other available data.

     "GROSS WELLS" The total number of wells in which a working interest is owned.

     "INFILL WELL" A well drilled between known producing wells to better exploit the reservoir.

     "LEASE OPERATING EXPENSES" The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition, drilling or completion expenses or other "finding costs".

     "LITHOLOGY"  The character of a rock formation or a geological strata.

     MBBLS. One thousand barrels of crude oil or other liquid hydrocarbons.

     MCF. One thousand cubic feet of natural gas.

     MCFE. One thousand cubic feet of natural gas equivalent (converting one barrel of oil to six Mcf of natural gas based on commonly accepted rough equivalency of energy content).

     MMBBLS. One million barrels of crude oil or other liquid hydrocarbons.

     MMBTU. One million British thermal units.

     MMCF. One million cubic feet of natural gas.

     MMCFE. One million cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "NET WELLS" The sum of the fractional working interests owned in gross wells.

     NYMEX. New York Mercantile Exchange.

     "PAYOUT" Generally refers to the recovery by the incurring party to an agreement of its costs of drilling, completing, equipping and operating a well before another party's participation in the benefits of the well commences or is increased to a new level.

     "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES" An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with Commission practice, to determine their "present value". The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

     "PRODUCING WELL" or "PRODUCTIVE WELL" A well that is producing oil or natural gas or that is capable of production without further capital expenditure.

     "PROVED DEVELOPED RESERVES" Proved developed reserves are those quantities of crude oil, natural gas and natural gas liquids that, upon analysis of geological and engineering data, are expected with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. This classification includes: (a) proved developed producing reserves, which are those expected to be recovered from currently producing zones under continuation of present operating methods; and (b) proved developed non-producing reserves, which consist of (i) reserves from wells that have been completed and tested but are not yet producing due to lack of market or minor completion problems that are expected to be corrected, and (ii) reserves currently behind the pipe in existing wells which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the well.

     "PROVED RESERVES" The estimated quantities of crude oil, natural gas and other hydrocarbon liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     "PROVED UNDEVELOPED RESERVES" Proved reserves that may be expected to be recovered from existing wells that will require a relatively major expenditure to develop or from undrilled acreage adjacent to productive units that are reasonably certain of production when drilled.

     "ROYALTY INTEREST" An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage for the proceeds of the sale thereof, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalty interests may be either landowner's royalty interests, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually carved from the leasehold interest pursuant to an assignment to a third party or reserved by an owner of the leasehold in connection with a transfer of the leasehold to a subsequent owner.

     "SUBSEA TIEBACK" A productive well that has its wellhead equipment located on the sea floor and is connected by control and flow lines to an existing production platform located in the nearby vicinity.

     "UNITIZE" or "UNITIZATION" Terms used to denominate the joint operation of all or some portion of a producing reservoir, particularly where there is separate ownership of portions of the rights in a common producing pool in order that it may be economically feasible to carry on certain production techniques, maximize reservoir production and serve conservation interests.

     "WORKING INTEREST" The interest in an oil and gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct oil and gas operations on the property and to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Historical Financial Statements:
  Report of Deloitte & Touche LLP, Independent Auditors...............................   F-2
  Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996..............   F-3
  Statements of Operations for the years ended December 31, 1993, 1994 and 1995, the nine months ended September 30, 1995, the three months ended March 31, 1996 and
     the six months ended September 30, 1996..........................................   F-4
  Statements of Stockholder's Equity for the years ended December 31, 1993, 1994 and
     1995, the three months ended March 31, 1996 and the six months ended September
     30, 1996.........................................................................   F-5
  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995, the nine months ended September 30, 1995, the three months ended March 31, 1996 and
     the six months ended September 30, 1996..........................................   F-6
  Notes to Financial Statements.......................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Mariner Energy, Inc.
Houston, Texas

     We have audited the accompanying balance sheets of Mariner Energy, Inc., formerly Hardy Oil and Gas USA, Inc. (the "Company"), as of December 31, 1994 and 1995, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Energy, Inc. as of December 31, 1994 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
July 12, 1996 (August 14, 1996 with respect to Note 10)

                              MARINER ENERGY, INC.

                                 BALANCE SHEETS
         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

                                     ASSETS

                                                                        PREDECESSOR COMPANY
                                                                        -------------------
                                                                           DECEMBER 31,
                                                                        -------------------   SEPTEMBER 30,
                                                                          1994       1995          1996
                                                                        --------   --------   --------------
                                                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................................  $  4,335   $  5,456      $ 14,829
  Receivables:
    Trade.............................................................     5,116      6,121         6,502
    Joint owner and other.............................................     3,026      4,768         1,914
    Affiliates........................................................        27        745
  Prepaid expenses....................................................       117        119           685
  Lease and well equipment inventory..................................        37         36            36
                                                                        --------   --------      --------
         Total current assets.........................................    12,658     17,245        23,966
                                                                        --------   --------      --------
Property and equipment:
  Oil and gas properties, at full cost:
    Proved............................................................   314,109    334,120       157,618
    Unproved, not subject to amortization.............................     8,486      9,559        23,141
                                                                        --------   --------      --------
         Total........................................................   322,595    343,679       180,759
  Accumulated depletion, depreciation and amortization................  (202,460)  (217,862)      (17,463)
                                                                        --------   --------      --------
         Total oil and gas properties, net............................   120,135    125,817       163,296
                                                                        --------   --------      --------
  Other property and equipment........................................     1,743      1,954         1,549
  Accumulated depreciation............................................      (894)    (1,121)         (110)
                                                                        --------   --------      --------
         Total other property and equipment, net......................       849        833         1,439
                                                                        --------   --------      --------
         Total property and equipment, net............................   120,984    126,650       164,735
                                                                        --------   --------      --------
Long-term receivable from affiliates..................................     4,000    106,000
Other assets..........................................................       560        831         3,693
                                                                        --------   --------      --------
                                                                        $138,202   $250,726      $192,394
                                                                        ========   ========      ========
                                    LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable....................................................  $  1,542   $  1,604      $  2,370
  Accrued liabilities.................................................     7,979     12,607        13,911
  Accrued interest....................................................       641      1,011         1,371
  Payable to affiliates...............................................       358        129
  Current portion of long-term debt...................................     3,000      3,000
                                                                        --------   --------      --------
         Total current liabilities....................................    13,520     18,351        17,652
                                                                        --------   --------      --------
Accrual for future abandonment costs..................................       384        617           840
                                                                        --------   --------      --------
Long-term debt:
  Affiliate...........................................................    23,500     23,500
  Subordinated Notes..................................................                             99,512
  Guaranteed Senior Notes.............................................    82,000    139,000
                                                                        --------   --------      --------
         Total long-term debt.........................................   105,500    162,500        99,512
                                                                        --------   --------      --------
Commitments and contingencies
Stockholder's equity:
  Common stock, $1 par value; 10,000 shares authorized and 1,000
    shares issued and outstanding.....................................         1          1             1
  Additional paid-in capital..........................................    35,094     81,094        95,744
  Accumulated deficit.................................................   (16,297)   (11,837)      (21,355)
                                                                        --------   --------      --------
         Total stockholder's equity...................................    18,798     69,258        74,390
                                                                        --------   --------      --------
                                                                        $138,202   $250,726      $192,394
                                                                        ========   ========      ========

                       See notes to financial statements.

                              MARINER ENERGY, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                      PREDECESSOR COMPANY
                                  -----------------------------------------------------------
                                                                       NINE           THREE           SIX
                                                                      MONTHS         MONTHS         MONTHS
                                     YEAR ENDED DECEMBER 31,           ENDED          ENDED          ENDED
                                  -----------------------------    SEPTEMBER 30,    MARCH 31,    SEPTEMBER 30,
                                   1993       1994       1995          1995           1996           1996
                                  -------    -------    -------    -------------    ---------    -------------
                                                                          (UNAUDITED)             (UNAUDITED)
Revenues:
  Oil sales...................... $ 8,021    $ 7,281    $ 7,288       $ 5,226        $ 3,644       $   6,839
  Gas sales......................  26,274     28,575     26,021        17,319         10,134          25,912
                                  -------    -------    -------       -------        -------         -------
          Total revenues.........  34,295     35,856     33,309        22,545         13,778          32,751
                                  -------    -------    -------       -------        -------         -------
Costs and expenses:
  Lease operating expenses.......   7,746      7,118      7,331         5,279          2,872           5,211
  Depreciation, depletion and
     amortization................  15,607     16,221     15,635        11,915          6,309          17,674
  Impairment of oil and gas
     properties..................   6,296      6,257                                                  22,500
  General and administrative
     expenses....................   2,242      1,830      2,028         1,535            712           1,537
                                  -------    -------    -------       -------        -------         -------
      Total costs and expenses...  31,891     31,426     24,994        18,729          9,893          46,922
                                  -------    -------    -------       -------        -------         -------
Operating income (loss)..........   2,404      4,430      8,315         3,816          3,885         (14,171)
Interest:
  Related party income...........   1,456        989      8,472         6,235             57
  Other income...................      57         95        783           713          2,110             310
  Related party expense..........  (1,371)    (1,241)    (1,610)       (1,213)          (381)
  Other expense..................  (5,987)    (6,884)   (11,162)       (8,337)        (3,010)         (5,102)
  Write-off bridge loan fees.....                                                                     (2,392)
                                  -------    -------    -------       -------        -------         -------
Income (loss) before income
  taxes..........................  (3,441)    (2,611)     4,798         1,214          2,661         (21,355)
Provision for income taxes.......                           338           362
                                  -------    -------    -------       -------        -------         -------
Net income (loss)................ $(3,441)   $(2,611)   $ 4,460       $   852        $ 2,661       $ (21,355)
                                  =======    =======    =======       =======        =======         =======

                       See notes to financial statements.

                              MARINER ENERGY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                 COMMON STOCK     ADDITIONAL                     TOTAL
                                                ---------------    PAID-IN     ACCUMULATED   STOCKHOLDER'S
                                                SHARES   AMOUNT    CAPITAL       DEFICIT        EQUITY
                                                ------   ------   ----------   -----------   -------------
Predecessor Company:
  Balance at January 1, 1993..................  1,000      $1      $ 18,594     $ (10,245)     $   8,350
     Capital contribution.....................                       16,000                       16,000
     Net loss.................................                                     (3,441)        (3,441)
                                                           --
                                                 ----               -------     ---------        -------
  Balance at December 31, 1993................  1,000       1        34,594       (13,686)        20,909
     Capital contribution.....................                          500                          500
     Net loss.................................                                     (2,611)        (2,611)
                                                           --
                                                 ----               -------     ---------        -------
  Balance at December 31, 1994................  1,000       1        35,094       (16,297)        18,798
     Capital contribution.....................                       46,000                       46,000
     Net income...............................                                      4,460          4,460
                                                           --
                                                 ----               -------     ---------        -------
  Balance at December 31, 1995................  1,000       1        81,094       (11,837)        69,258
     Net income (unaudited)...................                                      2,661          2,661
                                                           --
                                                 ----               -------     ---------        -------
  Balance at March 31, 1996 (unaudited).......  1,000       1        81,094        (9,176)        71,919
Post Acquisition (unaudited):
  Adjustments due to Acquisition..............                       14,650         9,176         23,826
  Net loss....................................                                    (21,355)       (21,355)
                                                           --
                                                 ----               -------     ---------        -------
  Balance, September 30, 1996.................  1,000      $1      $ 95,744     $ (21,355)     $  74,390
                                                 ====      ==       =======     =========        =======

                       See notes to financial statements.

                              MARINER ENERGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    PREDECESSOR COMPANY
                                              ---------------------------------------------------------------
                                                                                       NINE           THREE
                                                                                      MONTHS         MONTHS       SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,             ENDED          ENDED          ENDED
                                              ---------------------------------    SEPTEMBER 30,    MARCH 31,    SEPTEMBER 30,
                                                1993        1994        1995           1995           1996           1996
                                              --------    --------    ---------    -------------    ---------    -------------
                                                                                          (UNAUDITED)             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................... $ (3,441)   $ (2,611)   $   4,460      $     852       $ 2,661       $ (21,355)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation, depletion and
      amortization...........................   16,022      16,637       16,183         12,337         6,437          20,441
    Impairment of oil and gas properties.....    6,296       6,257                                                    22,500
    Imputed Interest.........................                                                                          1,322
  Changes in operating assets and
    liabilities:
    Trade receivables........................   (3,351)      1,469       (1,005)         1,094        (2,348)          1,967
    Joint owner receivables..................      (55)     (1,724)      (1,742)        (5,068)          475           2,419
    Affiliates receivable....................       (7)         99         (718)        (2,930)       (2,109)
    Prepaid expenses and lease and well
      equipment inventory....................      (78)        260           (1)            79          (307)           (620)
    Other assets.............................     (246)        (43)        (592)          (635)                       (3,715)
    Accounts payable and accrued
      liabilities............................   (3,798)      1,969        5,060          8,343           832           5,392
    Payable to affiliates....................      (74)        241         (229)          (152)          (11)
                                              --------    --------    ---------      ---------      --------       ---------
        Net cash provided by operating
          activities.........................   11,268      22,554       21,416         13,920         5,630          28,351
                                              --------    --------    ---------      ---------      --------       ---------
Cash flows from investing activities:
  Purchase of Predecessor Company, net of
    cash purchased of $5,438.................                                                                       (184,742)
  Additions to oil and gas properties........  (27,966)    (36,923)     (41,772)       (32,099)       (7,495)        (27,955)
  Additions to other property and
    equipment................................     (308)       (205)        (211)          (192)         (153)           (619)
  Proceeds from sale of oil and gas
    properties...............................      216       3,480       20,688         20,688                         7,528
  Issuance of long-term receivable to
    affiliates...............................  (18,500)                (107,000)      (117,000)       (1,000)
  Repayment of long-term receivable from
    affiliates...............................   15,500      14,000        5,000         10,000         3,000
                                              --------    --------    ---------      ---------      --------       ---------
        Net cash provided by (used in)
          investing activities...............  (31,058)    (19,648)    (123,295)      (118,603)       (5,648)       (205,788)
                                              --------    --------    ---------      ---------      --------       ---------
Cash flows from financing activities:
  Principal payments of long-term debt.......                            (3,000)        (3,000)                      (92,000)
  Principal payments on debt to affiliate....  (21,000)       (500)
  Principal payments on Revolving Credit Facility...                                                                 (50,000)
  Issuance of guaranteed senior notes........   25,000                   60,000         60,000
  Proceeds from Subordinated Notes...........                                                                         99,506
  Proceeds from long-term debt...............                                                                         92,000
  Proceeds from Revolving Credit Facility....                                                                         50,000
  Capital contributed........................   16,000         500       46,000         46,000                        92,150
  Sale of common stock.......................                                                                            610
                                              --------    --------    ---------      ---------      --------       ---------
 Net cash provided by financing activities...   20,000           0      103,000        103,000             0         192,266
                                              --------    --------    ---------      ---------      --------       ---------
Increase (decrease) in cash and cash
  equivalents................................      210       2,906        1,121         (1,683)          (18)         14,829
Cash and cash equivalents at beginning of
  period.....................................    1,219       1,429        4,335          4,335         5,456
                                              --------    --------    ---------      ---------      --------       ---------
Cash and cash equivalents at end of period... $  1,429    $  4,335    $   5,456      $   2,652       $ 5,438       $  14,829
                                              ========    ========    =========      =========      ========       =========

                       See notes to financial statements.

                              MARINER ENERGY, INC.

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION -- For the years ended December 31, 1993, 1994, and 1995, and for the three months ended March 31, 1996, Hardy Oil & Gas USA Inc., (the "Company"), was a wholly owned subsidiary of Hardy Holdings Inc. (the "Parent"), which is a wholly owned subsidiary of Hardy Oil & Gas plc ("Hardy plc"), a public company incorporated in the United Kingdom. As a result of the sale of Hardy Oil & Gas USA Inc.'s common stock (See Note 10 to the Financial Statements), the Company changed its name to Mariner Energy, Inc. The Company is primarily engaged in the exploration and exploitation for and development and production of oil and gas reserves, with principal operations both onshore and offshore in Texas and Louisiana.

     INTERIM FINANCIAL INFORMATION -- The financial statements and related information as of September 30, 1996 and for the six months ended September 30, 1996, for the three months ended March 31, 1996 and for the nine months ended September 30, 1995 included herein are unaudited and, in the opinion of management, reflect all adjustments of a normal nature and those considered necessary for fair presentation of financial position, results of operations and cash flows. The results of operations for the six months ended September 30, 1996, three months ended March 31, 1996 and nine months ended September 30, 1995 are not necessarily indicative of operating results for a full year. Additionally, all other financial statement information contained in the Notes to the Financial Statements (excluding Note 10) which occurred subsequent to December 31, 1995 and for any interim period is unaudited.

     CASH AND CASH EQUIVALENTS -- All short-term, highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

     ACCOUNTS RECEIVABLE -- Substantially all of the Company's accounts receivable arise from sales of oil or natural gas, or from reimbursable expenses billed to the other participants in oil and gas wells for which the Company serves as operator.

     OIL AND GAS PROPERTIES -- Oil and gas properties are accounted for using the full-cost method of accounting. All direct costs and certain indirect costs associated with the acquisition, exploration and development of oil and gas properties are capitalized. Amortization of oil and gas properties is provided using the unit-of-production method based on estimated proved oil and gas reserves. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of oil and gas reserves. The net carrying value of proved oil and gas properties is limited to an estimate of the future net revenues (discounted at 10%) from proved oil and gas reserves based on period-end prices and costs plus the lower of cost or estimated fair value of unproved properties. As a result of this limitation, a permanent impairment of oil and gas properties of approximately $6,296,000 and $6,257,000 was recorded during fiscal years 1993 and 1994, respectively. Unproved properties are reviewed for impairment annually.

     NON OIL AND GAS PROPERTY AND EQUIPMENT -- Depreciation of non oil and gas property and equipment is provided on a straight-line basis over their estimated useful lives which range from five to seven years.

     DEFERRED LOAN COSTS -- Deferred loan costs, which are included in other assets, are stated at cost and amortized straight-line over their estimated useful lives, not to exceed the life of the related debt.

     INCOME TAXES -- The Company's taxable income is included in a consolidated United States income tax return with the Parent. The intercompany tax allocation policy provides that each member of the consolidated group compute a provision for income taxes on a separate return basis. The Company records its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability approach is required which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities (see Note 7 to the Financial Statements).

                              MARINER ENERGY, INC.

     CAPITALIZED INTEREST COSTS -- The Company capitalizes interest based on the cost of major development projects which are excluded from current depreciation, depletion, and amortization calculations. Capitalized interest costs approximated $916,000, $558,000 and $1,265,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     ACCRUAL FOR FUTURE ABANDONMENT COSTS -- Provision is made for abandonment costs calculated on a unit-of-production basis, representing the Company's estimated liability at current prices for costs which may be incurred in the removal and abandonment of production facilities at the end of the producing life of each property.

     NATURAL GAS HEDGING PROGRAM -- The Company enters into swap agreements to reduce the effects of the volatility of the price of natural gas on the Company's operations. These agreements involve the receipt of fixed price amounts in exchange for variable payments based on NYMEX prices and specific volumes. The differential to be paid or received is accrued in the month of the related production and recognized as a component of gas revenues. Subsequent to December 31, 1995, the Company extended its natural gas hedging program to include its production of crude oil.

     REVENUE RECOGNITION -- The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas from those wells is produced and sold. Oil and gas sold is not significantly different from the Company's share of production.

     FINANCIAL INSTRUMENTS -- The Company's financial instruments consist of cash and cash equivalents, receivables, payables, and debt. As of December 31, 1995, the estimated fair value of the Company's Guaranteed Senior Notes was approximately $142,366,000. This estimated fair value was determined based on borrowing rates available at December 31, 1995 for debt with similar terms and maturities. The notes receivable and payable to affiliates are of a related-party nature and the fair value is not practicable to estimate. The carrying amount of the Company's other financial instruments approximates fair value.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     NEW ACCOUNTING PRONOUNCEMENTS -- In October 1995, the Financial Accounting Standards Board issued its Statement No. 123, "Accounting for Stock Based Compensation" ("FAS 123") which establishes an alternative method of accounting for stock based compensation to the method set forth in Accounting Principles Board Opinion No. 25 ("APB 25"). FAS 123 encourages, but does not require, adoption of a fair value based method of accounting for stock options and similar equity instruments granted to employees. The Company will continue to account for such grants under the provisions of APB 25 and will adopt the disclosure provisions of FAS 123 in the first quarter of 1996. Accordingly, adoption of FAS 123 does not affect the amounts recorded in the financial statements for periods through December 31, 1995.

2. RELATED-PARTY TRANSACTIONS

     RECEIVABLES FROM AFFILIATES -- Effective July 1, 1992, the Company entered into a $25 million lending facility with Hardy Petroleum Limited, a subsidiary of Hardy plc. Advances under this facility bore interest at 8.9%. During the year ended 1993, the outstanding balance of $15 million was repaid. The Company earned interest income of approximately $561,000 on the receivable for the year ended December 31, 1993.

     Effective May 26, 1993, the Company entered into a $20 million lending facility with Hardy Petroleum Limited. At December 31, 1994 and 1995, $4 million and $1 million, respectively, was outstanding under this lending facility. Advances bore interest at 7.88% and the Company earned interest income of approximately

                              MARINER ENERGY, INC.

$895,000, $989,000 and $314,000 on the receivable for the years ended December 31, 1993, 1994 and 1995, respectively (See Note 10 to the Financial Statements).

     Effective January 10, 1995, the Company entered into a $23 million lending facility with Hardy plc. At December 31, 1995, $23 million was outstanding under this lending facility. The maturity date of May 31, 2001 may be extended to May 31, 2003 at the election of either party, and advances bear interest at 7.77%. The Company earned interest income of approximately $1,762,000 on the receivable for the year ended December 31, 1995 (See Note 10 to the Financial Statements).

     Effective January 11, 1995, the Company entered into a $23 million lending facility with Hardy plc which bears interest on advances at 7.07% and matures on November 30, 1997. At December 31, 1995, $23 million was outstanding under this lending facility. The Company earned interest income of approximately $1,599,000 on the receivable for the year ended December 31, 1995 (See Note 10 to the Financial Statements).

     Effective January 12, 1995, the Company entered into a $59 million lending facility with Hardy plc. At December 31, 1995, $59 million was outstanding under this lending facility. The maturity date of November 30, 2000 may be extended to November 30, 2004 at the election of either party, and advances bear interest at 8.46%. The Company earned interest income of approximately $4,780,000 on the receivable for the year ended December 31, 1995 (See Note 10 to the Financial Statements).

     The current receivable from affiliates represents accrued interest related to the lending facilities (See Note 10 to the Financial Statements).

     DEBT TO AFFILIATE -- At December 31, 1994 and 1995, the Company had $23,500,000 outstanding under a $45 million loan facility with Hardy plc. The borrowed amount bears interest at the London Interbank Offered Rate ("LIBOR") plus 0.75%. The agreement, as modified, contains certain restrictive covenants relating to the maintenance of certain measures of financial position during the term of the loan. As of December 31, 1995, the Company was in compliance with all such covenants. The loan will mature on June 1, 1998. (See Note 10 to the Financial Statements).

     The Company incurred interest expense of approximately $1,371,000, $1,241,000 and $1,610,000 on the debt during the years ended December 31, 1993, 1994 and 1995, respectively.

     The current payable to affiliates at December 31, 1994 and 1995 included approximately $131,000 and $129,000, respectively, for accrued interest related to affiliated debt. (See Note 10 to the Financial Statements).

     GENERAL AND ADMINISTRATIVE EXPENSES -- The Company pays an affiliate for various administrative support services. Included in general and administrative expenses was approximately $254,000, $283,000 and $230,000 for the years ended December 31, 1993, 1994 and 1995, respectively, for such services. In management's opinion, such allocated expenses reasonably represent expenses incurred by the affiliate on behalf of the Company.

                              MARINER ENERGY, INC.

3. LONG-TERM DEBT

     REVOLVING CREDIT FACILITY -- Effective January 21, 1991, Hardy plc entered into an $80,000,000 Revolving Credit Facility (the "Facility") with an international bank. The Company is an original borrower on the Facility and may draw down funds as long as the aggregate amount borrowed by the original borrowers, which include Hardy plc and its affiliates (the "group"), does not exceed the following amounts (in thousands):

                                      PERIOD                                     AMOUNT
    ---------------------------------------------------------------------------  -------
    January 21, 1991 -- June 30, 1995..........................................  $80,000
    July 1, 1995 -- December 31, 1995..........................................   67,000
    January 1, 1996 -- June 30, 1996...........................................   54,000
    July 1, 1996 -- December 31, 1996..........................................   41,000
    January 1, 1997 -- June 30, 1997...........................................   28,000
    July 1, 1997 -- December 31, 1997..........................................   15,000

     The maturity date of the Facility is December 31, 1997, and borrowings bear interest at the rate of LIBOR plus 0.725%. The Company had no borrowings outstanding under the Facility at December 31, 1995, 1994 or 1993. The total amount outstanding under the Facility, representing borrowings by the group, at December 31, 1995 was approximately $1,000,000.

     GUARANTEED SENIOR NOTES -- Effective June 1, 1992, the Company issued to institutional investors 9.05% Guaranteed Senior Notes, Series A ("Series A"), and 8.45% Guaranteed Senior Notes, Series B ("Series B"), in the aggregate amounts of $45,000,000 and $15,000,000 due June 1, 2002 and 1999, respectively. The Series A and Series B notes are guaranteed by the Parent and Hardy plc. In addition to paying the entire outstanding principal amount and the interest due on the maturity dates of the Series A and Series B notes, the Company is required to prepay the lesser of (a) $9,000,000 and $3,000,000, respectively, or
(b) the principal amount of the notes then outstanding on June 1 of each year, commencing June 1, 1998 and 1995, respectively.

     Effective May 1, 1993, the Company issued to institutional investors 7.88% Guaranteed Senior Notes in the aggregate principal amount of $25,000,000 due June 1, 2003. The notes are guaranteed by the Parent and Hardy plc. In addition to paying the entire outstanding principal amount and the interest due on the notes on the respective maturity date, the Company is required to prepay the lesser of (a) $5,000,000 or (b) the principal amount of the notes then outstanding on June 1 of each year, commencing June 1, 1999.

     Effective January 11, 1995, the Company issued to institutional investors 8.46% Guaranteed Senior Notes in the aggregate principal amount of $60,000,000 due June 1, 2004. The notes are guaranteed by the Parent and Hardy plc. In addition to paying the entire principal amount and the interest due on the notes on the respective maturity date, the Company is required to prepay the lesser of
(a) $12,000,000 or (b) the principal amount of the notes then outstanding on December 1 of each year, commencing December 1, 2000. The entire remaining principal amount of the notes shall become due and payable on December 1, 2004.

     The guaranteed senior notes require, among other things, that the Company meet certain financial ratios and maintain a minimum tangible net worth. As of December 31, 1995, the Company was in compliance with all such requirements.

                              MARINER ENERGY, INC.

The annual aggregate maturities of the long-term debt are as follows (See Note 10 to the Financial Statements, in thousands):

    1996......................................................................  $  3,000
    1997......................................................................     3,000
    1998......................................................................    35,500
    1999......................................................................    17,000
    2000......................................................................    26,000
    Thereafter................................................................    81,000
                                                                                --------
              Total...........................................................  $165,500
                                                                                ========

     The Company paid interest on all outstanding indebtedness of $8,075,000, $8,734,000 and $13,670,000 as of December 31, 1993, 1994 and 1995, respectively.

     As a result of the Acquisition, which occurred subsequent to year end (see
Note 10), all long-term debt outstanding at December 31, 1995 was satisfied.

4.  STOCKHOLDER'S EQUITY

     The Company received capital contributions of $16,000,000, $500,000 and $46,000,000, from the Parent, which was ultimately contributed from Hardy plc, during the years ended December 31, 1993, 1994 and 1995, respectively.

5.  EMPLOYEE CAPITAL ACCUMULATION PLAN

     The Company provides all full-time employees participation in the Employee Capital Accumulation Plan (the "Plan") which is comprised of a contributory 401(k) savings plan and a discretionary profit sharing plan. Under the 401(k) feature, the Company, at its sole discretion, may contribute an employer-matching contribution equal to a percentage not to exceed 50% of each eligible participant's matched salary reduction contribution as defined by the Plan. Under the discretionary profit sharing contribution feature of the Plan, the Company's contribution, if any, shall be determined annually and shall be 4% of the lesser of the Company's operating income or total employee compensation and shall be allocated to each eligible participant pro rata to his or her compensation. During 1993, 1994 and 1995, the Company contributed $145,000, $158,500 and $163,000, respectively, to the Plan. This plan is a continuation of a plan provided by the Predecessor Company.

6.  COMMITMENTS AND CONTINGENCIES

     MINIMUM FUTURE LEASE PAYMENTS -- The Company leases certain office facilities and other equipment under long-term operating lease arrangements. Minimum rental obligations under the Company's operating leases in effect at December 31, 1995 are as follows (in thousands):

    1996........................................................................  $  378
    1997........................................................................     443
    1998........................................................................     443
    1999........................................................................     442
    2000........................................................................     442
    Thereafter..................................................................     221
                                                                                  ------
              Total.............................................................  $2,369
                                                                                  ======

     Rental expense, before capitalization, was approximately $330,500, $356,000 and $373,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

                              MARINER ENERGY, INC.

     NATURAL GAS HEDGING PROGRAM -- The Company conducts a hedging program with respect to its sales of natural gas using various instruments whereby monthly settlements are based on the differences between the price or range of prices specified in the instruments and the settlement price of certain natural gas futures contracts quoted on the open market. The instruments utilized by the Company differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product.

     During 1993, hedges on 3,070,000 MMBTU of natural gas resulted in a decrease of natural gas revenues of $881,610. During 1994, hedges on 7,407,000 MMBTU of natural gas resulted in an increase of natural gas revenues of $876,863. During 1995, hedges on 5,890,000 MMBTU of natural gas resulted in an increase of natural gas revenues of $1,020,297.

     At December 31, 1995 the Company had open contracts on approximately 2,883,000 MMBTU which expire at varying times through March 31, 1996. The "approximate break-even price" (the weighted average of the monthly settlement prices of the applicable futures contracts which would result in no settlement being due to or from the Company) with respect to such contracts is approximately $1.98 per MMBTU.

7. INCOME TAXES

     The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision (in thousands):

                                                             1993        1994        1995
                                                            -------     -------     -------
    Income (loss) before income taxes.....................  $(3,441)    $(2,611)    $ 4,798
                                                            =======     =======     =======
    Income tax expense (benefit) computed at statutory
      rates...............................................  $(1,204)    $  (914)    $ 1,679
    Change in valuation allowance.........................    1,197         898      (1,261)
    Other.................................................        7          16         (80)
                                                            -------     -------     -------
    Tax expense...........................................  $    --     $    --     $   338
                                                            =======     =======     =======

     Federal income tax paid during the year ended December 31, 1995 was $338,000. No federal income taxes were paid during the years ended December 31, 1993 and 1994.

     The Company's deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                       1994         1995
                                                                     --------     --------
    Deferred tax assets:
      Net operating loss carryforwards.............................  $ 26,668     $ 28,157
      Alternative minimum tax credit carryforward..................                    321
      Other........................................................       964          959
                                                                     --------     --------
                                                                       27,632       29,437
    Valuation allowance............................................   (10,644)      (9,383)
                                                                     --------     --------
    Total net deferred tax assets..................................    16,988       20,054
                                                                     --------     --------
    Deferred tax liabilities --
      Differences between book and tax basis of properties.........   (16,988)     (20,054)
                                                                     --------     --------
              Total net deferred taxes.............................  $     --     $     --
                                                                     ========     ========

     As of December 31, 1995, the Company had cumulative net operating loss carryforwards ("NOL") for federal income tax purposes of approximately $80 million, which expire in years ranging from 2005 to 2011. In

                              MARINER ENERGY, INC.

addition, the Company has approximately $0.3 million of alternative minimum tax credit carryforwards. SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. Because of the uncertain nature of their ultimate realization, based on past performance and expiration dates, the Company has established a valuation allowance against these carryforward benefits for all net deferred tax assets in excess of net deferred tax liabilities. Because of the change in ownership of the Company as described in Note 10 to the Financial Statements, the NOL will not be available to the ongoing entity.

8. OIL AND GAS PRODUCING ACTIVITIES

     The results of operations from the Company's oil and gas producing activities are as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1993        1994        1995
                                                           --------    --------    --------
    Oil and gas sales....................................  $ 34,295    $ 35,856    $ 33,309
    Production costs.....................................    (7,746)     (7,118)     (7,331)
    Depletion, depreciation, and amortization............   (15,607)    (16,221)    (15,635)
    Income tax expense...................................                              (338)
                                                           --------    --------    --------
                                                           $ 10,942    $ 12,517    $ 10,005
                                                           ========    ========    ========

     Costs incurred in oil and gas producing activities are as follows (in thousands, except per equivalent mcf amounts):

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1993        1994        1995
                                                           --------    --------    --------
    Property acquisition costs...........................  $    590    $  2,521    $  4,594
    Development costs....................................    15,681      17,907      24,312
    Exploration costs....................................    11,695      16,495      12,866
    Production costs.....................................     7,746       7,118       7,331
    Depletion, depreciation, and amortization rate per
      equivalent mcf.....................................      1.02         .95         .96

     All of the Company's oil and gas revenues are from proved developed properties located in the United States.

     The Company capitalizes internal costs, associated with exploration activities. These capitalized costs approximated $3,965,000, $3,479,000 and $4,264,000, for the years ended December 31, 1993, 1994 and 1995, respectively.

     During the year ended December 31, 1993, sales of oil and gas to four purchasers accounted for 14%, 14%, 12% and 12% of total revenues. During the year ended December 31, 1994, sales of oil and gas to three purchasers accounted for 25%, 13% and 11% of total revenues. During the year ended December 31, 1995, sales of oil and gas to three purchasers accounted for 20%, 20% and 12% of total revenues. Management believes that the loss of these purchasers would not have a material impact on the Company's financial condition or results of operations.

9. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE
   INFORMATION (UNAUDITED)

     Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing

                              MARINER ENERGY, INC.

regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Reserve estimates are inherently imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by independent petroleum engineers that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results will differ, and are likely to differ materially, from the results estimated.

                    ESTIMATED QUANTITIES OF PROVED RESERVES
                                 (IN THOUSANDS)

                                                                         OIL (BBL)     GAS (MCF)
                                                                         ---------     ---------
December 31, 1992......................................................    6,190         80,837
  Extensions...........................................................       61         15,483
  Revisions of previous estimates......................................      353          7,266
  Production...........................................................     (470)       (12,507)
  Sales of reserves in place...........................................       (6)           (19)
                                                                           -----         ------
December 31, 1993......................................................    6,128         91,060
  Extensions...........................................................      829         21,842
  Revisions of previous estimates......................................      423          4,241
  Production...........................................................     (459)       (14,362)
  Sales of reserves in place...........................................      (21)        (2,136)
                                                                           -----         ------
December 31, 1994......................................................    6,900        100,645
  Extensions...........................................................       46          2,476
  Revisions of previous estimates......................................      307         14,113
  Production...........................................................     (424)       (13,770)
  Sales of reserves in place...........................................     (160)        (5,134)
                                                                           -----         ------
December 31, 1995......................................................    6,669         98,330
                                                                           =====         ======

                              MARINER ENERGY, INC.

               ESTIMATED QUANTITIES OF PROVED DEVELOPED RESERVES
                                 (IN THOUSANDS)

                                                                         OIL (BBL)     GAS (MCF)
                                                                         ---------     ---------
December 31, 1992......................................................    3,641         62,329
December 31, 1993......................................................    3,653         67,263
December 31, 1994......................................................    4,037         83,192
December 31, 1995......................................................    4,357         87,843

     The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved oil and gas reserves. The information presented is based on a valuation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of the Company's oil and gas properties, nor should it be considered indicative of any trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                                 (IN THOUSANDS)

                                                                         DECEMBER 31,
                                                               --------------------------------
                                                                 1993        1994        1995
                                                               --------    --------    --------
Future cash inflows..........................................  $270,376    $285,823    $370,471
Future production and development costs......................  (124,942)   (138,185)   (125,936)
Future income taxes..........................................    (5,776)     (8,819)    (37,518)
                                                               --------    --------    --------
Future net cash flows........................................   139,658     138,819     207,017
Discount of future net cash flows at 10% per annum...........   (49,001)    (49,215)    (46,502)
                                                               --------    --------    --------
Standardized measure of discounted future net cash flows.....  $ 90,657    $ 89,604    $160,515
                                                               ========    ========    ========

     During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on crude oil's posted prices in the United States, including the posted prices paid by purchasers of the Company's crude oil. The weighted average prices of oil and gas at December 31, 1994 and 1995, used in the above table, were $16.28 and $17.78 per Bbl, respectively, and $1.67 and $2.72 per Mcf, respectively.

                              MARINER ENERGY, INC.

     The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
    Sales and transfers of oil and gas produced,
      net of production costs..........................  $(26,549)    $(28,738)    $(25,978)
    Net changes in prices and production costs.........     4,090       (5,655)      64,319
    Extensions and discoveries, net of future
      development and production costs.................     5,246       27,509        5,712
    Revisions of previous quantity estimates...........     7,057        4,324       18,090
    Sales of reserves in place.........................    (9,127)        (475)      (6,141)
    Net change in income taxes.........................     4,255       (2,130)      (7,191)
    Accretion of discount before income taxes..........    10,006        9,424        9,532
    Changes in production rates (timing) and other.....     3,456       (5,312)      12,568
                                                         --------     --------     --------
    Net change.........................................  $ (1,566)    $ (1,053)    $ 70,911
                                                         ========     ========     ========

10. SUBSEQUENT EVENTS

     THE ACQUISITION -- Pursuant to a stock purchase agreement dated April 1, 1996, Joint Energy Development Investments Limited Partnership ("JEDI"), which is an affiliate of Enron Capital & Trade Resources Corp. ("ECT"), purchased from Hardy Holdings Inc. all of the issued and outstanding stock of the Company for a purchase price of approximately $185.5 million effective April 1, 1996 for financial accounting purposes (the "Acquisition"). In connection with the Acquisition, ECT and Mariner Holdings entered into agreements with certain members of the Company's management providing for a continued role of management in the Company after the Acquisition.

     The sources and uses of funds related to financing the Acquisition were as follows:

                                SOURCES OF FUNDS
                                 (IN MILLIONS)

        JEDI Bridge Loan(1).................................................  $ 92.0
        Common stock purchased by JEDI(2)...................................    95.0
        Working capital provided by the Company.............................     6.0
                                                                              ------
                  Total.....................................................  $193.0
                                                                              ======

                                 USES OF FUNDS
                                 (IN MILLIONS)

        Acquisition purchase price..........................................  $185.5
        Acquisition costs and other expenses(3).............................     7.5
                                                                              ------
                  Total.....................................................  $193.0
                                                                              ======

---------------
(1) The JEDI Bridge Loan was incurred by Mariner Holdings to fund a portion of the consideration paid in the Acquisition, which has been pushed down for accounting purposes to the Company.

(2) As contemplated in connection with the Acquisition and shortly after the consummation thereof, certain members of the Company's management purchased approximately 4% of the capital stock of Mariner Holdings (and thereby acquired beneficial ownership of approximately 4% of the capital stock of the Company) for an aggregated consideration valued at approximately $3.6 million. Such consideration consisted of approximately $0.6 million in cash and approximately $3.0 million of overriding royalty

                              MARINER ENERGY, INC.

    interests, which amounts are not included in the above sources and uses of funds related to the Acquisition.

(3) Includes $2.9 million of fees and expenses paid to JEDI associated with the purchase of the common stock by JEDI, $2.6 million of expenses paid to JEDI associated with the implementation of the JEDI Bridge Loan and $2.0 million of other transaction fees and expenses.

     Pursuant to a Participation Agreement dated as of May 16, 1996 (the "Participation Agreement"), by and between Hardy plc and Mariner Holdings, Hardy plc has an option to purchase participation rights in certain prospects generated by the Company until May 16, 1999. This option entitles Hardy plc to acquire up to 25% of any leasehold or working interest the Company holds in any exploitation prospect that (i) is located in the Gulf, (ii) the Company, in its reasonable judgment, plans to develop, (iii) the Company reasonably expects to exploit using a floating production facility or a subsea tieback system that will require estimated gross capital expenditures in excess of $150.0 million and (iv) is generated by the Company and is expected to be operated by the Company. The Company is required to provide notice to Hardy plc within ten days of acquiring an interest, or a contractual right to acquire an interest, in such a prospect. Hardy plc must exercise its option with respect to such prospect within ten days of receiving such notice from the Company. If Hardy plc exercises its participation right as to any prospect, it must pay the Company a ratable portion of the Company's costs and expenses in generating and acquiring the prospect, including a ratable portion of a $250,000 prospect fee. In addition to the interest in the prospect it acquires from the Company, Hardy plc would then have the right to copy any geological and geophysical data owned by the Company and pertaining to the prospect in which it is participating, unless the Company is restricted from doing so by another agreement.

     The Acquisition has been accounted for using the purchase method of accounting. As such, JEDI's cost to acquire the Company, including transaction costs, have been allocated to the assets and liabilities acquired based on estimated fair values. As a result, the Company's financial position and operating results subsequent to the date of the Acquisition reflect a new basis of accounting and are not comparable to prior periods. In addition, $1.3 million of interest was imputed for the period from April 1, 1996 to the date of closing.

     The allocation of JEDI's purchase price to the assets and liabilities of the Company resulted in a significant increase in the carrying value of the Company's oil and gas properties. Under the full cost method of accounting, the carrying value of oil and gas properties is generally not permitted to exceed the sum of the present value (10% discount rate) of estimated future net cash flows from proved reserves, based on current prices and costs, plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). Based upon the allocation of JEDI's purchase price, estimated proved reserves and product prices in effect at the date of the Acquisition, the purchase price allocated to oil and gas properties was in excess of the cost center ceiling by approximately $22.5 million. The resulting writedown is a non-cash charge and has been included in the results of operations for the period ended September 30, 1996.

     The allocation of the purchase price (including fees and expenses) is summarized as follows in millions of dollars:

        Current assets......................................................  $ 18.3
        Property and equipment..............................................   181.4
        Other noncurrent assets.............................................     2.6
        Liabilities assumed.................................................   (12.2)
                                                                              ------
                  Total.....................................................  $190.1
                                                                              ======

                              MARINER ENERGY, INC.

     The following unaudited pro forma financial data have been prepared assuming that the Acquisition and the related financing were consummated on January 1, 1995. Amounts are in thousands, except number of shares and per share amounts.

                                                                                   NINE MONTHS
                                                                                      ENDED
                                                                YEAR ENDED          SEPTEMBER
                                                             DECEMBER 31, 1995       30, 1996
                                                             -----------------     ------------
    Revenues...............................................       $33,309            $ 46,529
                                                                  =======             =======
    Net income (loss)......................................       $(1,956)           $  3,848
                                                                  =======             =======
    Weighted average number of common shares outstanding...         1,000               1,000

     JEDI BRIDGE LOAN -- In connection with the acquisition, JEDI and Mariner Holdings entered into a Credit, Subordination and Further Assurances Agreement dated May 16, 1996, pursuant to which JEDI provided a loan commitment to Mariner Holdings of $105 million. Under this commitment Mariner Holdings borrowed $92 million (the "JEDI Bridge Loan") to partially fund the Acquisition. The JEDI Bridge Loan bore interest at 6% above LIBOR (11.5% at June 30, 1996). The JEDI Bridge Loan was repaid with proceeds from dividends paid by the Company to Mariner Holdings; the Company used proceeds of $50 million from borrowings under the Revolving Credit Facility and $42 million from the issuance of the 10 1/2% Senior Subordinated Notes to pay such dividends. As a result of the repayments, the JEDI Bridge Loan was terminated. In connection with the $92 million repayment, $2.4 million of the JEDI Bridge Loan debt fees were written off during the period ended September 30, 1996.

     REVOLVING CREDIT FACILITY -- On June 28, 1996, the Company entered into a revolving credit facility (the "Revolving Credit Facility") with NationsBank of Texas, N.A. as agent for a group of lenders (the "Lenders"). The Revolving Credit Facility provides for a maximum $150 million revolving credit loan and matures on June 28, 1999. The borrowing base under the Revolving Credit Facility is currently $50 million and is subject to periodic redetermination. The Revolving Credit Facility is unsecured. On June 28, 1996, the Company borrowed $50 million under the Revolving Credit Facility and used the proceeds to pay a dividend to Mariner Holdings, which was used by Mariner Holdings to partially repay the JEDI Bridge Loan. During August 1996, the outstanding balances of both the Revolving Credit Facility and the JEDI Bridge Loan were repaid with the proceeds from the issuance of the 10 1/2% Senior Subordinated Notes.

     Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus 0.75% to 1.25% (depending upon the level of utilization of the Borrowing Base) or (ii) the higher of (a) the agent's prime rate and (b) the federal funds rate plus 0.5%. The Company incurs a quarterly commitment fee ranging from 0.25% to 0.375% per annum on the average unused portion of the Borrowing Base, depending upon the level of utilization.

     The Revolving Credit Facility contains various restrictive covenants which, among other things, restrict the payment of dividends, limit the amount of debt the Company may incur, limit the Company's ability to make certain loans and investments, limit the Company's ability to enter into certain hedge transactions and provide that the Company must maintain a specified relationship between cash flow and fixed charges and cash flow and interest on indebtedness.

     10 1/2% SENIOR SUBORDINATED NOTES -- On August 14, 1996 the Company completed the sale of $100 million principal amount of 10 1/2% Senior Subordinated Notes Due 2006, Series A (the "Outstanding Notes"). The proceeds of the notes were used by the Company to (i) pay a dividend to Mariner Holdings, which used the dividend to fully repay the JEDI Bridge Loan assumed in the Acquisition, and (ii) to repay the Revolving Credit Facility. The Outstanding Notes bear interest at 10 1/2% payable semiannually in arrears on February 1 and August 1 of each year. The Outstanding Notes are unsecured obligations of the Company, and

                              MARINER ENERGY, INC.

are subordinated in right of payment to all senior debt (as defined in the indenture governing the Outstanding Notes) of the Company, including indebtedness under the Revolving Credit Facility.

     The indenture pursuant to which the Outstanding Notes are issued contains certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, redeem capital stock, make investments, enter into transactions with affiliates, sell assets and engage in mergers and consolidations.

     The Outstanding Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2001, initially at 105.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after August 1, 2003. In addition, at the option of the Company, at any time prior to August 1, 1999, up to an aggregate of 35% of the original principal amount of the Outstanding Notes will be redeemable from the net proceeds of one or more public equity offerings, at 110.5% of their principal amount, plus accrued interest, provided that any such redemption shall occur within 60 days of the date of the closing of such public equity offering.

     In the event of a change of control of the Company (as defined in the indenture pursuant to which the Outstanding Notes are issued), each holder of the Outstanding Notes (the "Holder") will have the right to require the Company to repurchase all or any portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.

     The Company is obligated to consummate an exchange offer pursuant to an effective registration statement or to cause resales of the Notes to be registered under the Securities Act and, if one of such events does not occur prior to the date that is six months after the date of the initial sale of the Outstanding Notes, interest on the Notes will increase permanently by 0.5% per annum.

     STOCK OPTION PLAN -- During June 1996, Mariner Holdings established the Mariner Holdings, Inc. 1996 Stock Option Plan (the "Plan") providing for the granting of stock options to key employees and consultants. Options granted under the Plan will not be less than the fair market value of the shares at the date of grant. The maximum number of shares of Mariner Holdings common stock that may be issued under the Plan is 142,800.

     On June 27, 1996, options (the "Options") to purchase 128,331 shares were granted at an exercise price of $100 per share. The Options generally become exercisable as to one-fifth on each of the first five anniversaries of the date of grant. The Options expire seven years after the date of grant.

     OVERRIDING ROYALTY INTERESTS -- Pursuant to agreements, certain employees and consultants are entitled to receive, as incentive compensation, overriding royalty interests ("Overriding Royalty Interests") in certain oil and gas prospects acquired by the Company. Such Overriding Royalty Interests entitle the holder to receive a specified percentage of the gross proceeds from the future sale of oil and gas (less production taxes), if any, applicable to the prospects.

     HEDGING TRANSACTIONS -- The following table sets forth the Company's open hedging contracts for oil and natural gas and the weighted average of NYMEX prices hedged under various swap agreements entered into as of September 30, 1996.

                                                         CRUDE OIL                NATURAL GAS
                                                    --------------------     ----------------------
                                                                WEIGHTED                   WEIGHTED
                                                                AVERAGE                    AVERAGE
                                                      BBLS       PRICE         MMBTU        PRICE
                                                    --------    --------     ---------     --------
Three months ended December 31, 1996..............   184,000     $18.55      4,304,200      $ 2.34
January-February 1997.............................   118,000      18.55      2,184,000        2.36

     During the six months ended September 30, 1996 the Company's crude oil revenues were decreased $811,000 and natural gas revenues were increased $176,000, as a result of hedging transactions. During the

                              MARINER ENERGY, INC.

three months ended March 31, 1996 the Company's natural gas revenues were decreased $2,347,000 as a result of hedging transactions. During the nine months ended September 30, 1995, the Company's gas revenues were increased $1,209,000 as a result of hedging transactions.

     RELATED PARTY TRANSACTIONS -- Enron Corp. is the parent of ECT, and an affiliate of Enron and ECT is the general partner of JEDI. Accordingly, Enron may be deemed to control JEDI, Mariner Holdings and the Company. In addition, five of the Company's directors are officers of Enron or affiliates of Enron. Enron and certain of its subsidiaries and other affiliates collectively participate in many phases of the oil and natural gas industry and are, therefore, competitors of the Company. In addition, ECT and JEDI have provided, and may in the future provide, and ECT Securities Corp. has assisted, and may in the future assist, in arranging financing to non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company. Because of these various conflicting interests, ECT, the Company, JEDI and the members of the Company's management who are also stockholders of Mariner Holdings have entered into an agreement that is intended to make clear that Enron and its affiliates have no duty to make business opportunities available to the Company.

     The Company expects that from time to time it will engage in various commercial transactions and have various commercial relationships with Enron and certain affiliates of Enron, such as holding and exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron and the Company have working interests. Such interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, the Company has entered into several agreements with Enron or affiliates of Enron for the purpose of hedging oil and natural gas prices on the Company's future production. The Company believes that its current agreements with Enron and its affiliates are, and anticipates that, but can provide no assurance that, any future agreements with Enron and its affiliates will be, on terms no less favorable to the Company than would be contained in an agreement with a third party.

                          [MARINER ENERGY, INC. LOGO]